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AUG 3 1
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RPM

2011 Annual Report

RPM International Inc.

A World Leader in Specialty Coatings and Sealants





Momentu



1 About RPM
2 **Resilience**
Letter to the Associates, Customers and Shareholders of RPM
8 **Protection**
Keeping the Elements at Bay
12 **Momentum**
Increasing RPM's Growth Momentum
16 Leading Brands Lead the Way
Financial Section
18 Management's Discussion and Analysis
31 Consolidated Financial Statements
36 Notes to Consolidated Financial Statements
63 Quarterly Stock Price and Dividend Information
64 Management's Report on Internal Control
65 Auditor's Reports
67 Stockholder Information
68 Global Operations
69 Directors and Officers
See cover fold-out for Selected Financial Data



About the Cover

The theme for this year's annual report – Resilience. Protection. Momentum. – is reflected by the images on the cover.

cover: clockwise, from top left

Among **Tremco**'s innovative roofing and waterproofing solutions are vegetated, reflective and photovoltaic roofing systems, which offer the benefits of sustainability and energy efficiency.

Among **Zinsser**'s brand leading primers is Bulls Eye Zero, a recently introduced product, which delivers an eco-friendly, zero VOC formula that's great for all surfaces.

Carboline coatings prevent weathering and delamination on the leading edge of wind turbine blades, while **Fibergrate** and **Kemrock** produce parts such as nacelles and blades.

Universal, the first all-surface spray paint is one of **Rust-Oleum**'s many innovations that make it the number one small project paint brand in North America.

For 90 years, **Stonhard** has been manufacturing and installing high-performance seamless floors, walls and linings that are engineered to perform in both industrial and commercial environments without sacrificing design.

DAP's Alex Plus is the number one caulk and sealant brand in North America.





The paper in this annual report is certified to the Forest Stewardship Council™ (FSC®) standards. It was tracked through the FSC chain of custody, which means the forest, paper manufacturer, merchant and printer are all FSC certified. The FSC certification is indicative of the highest social and environmental standards for paper use. More information is available at www.fscus.org/paper.

Selected Financial Data (In thousands, except per share and percent data)

All financial data based on fiscal years ended May 31		2011	2010[1,2]	2
RESULTS FROM OPERATIONS	Net sales	$ 3,381,841	$ 3,412,716	$ 3,368
	Income (loss) before income taxes	295,053	268,454	180
	Net income (loss) attributable to RPM International Inc. stockholders	189,058	180,037	119
PERFORMANCE MEASURES	Return on sales %	5.6	5.3	
	Return on total RPM International Inc. stockholders' equity %	16.1	16.2	
PER SHARE DATA	Basic earnings (loss) per common share attributable to RPM International Inc. stockholders	$ 1.46	$ 1.40	$
	Diluted earnings (loss) per common share attributable to RPM International Inc. stockholders	1.45	1.39	
	Cash dividends declared per share	0.835	0.815	0.:
	Total RPM International Inc. stockholders' equity per share	9.91	8.50	
BALANCE SHEET HIGHLIGHTS	Total RPM International Inc. stockholders' equity	$ 1,263,164	$ 1,079,473	$ 1,143
	Retained earnings	583,035	502,562	427
	Working capital	1,132,681	818,667	703
	Total assets	3,515,029	3,004,024	3,409
	Long-term debt	1,106,304	924,308	762
OTHER DATA	Cash from operating activities	$ 238,166	$ 203,936	$ 266
	Depreciation and amortization	72,753	84,253	85
	Average shares outstanding	127,403	127,047	126

[1] Reflects the loss recorded upon deconsolidation of SPHC on May 31, 2010 (See Note A[2] and Note N to the Consolidated Financial Statements). [2] Excluding the impact of the loss recognized upoı in consolidated net sales of $3.12 billion, income before income taxes of $260.2 million, net income attributable to RPM International Inc. stockholders of $162.9 million and diluted earnings per shaı of asbestos-related insurance settlement of $15.0 million ($9.7 million after-tax) in 2007, and asbestos charges of $288.1 million ($185.1 million after-tax) in 2008, $380.0 million ($244.3 million after-ta Statements). • [5] Reflects adoption of ASC 350 (formerly SFAS No. 142) regarding Goodwill (See Note A[11] to the Consolidated Financial Statements). • Acquisitions made by the company during t made to prior-year amounts to conform to the current-year presentation. • See Notes to Consolidated Financial Statements.

Segment Charts

■ 2010 Pro-forma (assumes the deconsolidation of SPHC occurred prior to fiscal 2010)

[1] Earnings Before Interest & Taxes for business segments is reconciled to Income (Loss) Before Income Taxes on page 22 for each of the three years ended May 31, 2011.

[2] Includes goodwill and other intangible asset impairment charge of $15.5 million in 2009. Excluding this charge, industrial segment EBIT would have been $196.5 million.

Industrial Segment

Net Sales
$ in billions



Earnings Before Interest & Taxes[1,2]
$ in millions



Identifiable Assets
$ in billions



Comparison of Cumulative Total Return

Among RPM International Inc., the S&P 500 Index and a Peer Group

The following graphs compare the cumulative five-year and ten-year total return provided shareholders on RPM International Inc.'s common stock relative to the cumulative total returns of the S&P 500 Index and a customized peer group of seven companies that includes: Akzo Nobel N.V., Ferro Corporation, H.B. Fuller Company, Masco Corporation, PPG Industries, Inc., The Sherwin-Williams Company and The Valspar Corporation. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in RPM common stock, the peer group and the index on 5/31/2006 and 5/31/2001, and their relative performance is tracked through 5/31/2011.

Five-Year Comparison

Five-year comparison based on $100 invested on 5/31/06 in stock or index — including reinvestment of dividends. Fiscal year ending May 31.



Cumulative Total Return	5/06	5/07	5/08	5/09	5/10	5/11
■ RPM International Inc.	100.00	126.20	140.92	92.83	125.40	154.74
◆ S&P 500	100.00	122.79	114.57	77.26	93.47	117.73
● Peer Group	100.00	128.46	115.10	77.91	104.29	137.45

2010[1,2]	2009[3]	2008[4]	2007[4]	2006[4]	2005[4]	2004	2003[4]	2002[5]	2001
12,716	$ 3,368,167	$ 3,643,791	$ 3,338,764	$ 3,008,338	$ 2,555,735	$ 2,307,553	$ 2,053,482	$ 1,960,738	$ 1,984,961
68,454	180,868	34,007	307,535	(122,475)	163,728	217,616	47,853	154,124	101,487
80,037	119,616	44,428	208,289	(76,205)	105,032	141,886	35,327	101,554	62,961
5.3	3.6	1.2	6.2	(2.5)	4.1	6.1	1.7	5.2	3.2
16.2	10.5	4.0	20.7	(7.8)	10.5	15.4	4.1	13.6	9.8
1.40	$ 0.93	$ 0.36	$ 1.71	$ (0.68)	$ 0.87	$ 1.23	$ 0.31	$ 0.97	$ 0.62
1.39	0.93	0.36	1.64	(0.68)	0.86	1.16	0.30	0.97	0.62
0.815	0.7900	0.7450	0.6850	0.6300	0.5900	0.5500	0.5150	0.5000	0.4975
8.50	9.05	9.46	9.20	7.93	8.88	8.38	7.56	8.22	6.26
79,473	$ 1,143,671	$ 1,136,556	$ 1,086,870	$ 925,941	$ 1,037,739	$ 970,402	$ 871,752	$ 858,106	$ 639,710
02,562	427,955	412,314	475,676	349,493	500,125	464,026	385,791	409,603	360,458
18,667	703,754	937,614	705,509	655,718	693,656	516,542	499,863	479,041	443,652
04,024	3,409,921	3,763,567	3,333,149	2,996,064	2,647,475	2,345,202	2,238,224	2,078,844	2,078,490
24,308	762,295	1,066,687	886,416	870,415	837,948	718,929	724,846	707,921	955,399
03,936	$ 266,995	$ 234,714	$ 202,305	$ 185,489	$ 157,352	$ 154,035	$ 156,276	$ 191,370	$ 74,495
84,253	85,144	85,366	81,607	74,299	65,992	63,277	58,674	56,859	81,494
27,047	126,373	120,151	118,179	116,837	116,899	115,777	115,294	104,418	102,202

the loss recognized upon deconsolidation of SPHC and assuming that the deconsolidation of SPHC had occurred prior to fiscal 2010, pro-forma results for fiscal 2010 would have resulted diluted earnings per share of $1.26. [3] Reflects the impact of goodwill and other intangible asset impairment charge of $15.5 million ($15.3 million after-tax) in 2009. • [4] Reflects the impact on ($244.3 million after-tax) in 2006, $78.0 million ($49.5 million after-tax) in fiscal 2005 and $140.0 million ($87.5 million after-tax) in fiscal 2003 (See Note N to the Consolidated Financial by the company during the periods presented may impact comparability from year to year (See Note A[4] to the Consolidated Financial Statements). • Certain reclassifications have been

2.20 2.10 2.00 1.90 1.80 1.70 1.60 1.50 1.40

Consumer Segment

Net Sales
$ in billions

06	07	08	09	10	11
1.09	1.13	1.17	1.00	1.08	1.12

Earnings Before Interest & Taxes[1]
$ in millions

06	07	08	09	10	11
155	145	152	102	147	146

Identifiable Assets
$ in billions

06	07	08	09	10	11
1.17	1.34	1.34	1.19	1.14	1.20

$150 125 100 75

Ten-Year Comparison

Ten-year comparison based on $100 invested on 5/31/01 in stock or index — including reinvestment of dividends. Fiscal year ending May 31.

$425 400 375 350 325 300 275 250 225 200 175 150 125 100 75

5/01 5/02 5/03 5/04 5/05 5/06 5/07 5/08 5/09 5/10 5/11

Cumulative Total Return	5/01	5/02	5/03	5/04	5/05	5/06	5/07	5/08	5/09	5/10	5/11
■ RPM International Inc.	100.00	198.73	161.58	198.27	245.70	269.15	339.66	379.28	249.84	337.53	416.48
◆ S&P 500	100.00	86.15	79.21	93.72	101.44	110.21	135.33	126.26	85.14	103.01	129.74
● Peer Group	100.00	115.56	94.77	122.42	136.94	155.27	199.46	178.72	120.98	161.93	213.41

5/11 .74 7.73 7.45



Stock Listing:	Institutional Stockholders:	Individual Stockholders:	Employees:	Manufacturing:
New York Stock Exchange (Symbol: RPM)	Over 300 (66 percent of total shares)	82,000 (34 percent of total shares)	More than 9,000 worldwide	78 facilities in 18 countries

About RPM

RPM International Inc. is a multinational holding company with subsidiaries that manufacture and market high-performance coatings, sealants and specialty chemicals, primarily for maintenance, repair and improvement applications. In fiscal 2011, the company's industrial products accounted for 67 percent of total sales, with consumer products representing the remainder.

RPM's industrial products are sold in approximately 150 countries and territories. The industrial segment's products include:

- Tremco roofing materials and services;
- Tremco and illbruck construction sealants, waterproofing systems, air barriers and firestopping systems;
- Euco admixtures and other products for the concrete and masonry industries;
- Stonhard and Flowcrete polymer flooring systems;
- Carboline high-performance corrosion control coatings and fireproofing coatings;
- Universal Sealants' expansion joints and waterproofing for bridge decks; and
- Fibergrate fiberglass reinforced plastic grating.

RPM's consumer products are sold primarily in North America and the United Kingdom, with an increasing presence on the European continent. The consumer segment's products include:

- Rust-Oleum rust-preventative and small project paints, garage floor and basement floor coatings, and specialty paints and coatings;
- DAP caulks, sealants, adhesives, and patch and repair products;
- Zinsser primer-sealers, wallcovering preparation and removal products, and mildew-resistant paints;
- Rust-Oleum and Varathane wood stains and finishes;
- Tor and Blackfriar specialty coatings;
- Wolman deck coatings; and
- Testors hobbyist products.

Resilience



To the Associates, Customers and Shareholders of RPM

Resilience. Protection. Momentum. This theme for our fiscal 2011 annual report is particularly appropriate because it reports on a year of exceptional financial performance in the face of a highly challenging operating environment, spotlights a key benefit that many of our products and services provide, and looks optimistically towards the future of RPM.



Resilience is evidenced by the improved sales and operating income from most of our 50 business units during fiscal 2011, despite a host of challenges.

A combination of top-line growth, product reformulations and price increases helped most of our operating companies overcome raw material shortages and rapidly escalating costs. This situation was brought about by high worldwide raw material demand, particularly in Asia and emerging markets, coupled with a decline in supplier capacity due to industry consolidation and plant closures resulting from the recent worldwide recession. While we do not see the raw material picture improving over the near term, our business units are well positioned to manage this challenge.

The ongoing globalization of many of RPM's industrial businesses helped mitigate the impact of the sluggish economies in our more established North American and European markets.

RPM's commercial construction related businesses achieved significant gains in market share, despite the overall decline in commercial construction in North America and Europe, our two primary continents of operation. Following a period of greatly curtailed capital spending by business due to the recession, we are seeing signs that pent-up demand, along with a strengthening economy, will further improve results of our commercial construction-oriented businesses, which resumed growth during the second half of fiscal 2011.



left **Frank Sullivan**, RPM International Inc. chairman and CEO, addresses Tremco employees, government officials and suppliers at a June 17, 2011 event to celebrate the completion of Tremco's sustainable headquarters renovation and dedicate the building to its retired president, Jeffrey L. Korach. The facility's vegetated roof is featured on the cover of this annual report, and more information about the project can be found on page 4 and at www.TremcoGreenHQ.com.

Our consumer businesses created new market categories, introduced a host of new products – including some at substantially higher price points than our consumer lines have traditionally participated in – and gained market share over the competition in addressing an anemic U.S. housing market. New U.S. housing starts in 2010 were 72 percent below 2005 levels and sales of existing housing units remained stubbornly below their 2005 peak. Yet our consumer segment business units that are impacted by housing held their own in the face of this challenge.

A real differentiator for RPM in a challenging climate such as we faced in fiscal 2011 is our entrepreneurial operating culture. This culture puts decision making close to the marketplace and facilitates a quick response to changing market and supply conditions. This nimble posture in a difficult economy puts RPM at a decided advantage over more bureaucratic business structures.

P **Protection** has been a cornerstone of the RPM value proposition for our customers since the company's founding in 1947. Our products and services offer protection from the effects of weather, corrosion, fire, water and other elements. As a result of performing invaluable functions at a small percentage of our customers' annual operating costs, RPM products are able to command higher value-added pricing in their marketplaces. A more detailed review of the protection foundation of RPM is contained on pages 8 through 11 of this annual report.

m **Momentum** is reflected in our two traditional avenues of growth: acquisitions and internal initiatives such as new products, new distribution and new geographic penetration. Both avenues are extremely robust as we enter fiscal 2012. Because of our long-standing practice of having acquired businesses operate largely independently under their existing management as part of RPM, we have earned the reputation as "the best home for entrepreneurial businesses" in our industry. This reputation is proving to have widespread attraction to entrepreneurs as we expand our acquisition program in Asia, Europe, South America and the Middle East.

Our internal growth story is also compelling, including major successes from Rust-Oleum in its newer automotive care product line and from Tremco illbruck in gaining a significant foothold in the European high-performance building industry. More information on momentum for both internal growth and acquisitions follows on pages 12 through 15.







■ 2010 Pro-forma
(assumes the deconsolidation of SPHC occurred prior to fiscal 2010)

Sales, Net Income Up Sharply vs. Pro-Forma Prior Year

Sales for the 2011 fiscal year ended May 31, 2011, increased 8.5 percent to $3.38 billion from a pro-forma $3.12 billion a year ago. Net income of $189.1 million was a 16.1 percent improvement over the pro-forma $162.9 million earned in fiscal 2010. Diluted earnings per share attributable to RPM International Inc. stockholders grew 15.1 percent to $1.45 from a pro-forma $1.26 a year ago. Consolidated EBIT (earnings before interest and taxes) improved 10.5 percent to $344.8 million from a pro-forma $312.1 million in fiscal 2010.

+8.5% sales | **+16.1%** net income | **+15.1%** diluted EPS

Most of our 50 business units posted improved sales versus prior-year pro-forma results. In the industrial segment, sales increased to $2.26 billion, an 11.3 percent improvement over the $2.03 billion in pro-forma net sales recorded in fiscal 2010. Industrial segment EBIT was up 15.4 percent to $235.8 million from a pro-forma $204.4 million a year ago.

Consumer segment sales grew a more modest 3.4 percent, to $1.12 billion from a pro-forma $1.08 billion in fiscal 2010. Consumer EBIT declined less than one percent, to $146.0 million from a pro-forma $147.3 million last year. Higher raw material costs negatively impacted the EBIT of both segments.

+11.3% industrial segment sales

+3.4% consumer segment sales

* Excludes asbestos charges of $140.0 million ($87.5 million after-tax) in 2003, $78.0 million ($49.5 million after-tax) in 2005, $380.0 million ($244.3 million after-tax) in 2006 and $288.1 million ($185.1 million after-tax) in 2008; asbestos-related insurance settlement of $15.0 million ($9.7 million after-tax) in 2007; intangible asset impairment charges of $15.5 million ($15.3 million after-tax) in 2009; and fiscal 2010 excludes the impact of the loss recognized upon deconsolidation of Specialty Products Holding Corp. and its wholly owned subsidiaries at May 31, 2010 and assumes the deconsolidation of SPHC occurred prior to fiscal 2010.



left Using its own products and those of many RPM sister companies, **Tremco** transformed its 40-year-old headquarters into a high-performance building that is energy efficient, uses less water, employs renewable energy sources and reduces operating costs substantially from prior levels. Among its many features are four types of Tremco sustainable roofing systems; Tremco sealants, gaskets, and engineered transition assemblies; Stonhard polymer flooring and an electricity generating wind turbine. It is expected to attain LEED Gold certification.

Pro-forma figures exclude our deconsolidated Specialty Products Holding Corp. (SPHC) and its subsidiaries from our fiscal 2010 results. We believe that this provides an "apples-to-apples" comparison of RPM's financial performance in fiscal 2011 versus 2010.

You will recall that on May 31, 2010, we announced action to permanently resolve the asbestos-related Bondex legacy liability contained within our SPHC subsidiary, itself the holding company for Bondex and certain other RPM subsidiaries. At that time, SPHC and Bondex filed Chapter 11 bankruptcy proceedings in Delaware. These filings caused the removal of the asbestos liability from our balance sheet and also halted additional Bondex asbestos cases and their related cash costs. As a consequence of these filings, SPHC results were no longer consolidated as part of RPM's financial results, beginning with the first quarter of fiscal 2011. All told, deconsolidated SPHC subsidiaries, most of which were in our industrial segment, had sales of $319.6 million and $11.1 million in net income in fiscal 2010.

The ultimate effect of these filings was to allow RPM to grow from a fiscal 2010 pro-forma revenue base of $3.1 billion and no longer be impacted by Bondex asbestos liability claims or related costs, which had affected RPM's financial performance for several years.

Reported results for fiscal 2010 are included in the financial highlights and financial statements of this annual report, while further information on the SPHC deconsolidation and bankruptcy proceedings is contained in Note N to the Consolidated Financial Statements beginning on page 58.

Financial Position Strengthens from a Solid Base

RPM's cash flow, capital position and liquidity further improved in fiscal 2011 over their strong levels at the end of fiscal 2010.

- Cash from operations was up 16.7 percent, to $238 million from $204 million in fiscal 2010. It funded our 37th consecutive year of increases in the cash dividend and some $40 million in capital expenditures, while supporting $39 million in acquisition spending.

▲16.7% cash from operations

- Our net (of cash) debt-to-total capital ratio remained low by historic comparisons, which has often ranged from 40 percent to 60 percent. The ratio in fiscal 2011 was 34.8 percent, compared to 39.8 percent at the end of the prior fiscal year.
- Total available liquidity at the end of fiscal 2011 was $887 million. This high level of liquidity gives us the financial flexibility to act on the current robust deal flow in our acquisition pipeline.
- At May 31, 2011, the company's long-term debt was $1.1 billion, with 95.8 percent of this amount at fixed rates averaging 6.32 percent.

Included in the long-term debt at May 31, 2011 is the $150 million in aggregate principal amount of 6.125 percent notes due October 15, 2019, which were sold May 27, 2011 at a premium to yield 4.934 percent. Underwriters were led by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC. Net proceeds of the offering were approximately $162 million and are being used for general corporate purposes, including working capital and acquisitions. The notes are a further issuance of the $300 million aggregate principal amount of 6.125 percent notes due in 2019 and initially issued by the company on October 9, 2009.

Dividend Program, High Yield Help Boost Total Return

Once again, RPM's cumulative total return to investors significantly outpaced both our peer group and the S&P 500 for both the past five-year and ten-year periods. Our ten-year total return was more than 95 percent higher than the peer group and more than 221 percent higher than the S&P 500. Over the past five years, the RPM performance premium over our peer group was 13 percent and we outperformed the S&P 500 by 31 percent. Full details on RPM's total return is reflected in the charts on the inside front cover of this annual report.

RPM's cumulative total return has outperformed the S&P 500 by 221% over the past 10 years.

A significant component of total return involves reinvested dividends, and RPM has been committed to a growing dividend since we began paying one 37 years ago. This past fiscal year was no exception. On October 7, 2010, the company's board of directors increased the quarterly cash dividend by 2.4 percent, to $0.210 per share from $0.205 per share, marking the 37th consecutive annual increase in the quarterly cash dividend.

▲37th consecutive annual dividend increase

Less than half of 1 percent of all 19,000 publicly traded U.S. companies has paid an increasing cash dividend for this period of time or longer, according to the summer 2011 edition of the *Mergent Handbook of Dividend Achievers*. Both individual and institutional investors are increasingly showing interest in dividends as a significant component of total return and also a validation of the quality of a company's earnings. RPM continues to enjoy strong investment community interest, due in part to our earnings performance, but also due to our dividend track record.

We were encouraged during the past year when the U.S. Congress voted on legislation to continue through 2012 the maximum 15 percent tax rate on qualified dividends, which was originally passed in 2003. The 2003 legislation treated dividends in the same category as capital gains. They were previously treated like ordinary income and taxed up to the maximum federal rate of 39.6 percent. The 2003 change was predicated on the fact that corporate profits in the U.S. were already taxed at rates among the highest in the world and then taxed again when a corporation's shareholders received dividends. This double tax on shareholders receiving dividends – either directly or through mutual funds – provided a huge disincentive for investment. As a result, we welcomed the extension of the 2003 dividend tax policy, and we encourage you to support its permanent continuation with your federal elected officials.



parkdışticaret a.ş.





Acquisition Pipeline Percolating

We were pleased with the quality and strategic fit of the acquisitions RPM completed during the fiscal year. These included:

- **Hummervoll Industribelegg AS**, a supplier and installer of industrial flooring systems based in Bergen, Norway, with more than $11 million in annual sales. Acquired by RPM's Performance Coatings Group on June 10, 2010, Hummervoll nicely complements our existing Stonhard and Flowcrete flooring systems businesses, and provides both geographic market expansion in Scandanavia as well as product capabilities extensions in the offshore oil industry.
- **Park Dis Ticaret A.S.**, which supplies sealants, tapes and membranes in Turkey and nearby markets in the Middle East and former Soviet Union republics. Acquired by our Building Solutions Group on September 28, 2010, this $10 million business will extend our geographic reach while adding existing RPM product lines to its own portfolio in its core markets.
- **Pipeline & Drainage Systems Ltd. (PDS)**, a producer of curb, bridge and channel drainage products for construction and infrastructure markets in the United Kingdom and Ireland. Based in Wakefield, England, PDS has annual sales of approximately $8 million and was acquired by our Performance Coatings Group on December 21, 2010.
- **PSI Packaging, Inc.**, a $6 million producer of micro- and macro-fibers for the ready-mixed and pre-cast concrete market, based in LaFayette, Georgia. Acquired by The Euclid Chemical Company, a unit of RPM's Building Solutions Group, on February 10, 2011, PSI is expected to add both product line extensions for Euclid, as well as manufacturing capacity and expertise.

Subsequent to the end of the 2011 fiscal year, our Performance Coatings Group announced the acquisition of API S.p.A. on August 3, 2011. API is a $28 million producer and installer of polyurethane and urethane-based flooring and decking solutions for cruise ships, mega-yachts and naval applications and is based in Genoa, Italy. In addition to its primary focus on the marine market, API also produces epoxy and polyurethane flooring systems for the Italian building market. API enhances RPM's capabilities in decorative flooring and complements the strengths of our Stonhard and Flowcrete commercial polymer flooring businesses.



Each of these acquisitions is expected to be accretive to earnings within one year, and all of them continue with their existing management and employees, which further demonstrates why RPM is known as "the best home for entrepreneurial businesses" in our industry.

Innovation and acquisitions fueled our growth in fiscal 2011 and will propel RPM in fiscal 2012 as well.

Additionally, in May 2011, we increased our minority interest in Kemrock Industries and Exports Ltd, a fully integrated fiberglass reinforced plastic composites manufacturer with more than $200 million in annual sales that is based in Vadodara, Gujarat State, India. The increase in ownership – from 14.9 percent to 18.3 percent – triggered a requirement under Indian law for RPM to make a tender offer for up to an additional 20 percent of Kemrock. RPM's ownership of Kemrock may increase further when the required tender offer is completed.



We expect to continue to realize benefits from the aggressive corporate development efforts of the past couple of years. As a result, we anticipate that the annual sales volume of businesses acquired in fiscal 2012 will be substantially higher than that of businesses acquired in fiscal 2011.

Upbeat Outlook for Fiscal 2012

RPM's resilience during the past fiscal year gives us confidence of improving results, despite a continuation of most of the headwinds the company faced during fiscal 2011. We anticipate ongoing shortages and price increases for raw materials during the 2012 fiscal year. The U.S. housing market is slowly recovering, but both components of it – sales of new and existing homes – will remain well below peak levels of the mid-2000s.

Commercial construction has begun to rebound from recession levels, as evidenced by the solid second-half performance of our Building Solutions Group. In some respects, this is a combination of both economic recovery and pent-up demand as a result of projects postponed over the past two or three years due to the economy. RPM itself is a case in point. Our capital spending in fiscal 2010 was only $23 million, increasing to $40 million in fiscal 2011. For fiscal 2012, we are budgeting capital spending at $70 million, which is essentially the level it was pre-recession.

With a realistic assessment of the challenges we will face in fiscal 2012, we expect to grow total sales by 8 percent to 10 percent. Industrial sales will likely increase in the high single-digit to low double-digit levels, while consumer sales growth will be more modest. We anticipate that the sales growth will lead to a gain in diluted earnings per share of between 10 percent and 15 percent.

At RPM, our associates are competing aggressively in the marketplace by introducing new products and establishing new distribution that will result in market share gains and continuing momentum for our businesses. They continue to cope with high raw material costs through sales growth, reductions in more controllable expenses, product reformulations and price increases where appropriate. These efforts have not been easy the past few years, and we thank our associates for their ongoing dedication, commitment and resilience. RPM operating companies continue to forge closer working partnerships with their customers, enabling both to succeed in a difficult economy. To our shareholders, we are pleased to bring to your portfolio the protection of a continually increasing dividend and a total return on your investment that has outperformed both our peer group and the S&P 500.

With heartfelt thanks for your investment of time, talent and treasure in RPM,

Very truly yours,



Frank C. Sullivan
Chairman and Chief Executive Officer

August 30, 2011

The Value of
168℠

The Value of 168 is a statement of the corporate philosophy of RPM. This figure, often cited by our founder, Frank C. Sullivan, literally represents the number of hours in a week. On a deeper level, it serves to remind us of his belief that we are born with two great gifts: life and the time to do something with it. The Value of 168 signifies RPM's enduring commitment to our fellow employees, customers and stockholders.

Protection



Keeping the Elements at Bay on Customer Structures

Corrosion, water, fire, freeze/thaw cycles, pollution, sun and mildew wage a daily battle on the built environment. Buildings have a fighting chance in this battle, thanks to protection from RPM.

Frank C. Sullivan founded Republic Powdered Metals in 1947. Its single product line was Alumanation, an asphaltic aluminum roof coating to protect metal roofs from corrosion while reflecting the sun's heat. It is still produced by RPM's Tremco business unit today.

Since that time, the company's sales have increased to $3.4 billion and its products number in the thousands. But nearly all of those products share the mission of the first: to protect a customer's assets from the ravages of nature and man.

RPM coatings guard against corrosion on structures ranging from huge bridges, industrial plants, workboats and barges (Carboline) to patio furniture and motor vehicles (Rust-Oleum). The company's sealants and roofing products prohibit air and water infiltration in institutions, offices, multi-family housing units and parking garages (Tremco, illbruck), on single family homes (DAP, Tremco Barrier Solutions, illbruck), on roads and bridges (Universal Sealants) and in water and wastewater treatment facilities (Vandex, Tremco). RPM helps prevent the spread of fire in commercial structures, chemical plants and offshore oil platforms (Carboline, Tremco, AD Fire Protection, Nullifire). Serving a wide variety of niche markets, RPM products also protect commercial and institutional floors (Stonhard, Flowcrete, illbruck), concrete (Euco) and wood (Wolman, Varathane, Rust-Oleum).



left Architect's rendering shows the $290 million Inner Belt Bridge now under construction in Cleveland and scheduled to open in fall 2013. Structural steel for the bridge will arrive at the construction site already protected with Carbozinc coatings from **Carboline**. More than 4,000 feet long, the structure will carry Interstate 90 traffic over the Cuyahoga River valley.

Photo credit: HNTB Ohio, Inc.

above **Nullifire**'s comprehensive range of market-leading fire stopping products provides passive fire protection to construction joints, gaps and service wall penetrations. Nullifire FF177, a fire rated polyurethane foam includes an ergonomic cap system for ease of use and has strong adhesion properties on nearly all building materials. **DAP** 3.0 Advanced Sealants are formulated with Kwik Dry Technology, allowing them to be exposed to water after just three hours, without washing out. DAP was first-to-market with this game-changing technology, which provides time-saving benefits for both professionals and do-it-yourselfers, when contrasted to the 24-36 hours of curing time required by conventional caulks.

---

opposite page Budapest's new CET cultural center on the banks of the Danube River offers residents cultural, retail and leisure activities. The steel, aluminum and glass structure incorporates **Tremco** sealants and **illbruck** tapes where glass joins metal and in other locations throughout the complex.

right

The Bow, a 58-story office and retail complex in Calgary, Canada, utilizes AD Firefilm III, a thin-film intumescent decorative coating from **AD Fire Protection**. The coating, which gives structural steel a painted appearance while providing up to three hours of fire resistance, complements extensive architectural use of exposed structural steel members inside the building. The structure, scheduled to open in the first quarter of 2012, has a number of sustainability features, including a design that harnesses and maximizes Calgary's climatic conditions, such as seasonal sun paths, rainfall, winds, humidity and temperature variations.

below, top

Blackfriar Decking Stain is a hard-wearing matte finish that stains, protects and waterproofs timber decking throughout the UK market. The translucent stain allows the beauty of the wood's natural grain to show through while providing water repellency, along with resistance to scuffs, mold and ultraviolet rays.

below, bottom

VANDEX IC is a water-based ready-to-use silane/siloxane microemulsion cream that provides a barrier against upwardly moving moisture. Installed with a simple application gun in pre-drilled holes in a mortar course, the active ingredients spread to form an effective hydrophobic barrier against rising damp in brick, natural stone and sandstone walls above a mortar foundation.







left **Rust-Oleum** automotive care products have more than tripled their market share in just two years. They include paints to enhance auto surfaces with long-lasting color; primers to prevent rust and ensure a smooth, even topcoat; and solvents and removers. New in fiscal 2011 was Rock Guard clear coat for bumpers and wheels, brake caliper paint and clear high-heat paint.

above **Universal Sealants (UK) Ltd. (USL)** has a dominant market share in the UK for expansion joints and waterproofing on bridge decks. USL offers a turn-key bridge deck system to civil engineers by providing both products and installation services.

right New from **Zinsser** is BONDZ Maximum Adhesion Primer, which is specifically formulated to bond any topcoat to difficult-to-paint surfaces such as fiberglass, tile, glazed brick, aluminum, laminate and galvanized steel. BONDZ has a fast-drying formula that dries to the touch in 30 minutes and can be lightly sanded and topcoated in as little as two hours.





left, top and bottom

Complementing its Universal Sealants Ltd. infrastructure construction business, RPM acquired **Pipeline & Drainage Systems,** a UK-based supplier of curb, bridge and channel drainage products. Also expanding RPM's European footprint was the acquisition of **Hummervoll Industribelegg AS,** a Norwegian supplier of industrial flooring systems.

below

RPM's most recent acquisition, **API S.p.A.,** is a leading supplier of polymer flooring systems for cruise ships and other large vessels. Here, API's Flexigel Decoro polyurethane system with high scratch and UV resistance provides colorful enhancements to a children's water park on board the Carnival Splendor.







Momentum



Increasing RPM's Growth Momentum

Propelling RPM forward is the company's two-pronged growth strategy, which includes the acquisition of complementary businesses and the implementation of internal growth initiatives.

RPM has long been recognized as a leading industry consolidator. Its value proposition is particularly appealing to owner-entrepreneurs who, upon joining RPM, maintain the autonomy to run their businesses with their existing management team in a decentralized operating structure. Additionally, they gain access to RPM's vast operational and financial resources that can help them accelerate their growth. As a testament to this strategy, more than one-third of RPM's operating companies today are managed by their founders or second- or third-generation family members.

Equally important are the internal initiatives that drive RPM's growth. Its operating units are continuously developing new products and services, capturing market share from their competitors, creating new markets by addressing previously unmet demand and expanding into new geographies. In addition, they are seizing on global macroeconomic trends that present significant growth opportunities, such as maintenance needs, sustainable building, energy demand, and aging infrastructure.



above Because of the performance characteristics of **Mantrose-Haeuser**'s natural shellacs, major cosmetics companies such as Estée Lauder, L'Oreal and Proctor & Gamble use them in their mascara products.

left By establishing a local presence, **Flowcrete** has grown in Asian markets such as Thailand, where it installed a 200,000-square-foot Deckshield polyurethane resin flooring system for a car park and helipad at the Faculty of Medicine Ramathibodi Hospital. This localized approach is also working in India, where Flowcrete recently opened a manufacturing plant.

right

Aiming to improve building design, construction and materials performance, **Tremco**'s Commercial Sealants & Waterproofing Division launched a state-of-the-art test facility. It conducts controlled testing of air barrier systems and building enclosures to gauge their resistance to wind, air and moisture infiltration, and other environmental conditions. Tremco is the only building materials manufacturer known to have such a technically advanced facility.

below, inset

Since the 2007 acquisition of UK-based **Tor Coatings, Rust-Oleum** has built a new 40,000-square-foot high-speed aerosol filling line at Tor's Birtley facility and partnered with British home improvement personality Sarah Beeny to introduce the Rust-Oleum brand to the UK. It has quickly captured market share and recently replaced a major competitor at B&Q, the largest home improvement retailer in the UK and Europe.







above

Always innovating, **Rust-Oleum**'s new Countertop and Cabinet Transformations kits have quickly become a hit with consumers. They allow do-it-yourselfers to give their kitchens a fresh, up-to-date look at a fraction of the time and expense of a traditional remodel. Cabinet Transformations are available in 70 different color combinations, while Countertop Transformations can replicate the look of today's most sought-after countertop materials, like natural stone.



above Like it has successfully done with other products, **Rust-Oleum** is leveraging the strong equity in its brand name by applying it to Rust-Oleum Wood Care, a line of stains, varnishes, polyurethanes and other wood coatings for interior or exterior applications.

left Liquid Elements is **Stonhard**'s new division that provides artfully poured floors to high-end retail establishments, hotels, restaurants and showrooms. Liquid Elements Smooth floor, shown here in Berlin Night, is a contemporary offering that can enhance the showroom floors of auto dealerships.

below Demonstrating RPM's reputation as the industry's "best home for entrepreneurial businesses" is **FibreGrid Limited**. Since its acquisition and integration into RPM's **Watco UK** business last fiscal year, the family-run safety products supplier has grown significantly. Here, its anti-slip products are being installed on residence hall stairs and landing areas at the University of Surrey.





Leading Brands Lead the Way

Strong brand recognition and leading market share characterize most RPM brands

With strong brands and market leadership come many advantages. Among them are the ability to command premium pricing, shorten sales cycles due to awareness, gain repeat purchases because of loyalty, and lower costs for raw materials through economies of scale. RPM has long recognized these benefits and has thus made brand leadership a key component to its growth strategy.

It carries out this strategy in a number of ways. One is to extend the reach of RPM's existing brands by bringing them to new markets and geographies, such as Flowcrete's recent entry into India. Another is to leverage the power of existing brands by applying them to new products. A recent example is the Transformations line of countertop and cabinet refinishing kits that carry the Rust-Oleum moniker. Of course, brand leadership is also a key criterion as RPM considers prospects for acquisition. In fact, a company's brand, along with its other intangible assets, can represent as much as 80 percent of its corporate value, according to the United Nations' World Intellectual Property Organization.

Trademarks appearing in this annual report:

AD Firefilm®, Alumanation®, Bondz®, Bulls Eye 1-2-3®, Bulls Eye Zero®, Cabinet Transformations®, Carboline®, Countertop Transformations®, DAP®, Dynaflex 230®, Dymonic®, Epoxy Shield®, EUCO®, Fibergrate®, i illbruck®, illbruck®, Increte Systems®, Jomax®, Matacryl®, Mathys®, MM Modern Masters®, NatureSeal®, Nullifire®, Okon®, Pactan®, Paraseal®, Phenoseal®, Plasite®, Plastic Wood®, Raincoat®, Rust-Oleum®, Stonhard®, Stops Rust®, Tamms®, Testors®, Tremco®, Tremstop®, Tuff-N-Dri®, Universal®, Vandex®, Varathane®, Watchdog Waterproofing®, Watco®, Wood's First Choice®, Zerodraft®, Zinsser®

A Ascoat Industrial Floor Surfacing™, AD™, Blackfriar™, Canam Building Envelope Specialists Inc.™, Cave™, Chemtec Chemicals BV Producer Of Advanced Technology™, DAP 3.0™, DIF™, Deckshield™, Ecoloc Industrial and Commercial Floor Systems™, FibreGrid Limited Creating A Safer Environment™, Flexigel Decoro™, Flowcrete™, HI Hummervoll Industribellegg AS™, Kemrock Industries And Exports Limited™, Liquid Elements™, Mantrose-Haeuser Co., Inc.™, Park Diş Ticaret A.Ş. ™, Parks™, Pipeline & Drainage Systems Ltd. Developing Pipeline & Drainage Solutions™, Pitchmastic PmB™, PSI Fibers™, R RadiantColor™, Republic Powdered Metals, Inc.™, Rock Guard™, Super Diamond Clear™, Tor™, Tremclad™, USL™, WTI™

Wolman is a registered trademark of Arch Wood Protection, Inc. used under a license by subsidiary corporations of RPM International Inc.

Any marks appearing in this annual report that are not the trademarks of RPM International Inc. and its subsidiaries are the property of their respective owners.



Results

RPM International Inc.

18 Management's Discussion and Analysis
31 Consolidated Financial Statements
36 Notes to Consolidated Financial Statements
63 Quarterly Stock Price and Dividend Information
64 Management's Report on Internal Control
65 Auditor's Reports
67 Stockholder Information
68 Global Operations
69 Directors and Officers
See cover fold-out for Selected Financial Data



Management's Discussion and Analysis of Results of Operations and Financial Condition

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our Consolidated Financial Statements include the accounts of RPM International Inc. and its majority-owned subsidiaries, except for certain subsidiaries that were deconsolidated on May 31, 2010 (please refer to Note A(2) to the Consolidated Financial Statements for further information). Preparation of our financial statements requires the use of estimates and assumptions that affect the reported amounts of our assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We continually evaluate these estimates, including those related to our allowances for doubtful accounts; inventories; allowances for recoverable taxes; useful lives of property, plant and equipment; goodwill and other intangible assets; environmental, warranties and other contingent liabilities; income tax valuation allowances; pension plans; and the fair value of financial instruments. We base our estimates on historical experience, our most recent facts, and other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of our assets and liabilities. Actual results, which are shaped by actual market conditions, may differ materially from our estimates.

We have identified below the accounting policies and estimates that are the most critical to our financial statements.

Revenue Recognition

Revenues are recognized when realized or realizable, and when earned. In general, this is when title and risk of loss pass to the customer. Further, revenues are realizable when we have persuasive evidence of a sales arrangement, the product has been shipped or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. We reduce our revenues for estimated customer returns and allowances, certain rebates, sales incentives and promotions in the same period the related sales are recorded.

We also record revenues generated under long-term construction contracts, mainly in connection with the installation of specialized roofing and flooring systems, and related services. In general, we account for long-term construction contracts under the percentage-of-completion method, and therefore record contract revenues and related costs as our contracts progress. This method recognizes the economic results of contract performance on a timelier basis than does the completed-contract method; however, application of this method requires reasonably dependable estimates of progress toward completion, as well as other dependable estimates. When reasonably dependable estimates cannot be made, or if other factors make estimates doubtful, the completed-contract method is applied. Under the completed-contract method, billings and costs are accumulated on the balance sheet as the contract progresses, but no revenue is recognized until the contract is complete or substantially complete.

Translation of Foreign Currency Financial Statements and Foreign Currency Transactions

Our reporting currency is the U.S. dollar. However, the functional currency for each of our foreign subsidiaries is its local currency. We translate the amounts included in our Consolidated Statements of Income from our foreign subsidiaries into U.S. dollars at weighted-average exchange rates, which we believe are representative of the actual exchange rates on the dates of the transactions. Our foreign subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at the actual exchange rates as of the end of each reporting date, and we record the resulting foreign exchange translation adjustments in our Consolidated Balance Sheets as a component of accumulated other comprehensive income (loss). If the U.S. dollar strengthens, we reflect the resulting losses as a component of accumulated other comprehensive income (loss). Conversely, if the U.S. dollar weakens, foreign exchange translation gains result, which favorably impact accumulated other comprehensive income. Translation adjustments will be included in net earnings in the event of a sale or liquidation of any of our underlying foreign investments, or in the event that we distribute the accumulated earnings of consolidated foreign subsidiaries. If we determine that the functional currency of any of our foreign subsidiaries should be the U.S. dollar, our financial statements will be affected. Should this occur, we will adjust our reporting to appropriately account for any such changes.

As appropriate, we use permanently invested intercompany loans as a source of capital to reduce exposure to foreign currency fluctuations at our foreign subsidiaries. These loans, on a consolidated basis, are treated as being analogous to equity for accounting purposes. Therefore, foreign exchange gains or losses on these intercompany loans are recorded in accumulated other comprehensive income (loss). If we determine that the functional currency of any of our subsidiaries should be the U.S. dollar, we will no longer record foreign exchange gains or losses on such intercompany loans.

Goodwill

We test our goodwill balances at least annually, or more frequently as impairment indicators arise, using a fair-value approach at the reporting unit level. Our reporting units have been identified at the component level, which is the operating segment level or one level below our operating segments. We perform a two-step impairment test. In the first step, we compare the fair value of each of our reporting units to its carrying value. We have elected to perform our annual required impairment tests, which involve the use of estimates related to the fair market values of the reporting units with which goodwill is associated, during our fourth fiscal quarter. Calculating the fair market values of reporting units requires our use of estimates and assumptions.

We use significant judgment in determining the most appropriate method to establish the fair values of each of our reporting units. We estimate the fair values of each of our reporting units by employing various valuation techniques, depending on the availability and reliability of comparable market value indicators, and employ methods and assumptions that include the application of third-party market value indicators and the computation of discounted future cash flows for each of our reporting unit's annual projected earnings before interest, taxes, depreciation and amortization ("EBITDA"). For each of our reporting units, we calculate a break-even multiple based on its carrying value as of the testing date. We then compare each reporting unit's break-even EBITDA market multiple to guideline EBITDA market multiples applicable to our industry and peer group, the data for which we develop internally and through third-party sources. The result of this analysis provides us with insight and sensitivity as to which reporting units, if any, may have a higher risk for a potential impairment.

We then supplement this analysis with an evaluation of discounted future cash flows for each reporting unit's projected EBITDA. Under this approach, we calculate the fair value of each

reporting unit based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets of the reporting unit, goodwill is not impaired. An indication that goodwill may be impaired results when the carrying value of the net assets of a reporting unit exceeds the fair value of the reporting unit. At that point, the second step of the impairment test is performed, which requires a fair value estimate of each tangible and intangible asset in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference.

In applying the discounted cash flow methodology, we rely on a number of factors, including future business plans, actual and forecasted operating results, and market data. The significant assumptions employed under this method include discount rates; revenue growth rates, including assumed terminal growth rates; and operating margins used to project future cash flows for each reporting unit. The discount rates utilized reflect market-based estimates of capital costs and discount rates adjusted for management's assessment of a market participant's view with respect to other risks associated with the projected cash flows of the individual reporting units. Our estimates are based upon assumptions we believe to be reasonable, but which by nature are uncertain and unpredictable. We believe we incorporate ample sensitivity ranges into our analysis of goodwill impairment testing for each reporting unit, such that actual experience would need to be materially out of the range of expected assumptions in order for an impairment to remain undetected.

Our annual goodwill impairment analysis for fiscal 2011 did not result in any impairment loss. The excess of fair value over carrying value for reporting units as of March 1, 2011, ranged from approximately $0.7 million to $910.2 million. In order to evaluate the sensitivity of the fair value calculations of our goodwill impairment test, we applied a hypothetical 5% decrease to the fair values of each reporting unit. This hypothetical 5% decrease would result in excess fair value over carrying value ranging from approximately $0.6 million to $854.7 million for our reporting units. Further, we compare the sum of the fair values of our reporting units resulting from our discounted cash flow calculations to our market capitalization as of our valuation date. We use this comparison to further assess the reasonableness of the assumptions employed in our valuation calculations. As of the valuation date, the sum of the fair values we calculated for our reporting units was approximately 2.9% above our market capitalization.

Should the future earnings and cash flows at our reporting units decline and/or discount rates increase, future impairment charges to goodwill and other intangible assets may be required.

Other Long-Lived Assets

We assess identifiable, non-goodwill intangibles and other long-lived assets for impairment whenever events or changes in facts and circumstances indicate the possibility that the carrying values of these assets may not be recoverable over their estimated remaining useful lives. Factors considered important in our assessment, which might trigger an impairment evaluation, include the following:

- significant under-performance relative to historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets;
- significant changes in the strategy for our overall business; and
- significant negative industry or economic trends.

Additionally, we test all indefinite-lived intangible assets for impairment at least annually during our fiscal fourth quarter. Measuring a potential impairment of non-goodwill intangibles and other long-lived assets requires the use of various estimates and assumptions, including the determination of which cash flows are directly related to the assets being evaluated, the respective useful lives over which those cash flows will occur and potential residual values, if any. If we determine that the carrying values of these assets may not be recoverable based upon the existence of one or more of the above-described indicators or other factors, any impairment amounts would be measured based on the projected net cash flows expected from these assets, including any net cash flows related to eventual disposition activities. The determination of any impairment losses would be based on the best information available, including internal estimates of discounted cash flows; quoted market prices, when available; and independent appraisals, as appropriate, to determine fair values. Cash flow estimates would be based on our historical experience and our internal business plans, with appropriate discount rates applied. Our fiscal 2011 annual impairment tests of each of our indefinite-lived intangible assets did not result in any impairment loss.

Income Taxes

Our provision for income taxes is calculated using the liability method, which requires the recognition of deferred income taxes. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and certain changes in valuation allowances. We provide valuation allowances against deferred tax assets if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In determining the adequacy of valuation allowances, we consider cumulative and anticipated amounts of domestic and international earnings or losses, anticipated amounts of foreign source income, as well as the anticipated taxable income resulting from the reversal of future taxable temporary differences. We intend to maintain any recorded valuation allowances until sufficient positive evidence (for example, cumulative positive foreign earnings or additional foreign source income) exists to support a reversal of the tax valuation allowances.

Further, at each interim reporting period, we estimate an effective income tax rate that is expected to be applicable for the full year. Significant judgment is involved regarding the application of global income tax laws and regulations and when projecting the jurisdictional mix of income. Additionally, interpretation of tax laws, court decisions or other guidance provided by taxing authorities influences our estimate of the effective income tax rates. As a result, our actual effective income tax rates and related income tax liabilities may differ materially from our estimated effective tax rates and related income tax liabilities. Any resulting differences are recorded in the period they become known.

Contingencies

We are party to claims and lawsuits arising in the normal course of business. Although we cannot precisely predict the amount of any liability that may ultimately arise with respect to any of these matters, we record provisions when we consider the liability probable and reasonably estimable. Our provisions are based on historical experience and legal advice, reviewed quarterly and adjusted according to developments. Estimating probable losses requires the analysis of multiple forecasted factors that often depend on judgments about potential actions by third parties, such as regulators, courts, and state and federal legislatures. Changes in the amounts of our loss provisions,

which can be material, affect our Consolidated Statements of Income. Due to the inherent uncertainties in the process undertaken to estimate potential losses, we are unable to estimate an additional range of loss in excess of our accruals. While it is reasonably possible that such excess liabilities, if they were to occur, could be material to operating results in any given quarter or year of their recognition, we do not believe that it is reasonably possible that such excess liabilities would have a material adverse effect on our long-term results of operations, liquidity or consolidated financial position.

Our environmental-related accruals are similarly established and/or adjusted as more information becomes available upon which costs can be reasonably estimated. Actual costs may vary from these estimates because of the inherent uncertainties involved, including the identification of new sites and the development of new information about contamination. Certain sites are still being investigated; therefore, we have been unable to fully evaluate the ultimate costs for those sites. As a result, accruals have not been estimated for certain of these sites and costs may ultimately exceed existing estimated accruals for other sites. We have received indemnities for potential environmental issues from purchasers of certain of our properties and businesses and from sellers of some of the properties or businesses we have acquired. We also have purchased insurance to cover potential environmental liabilities at certain sites. If the indemnifying or insuring party fails to, or becomes unable to, fulfill its obligations under those agreements or policies, we may incur environmental costs in addition to any amounts accrued, which may have a material adverse effect on our financial condition, results of operations or cash flows.

Several of our industrial businesses offer extended warranty terms and related programs, and thus have established a corresponding warranty liability. Warranty expense is impacted by variations in local construction practices and installation conditions, including geographic and climate differences.

Additionally, our operations are subject to various federal, state, local and foreign tax laws and regulations that govern, among other things, taxes on worldwide income. The calculation of our income tax expense is based on the best information available and involves our significant judgment. The actual income tax liability for each jurisdiction in any year can ultimately be determined, in some instances, several years after the financial statements have been published.

We maintain accruals for estimated income tax exposures for many different jurisdictions. Tax exposures are settled primarily through the resolution of audits within each tax jurisdiction or the closing of a statute of limitation. Tax exposures can also be affected by changes in applicable tax laws or other factors, which may cause us to believe a revision of past estimates is appropriate. We believe that appropriate liabilities have been recorded for income tax exposures; however, actual results may differ materially from our estimates.

Allowance for Doubtful Accounts Receivable

An allowance for anticipated uncollectible trade receivable amounts is established using a combination of specifically identified accounts to be reserved and a reserve covering trends in collectibility. These estimates are based on an analysis of trends in collectibility, past experience and individual account balances identified as doubtful based on specific facts and conditions. Receivable losses are charged against the allowance when we confirm uncollectibility. Actual collections of trade receivables could differ from our estimates due to changes in future economic or industry conditions or specific customer's financial conditions.

Inventories

Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out (FIFO) basis and market being determined on the basis of replacement cost or net realizable value. Inventory costs include raw materials, labor and manufacturing overhead. We review the net realizable value of our inventory in detail on an on-going basis, with consideration given to various factors, which include our estimated reserves for excess, obsolete, slow moving or distressed inventories. If actual market conditions differ from our projections, and our estimates prove to be inaccurate, write-downs of inventory values and adjustments to cost of sales may be required. Historically, our inventory reserves have approximated actual experience.

Marketable Securities

Marketable securities, included in other current and long-term assets, are composed of available-for-sale securities and are reported at fair value. Realized gains and losses on sales of investments are recognized in net income on the specific identification basis. Changes in fair values of securities that are considered temporary are recorded as unrealized gains and losses, net of applicable taxes, in accumulated other comprehensive income (loss) within stockholders' equity. Other-than-temporary declines in market value from original cost are reflected in operating income in the period in which the unrealized losses are deemed other than temporary. In order to determine whether an other-than-temporary decline in market value has occurred, the duration of the decline in value and our ability to hold the investment to recovery are considered in conjunction with an evaluation of the strength of the underlying collateral and the extent to which the investment's amortized cost or cost, as appropriate, exceeds its related market value.

Pension and Postretirement Plans

We sponsor qualified defined benefit pension plans and various other nonqualified postretirement plans. The qualified defined benefit pension plans are funded with trust assets invested in a diversified portfolio of debt and equity securities and other investments. Among other factors, changes in interest rates, investment returns and the market value of plan assets can (i) affect the level of plan funding, (ii) cause volatility in the net periodic pension cost, and (iii) increase our future contribution requirements. A significant decrease in investment returns or the market value of plan assets or a significant decrease in interest rates could increase our net periodic pension costs and adversely affect our results of operations. A significant increase in our contribution requirements with respect to our qualified defined benefit pension plans could have an adverse impact on our cash flow.

Changes in our key plan assumptions would impact net periodic benefit expense and the projected benefit obligation for our defined benefit and various postretirement benefit plans. Based upon May 31, 2011 information, the following tables reflect the impact of a 1% change in the key assumptions applied to our defined benefit pension plans in the U.S. and internationally:

(In millions)	U.S. 1% Increase	U.S. 1% Decrease	International 1% Increase	International 1% Decrease
Discount Rate				
Increase (decrease) in expense in FY 2011	$ (3.0)	$ 3.6	$ (1.3)	$ 2.2
Increase (decrease) in obligation as of May 31, 2011	$ (31.4)	$ 38.7	$ (23.1)	$ 29.1
Expected Return on Plan Assets				
Increase (decrease) in expense in FY 2011	$ (1.4)	$ 1.4	$ (1.1)	$ 1.1
Increase (decrease) in obligation as of May 31, 2011	N/A	N/A	N/A	N/A
Compensation Increase				
Increase (decrease) in expense in FY 2011	$ 2.6	$ (2.3)	$ 0.9	$ (0.8)
Increase (decrease) in obligation as of May 31, 2011	$ 12.6	$ (11.1)	$ 6.6	$ (5.9)

Based upon May 31, 2011 information, the following tables reflect the impact of a 1% change in the key assumptions applied to our various postretirement health care plans:

(In millions)	U.S. 1% Increase	U.S. 1% Decrease	International 1% Increase	International 1% Decrease
Discount Rate				
Increase (decrease) in expense in FY 2011	$ -	$ -	$ (0.2)	$ 0.4
Increase (decrease) in obligation as of May 31, 2011	$ (0.7)	$ 0.8	$ (2.8)	$ 3.6
Healthcare Cost Trend Rate				
Increase (decrease) in expense in FY 2011	$ -	$ -	$ 0.4	$ (0.3)
Increase (decrease) in obligation as of May 31, 2011	$ 0.4	$ (0.4)	$ 3.9	$ (3.0)

BUSINESS SEGMENT INFORMATION

Our business is divided into two reportable segments: the industrial reportable segment and the consumer reportable segment. Within each reportable segment, we aggregate several operating segments that consist of individual groups of companies and product lines, which generally address common markets, share similar economic characteristics, utilize similar technologies and can share manufacturing or distribution capabilities. Our five operating segments represent components of our business for which separate financial information is available that is utilized on a regular basis by our chief executive officer in determining how to allocate the assets of the company and evaluate performance. These five operating segments are each managed by an operating segment manager who is responsible for the day-to-day operating decisions and performance evaluation of the operating segment's underlying businesses. We evaluate the profit performance of our segments based on income before income taxes, but also look to earnings (loss) before interest and taxes ("EBIT") as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations.

Our industrial reportable segment's products are sold throughout North America and also account for the majority of our international sales. Our industrial product lines are sold directly to contractors, distributors and end-users, such as industrial manufacturing facilities, public institutions and other commercial customers. This reportable segment comprises three separate operating segments — Building Solutions Group, Performance Coatings Group and RPM2 Group. Products and services within this reportable segment include construction chemicals; roofing systems; weatherproofing and other sealants; polymer flooring; edible coatings and specialty glazes for pharmaceutical, cosmetic and food industries; and other specialty chemicals.

Our consumer reportable segment manufactures and markets professional use and do-it-yourself ("DIY") products for a variety of mainly consumer applications, including home improvement and personal leisure activities. Our consumer reportable segment's major manufacturing and distribution operations are located primarily in North America, along with a few locations in Europe. Our consumer reportable segment's products are sold throughout North America directly to mass merchants, home improvement centers, hardware stores, paint stores, craft shops and to other smaller customers through distributors. This reportable segment comprises two operating segments — DAP Group and Rust-Oleum Group. Products within this reportable segment include specialty, hobby and professional paints; caulks; adhesives; silicone sealants and wood stains.

In addition to our two reportable segments, there is a category of certain business activities and expenses, referred to as corporate/other, that does not constitute an operating segment. This category includes our corporate headquarters and related administrative expenses, results of our captive insurance companies, gains or losses on the sales of certain assets and other expenses not directly associated with either reportable segment. Assets related to the corporate/other category consist primarily of investments, prepaid expenses, deferred pension assets, and headquarters' property and equipment. These corporate and other assets and expenses reconcile reportable segment data to total consolidated income before income taxes, interest expense and earnings before interest and taxes.

The following table reflects the results of our reportable segments consistent with our management philosophy, and represents the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of product lines.

SEGMENT INFORMATION

(In thousands)

Year Ended May 31,	2011	2010	2009
Net Sales			
Industrial	$ 2,259,809	$ 2,328,194	$ 2,367,401
Consumer	1,122,032	1,084,522	1,000,766
Total	$ 3,381,841	$ 3,412,716	$ 3,368,167
Income (Loss) Before Income Taxes[a]			
Industrial Segment[d]			
Income Before Income Taxes[a]	$ 232,544	$ 225,528	$ 180;395
Interest (Expense), Net[b]	(3,304)	(1,709)	(582)
EBIT[c]	$ 235,848	$ 227,237	$ 180,977
Consumer Segment			
Income Before Income Taxes[a]	$ 146,035	$ 147,019	$ 97,279
Interest (Expense), Net[b]	63	37	(4,623)
EBIT[c]	$ 145,972	$ 146,982	$ 101,902
Corporate/Other			
Income Before Income Taxes[a]	$ (83,526)	$ (104,093)	$ (96,806)
Interest (Expense), Net[b]	(46,504)	(50,025)	(55,049)
EBIT[c]	$ (37,022)	$ (54,068)	$ (41,757)
Consolidated			
Income Before Income Taxes[a]	$ 295,053	$ 268,454	$ 180,868
Interest (Expense), Net[b]	(49,745)	(51,697)	(60,254)
EBIT[c]	$ 344,798	$ 320,151	$ 241,122

(a) The presentation includes a reconciliation of Income (Loss) Before Income Taxes, a measure defined by Generally Accepted Accounting Principles ("GAAP") in the U.S., to EBIT.

(b) Interest (expense), net includes the combination of interest expense and investment expense (income), net.

(c) EBIT is defined as earnings (loss) before interest and taxes. We evaluate the profit performance of our segments based on income before income taxes, but also look to EBIT as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations. For that reason, we believe EBIT is also useful to investors as a metric in their investment decisions. EBIT should not be considered an alternative to, or more meaningful than, operating income as determined in accordance with GAAP, since EBIT omits the impact of interest and taxes in determining operating performance, which represent items necessary to our continued operations, given our level of indebtedness and ongoing tax obligations. Nonetheless, EBIT is a key measure expected by and useful to our fixed income investors, rating agencies and the banking community, all of whom believe, and we concur, that this measure is critical to the capital markets' analysis of our segments' core operating performance. We also evaluate EBIT because it is clear that movements in EBIT impact our ability to attract financing. Our underwriters and bankers consistently require inclusion of this measure in offering memoranda in conjunction with any debt underwriting or bank financing. EBIT may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.

(d) Our industrial reportable segment's results for fiscal 2009 reflect the impact of impairment losses resulting from the reduction in carrying values of goodwill and other intangible assets, totaling $15.5 million (See Note B to the Consolidated Financial Statements).

RESULTS OF OPERATIONS

Fiscal 2011 Compared with Fiscal 2010

Net Sales On a consolidated basis, net sales of $3.38 billion for the fiscal year ended May 31, 2011 declined 0.9%, or $30.9 million, from net sales of $3.41 billion during fiscal 2010. As previously disclosed, at May 31, 2010, we deconsolidated SPHC and its subsidiaries from our balance sheet, and eliminated the results of SPHC's and its subsidiaries' operations from our results of operations beginning on that date. Excluding SPHC's results for fiscal 2010 and adding back intercompany sales to SPHC results in adjusted prior year net sales of $3.12 billion, a decrease of $296.5 million, or approximately 8.7% of the prior year's net sales, as reported. As such, net sales for fiscal 2011 increased 8.5%, or $265.6 million from adjusted net sales for fiscal 2010. The organic growth in sales amounted to 6.6%, or $205.6 million, of the increase in fiscal 2011 net sales versus adjusted net sales for fiscal 2010, which includes volume-related improvements approximating 5.3% or $166.4 million, and the impact of favorable pricing initiatives, approximating 0.9% of the prior period adjusted net sales, or $27.1 million. These favorable pricing initiatives, including those across both of our reportable segments, were instituted primarily during prior periods in order to offset the escalating costs of many of our raw materials. Also reflected in the 6.6% growth in organic sales is the impact of favorable foreign exchange rates year-over-year, which amounted to 0.4% of adjusted net sales for fiscal 2010, or $12.1 million. These gains resulted primarily from the weaker dollar against the Canadian, Latin American and Asia-Pacific currencies, offset in part by unfavorable adjustments against the euro. Eleven small acquisitions, net of a product line divestiture, over the past year provided 1.9% of net sales growth over last year's adjusted net sales, or $60.0 million.

Industrial segment net sales, which comprised 67% of consolidated net sales for fiscal 2011, totaled $2.26 billion, a decline of 2.9% from $2.33 billion during fiscal 2010. As discussed above, net sales for fiscal 2011 reflect the impact of the deconsolidation of SPHC and its subsidiaries. Net sales relating to the deconsolidated group for the prior year totaled $297.0 million, or 12.8% of last year's net sales, as reported. Compared with the prior year's adjusted net sales of $2.03 billion, this segment's fiscal 2011 net sales increased by 11.3%, or $228.6 million. This increase in the industrial segment's net sales reflects organic growth of 8.4%, including unit volume growth of approximately 6.7%, favorable pricing of approximately 1.2% and favorable foreign exchange rates of approximately 0.5% of fiscal 2010 adjusted net sales. During fiscal 2011, organic sales grew across nearly all of our industrial segment product lines as a result of general improvements in the economy, with the strongest growth achieved by our roofing, corrosion control coatings, fiberglass composite structures, European sealants, polymer flooring and fluorescent pigment product lines. Nine small acquisitions provided 2.9% of this segment's fiscal 2011 growth in net sales versus fiscal 2010 adjusted net sales.

Consumer segment net sales, which comprised 33% of consolidated net sales for fiscal 2011, totaled $1.12 billion, an increase of 3.5% from $1.08 billion during fiscal 2010. The improvement in this segment resulted from organic growth in sales of 3.3%, including growth in unit volume sales of approximately 2.8%, the impact of current period price increases of approximately 0.3% and the impact of favorable foreign exchange rates of approximately 0.2% of fiscal 2010 net sales. The organic sales growth versus last year was the result of increased market share among several product lines in this segment, combined with new product introductions. Two small acquisitions, net of a product line divestiture, provided approximately 0.2% of the net change in the consumer segment's net sales during fiscal 2011 versus fiscal 2010.

Gross Profit Margin Our consolidated gross profit margin declined to 41.4% of net sales for fiscal 2011 from 42.1% of net sales for fiscal 2010, and from 42.3% of adjusted net sales for fiscal 2010, despite our 6.6% growth in organic sales volume versus fiscal 2010 adjusted results. The primary source of this current period decline in gross profit margin was raw material costs, which were higher during fiscal 2011 versus the prior year.

Selling, General and Administrative Expenses ("SG&A") Our consolidated SG&A margin improved to 31.2% of net sales for fiscal 2011 compared with 32.5% of actual net sales and 32.3% of adjusted net sales for fiscal 2010. The decrease in SG&A as a percent of net sales versus the prior period's adjusted SG&A margin primarily reflects the impact of 5.3% unit volume growth in net sales versus adjusted net sales from fiscal 2010. Additionally, we incurred lower warranty, advertising and promotional expenses during fiscal 2011 versus fiscal 2010, along with a favorable reduction in insurance-related expenses. Partially offsetting those improvements during fiscal 2011 was the combination of higher compensation expenses and higher commissions relating to the current year mix of sales, in addition to higher bad debt expense, distribution, professional services expenses and unfavorable foreign exchange transactions versus fiscal 2010.

Our industrial segment SG&A improved to 32.6% of net sales for fiscal 2011 from 33.5% of net sales for fiscal 2010, and versus 33.8% of adjusted net sales for fiscal 2010, primarily reflecting the impact of 6.7% growth in sales volume during fiscal 2011 versus adjusted net sales for fiscal 2010 in this segment, in addition to lower warranty expense, lower professional services expense and lower bad debt expense. Partially offsetting those improvements were higher commissions on sales resulting from the current year growth and mix of organic sales, as well as higher compensation, employee benefit expense and unfavorable foreign exchange transactions.

Our consumer segment SG&A as a percentage of net sales for fiscal 2011 improved to 25.2% compared with 25.8% a year ago, primarily reflecting the favorable margin impact of 2.8% growth in organic sales volume during fiscal 2011 versus fiscal 2010, combined with lower discretionary spending on advertising expense, including promotional costs, and reductions in environmental accruals during the current fiscal year versus the prior fiscal year. Partially offsetting those gains in this segment was the combination of higher bad debt expense during the current fiscal year versus last year, along with slightly higher distribution expense, unfavorable foreign exchange transactions and insurance-related reserve adjustments.

SG&A expenses in our corporate/other category decreased during fiscal 2011 to $37.0 million from $46.1 million during fiscal 2010. This $9.1 million decrease reflects the combination of a reimbursement received from an outside service provider in connection with a correction to prior billings, along with lower hospitalization, employee benefit expenses and lower insurance-related expense. Partially offsetting those lower expenses was the combination of higher environmental expense, professional services expenses, acquisition-related expenses and employee-related compensation during fiscal 2011 versus fiscal 2010.

License fee and joint venture income of approximately $2.3 million and $2.7 million for the years ended May 31, 2011 and 2010, respectively, are reflected as reductions of consolidated SG&A expenses.

We recorded total net periodic pension and postretirement benefit costs of $35.0 million and $30.1 million for the fiscal years ended May 31, 2011 and 2010, respectively. The increase in pension and postretirement expense of $4.9 million was primarily the result of a $5.5 million increase in service and interest cost during fiscal 2011 versus fiscal 2010, combined with $3.1 million of additional net actuarial losses incurred during fiscal 2011 versus fiscal 2010. A higher expected return on plan assets had a favorable impact on pension expense of approximately $3.7 million for the current period versus the same period a year ago. We expect that pension and postretirement expense will fluctuate on a year-to-year basis, depending primarily upon the investment performance of plan assets and potential changes in interest rates, but such changes are not expected to be material to our consolidated financial results. A decrease of 1.0% in the discount rate or the expected rate of return on plan assets assumptions would result in $6.2 million and $2.5 million higher expense, respectively. The assumptions and estimates used to determine the discount rate and expected return on plan assets are more fully described in Note L, "Pension Plans," and Note M, "Postretirement Benefits," to our Consolidated Financial Statements. Further discussion and analysis of the sensitivity surrounding our most critical assumptions under our pension and postretirement plans is discussed on pages 20-21 of this report under, "Critical Accounting Policies and Estimates — Pension and Postretirement Plans."

Interest Expense Interest expense was $65.4 million during fiscal 2011 versus $59.3 million during fiscal 2010. Higher average borrowings, combined with additional borrowings for acquisitions, increased interest expense during the current fiscal year by approximately $3.8 million versus fiscal 2010. Higher interest rates, which averaged 6.32% overall for fiscal 2011 compared with 6.24% for fiscal 2010, increased interest expense by approximately $1.5 million versus last year. Lastly, during fiscal 2011, we replaced our old revolving credit facility with a new credit facility, and wrote off the remaining $0.8 million in fees associated with the old revolving credit facility.

Investment (Income) Expense, Net Net investment income of $15.7 million during the current fiscal year compares to net investment income of $7.6 million for fiscal 2010. Dividend and interest income totaled $6.7 million during fiscal 2011 versus $5.7 million during fiscal 2010. Net realized gains on the sales of investments resulted in a net gain of $9.7 million for fiscal 2011 versus a net gain of $2.2 million for last year. Slightly offsetting those gains were impairments, recognized on securities that management has determined are other-than-temporary declines in value, of approximately $0.7 million for fiscal 2011, versus $0.3 million for fiscal 2010.

Net Loss Upon Deconsolidation of SPHC Fiscal 2010 includes the impact of the deconsolidation of SPHC and its subsidiaries of $7.9 million, which is more fully described in Note A(2).

Income Before Income Taxes ("IBT") Our consolidated pretax income for fiscal 2011 of $295.1 million compares with fiscal 2010 pretax income of $268.5 million, and with fiscal 2010 adjusted pretax income of $260.2 million. Pretax profit margin on net sales was 8.7% for the current year versus an adjusted pretax profit margin on net sales of 8.3% a year ago.

Our industrial segment had IBT of $232.5 million, for a profit margin on net sales of 10.3%, for the current fiscal year versus IBT of $225.5 million, for a profit margin on net sales of 9.7%, for last year, principally reflecting the impact on this segment of the deconsolidation of SPHC and its subsidiaries on May 31, 2010. Excluding the deconsolidated group's results from fiscal 2010 pretax income, our industrial segment's IBT was $202.5 million, for a profit margin on adjusted net sales of 10.0%. Our consumer segment's IBT declined to $146.0 million, or 13.0% of net sales for the current fiscal year, from last year's result of $147.0 million, or 13.6% of net sales, primarily from the impact of increased raw material costs during fiscal 2011 versus fiscal 2010.

Income Tax Rate The effective income tax rate was 31.1% for fiscal 2011 compared to an effective income tax rate of 32.5% for fiscal 2010.

For fiscal 2011 and fiscal 2010, the effective tax rate differed from the federal statutory rate principally due to decreases in taxes as a result of the impact of certain foreign operations on our U.S. taxes, the effect of lower tax rates in certain of our foreign jurisdictions, the domestic manufacturing deduction and the research tax credit. Additionally, for fiscal 2011, a decrease in the effective income tax rate resulted from a one-time benefit related to changes in tax laws in the United Kingdom, including the effect of lower income tax rates. These decreases in taxes were partially offset by increases in state and local income taxes, non-deductible business operating expenses and provisions for valuation allowances associated with losses incurred by certain of our foreign businesses and for valuation allowances associated with foreign tax credit carryforwards.

As of May 31, 2011, we have determined, based on the available evidence, that it is uncertain whether we will be able to recognize certain deferred tax assets. Therefore, in accordance with the provisions of ASC 740, we intend to maintain the tax valuation allowances recorded at May 31, 2011 for certain deferred tax assets until sufficient positive evidence (for example, cumulative positive foreign earnings or additional foreign source income) exists to support their reversal. These valuation allowances relate to U.S. foreign tax credit carryforwards, certain foreign net operating losses and net foreign deferred tax assets recorded in purchase accounting. In accordance with ASC 805, any reversal of a tax valuation allowance that was recorded in acquisition accounting was recorded as a reduction to income tax expense.

Net Income Net income of $203.2 million for fiscal 2011 compares to net income of $181.1 million for fiscal 2010, and to adjusted net income of $178.4 million for fiscal 2010. Net margin on sales was 6.0% for fiscal 2011 compared to adjusted net margin of 5.7% on sales for fiscal 2010. The slight improvement in this net margin on an adjusted basis year-over-year primarily resulted from the benefit of our overall 6.6% growth in organic sales during fiscal 2011 versus adjusted net sales for fiscal 2010. During fiscal 2011, we had net income from noncontrolling interests of $14.1 million, primarily related to our deconsolidation of SPHC. If the deconsolidation of SPHC had occurred prior to fiscal 2010, there would have been approximately $15.5 million in net income from noncontrolling interests during fiscal 2010. Net income attributable to RPM International Inc. stockholders was $189.1 million for fiscal 2011, versus $180.0 million for fiscal 2010, for a margin on net sales of 5.6% for fiscal 2011 compared to 5.3% net margin on sales for fiscal 2010. On an adjusted basis, the prior year's net income attributable to RPM International Inc. stockholders was $162.9 million, for an adjusted margin on net sales of 5.2%.

Diluted earnings per share of common stock for the fiscal year ended May 31, 2011 of $1.45 compares with $1.39 per share a year ago, as reported, and to an adjusted $1.26 per share a year ago.

Fiscal 2010 Compared with Fiscal 2009

Net Sales On a consolidated basis, net sales of $3.41 billion for the year ended May 31, 2010 increased 1.3%, or $44.5 million, over net sales of $3.37 billion for the year ended May 31, 2009. The organic growth in sales in fiscal 2010 amounted to 0.3%, or $10.7 million, of the growth in net sales over fiscal 2009 results, which includes the impact of net favorable foreign exchange rates year-over-year of 1.1%, or $35.8 million, and favorable pricing of 0.2%, or $7.5 million, which were partially offset by volume-related declines of approximately 1.0%, or $32.6 million. Foreign exchange gains resulted from the weak dollar against nearly all major foreign currencies, with the majority of the gains resulting from the stronger euro and Canadian dollar. Seven acquisitions during fiscal 2010 provided 1.0% of sales growth over fiscal 2009 sales, or $33.8 million.

Industrial segment net sales, which comprised 68.2% of consolidated net sales for fiscal 2010, totaled $2.33 billion, representing a decline of 1.7% from $2.37 billion during fiscal 2009. The industrial segment's net sales decline resulted primarily from lower organic sales, which accounted for 3.0% of the sales decline from fiscal 2009 sales. That 3.0% decline was driven by lower sales volume of 4.2%, or $98.5 million, and was partially offset by net favorable foreign exchange differences of 1.2%, or $28.8 million. Six small acquisitions provided an additional 1.3%, or $30.9 million, to this segment's net sales during 2010 versus fiscal 2009. The pure unit organic sales decline in the industrial segment resulted primarily from declines in our industrial product lines, especially those exposed to the domestic commercial construction market. A few of our industrial segment product lines, including roofing, fluorescent pigments and polymer flooring products, continued to grow organic sales during fiscal 2010, despite the impact of the continuing weak economic environment on certain sectors of our domestic commercial construction markets.

Consumer segment net sales, which comprised 31.8% of consolidated net sales for fiscal 2010, increased by 8.4% to $1.08 billion from $1.00 billion during fiscal 2009. The improvement in the consumer segment was almost entirely organic, including the impact of higher sales volume of 6.6% or $66.0 million; prior period price increases, which provided 0.8%; and the impact of net favorable foreign exchange rates of approximately 0.7%. The organic sales volume increase during fiscal 2010 was the result of increased market share, new product introductions, and a more stable market demand for consumer repair and maintenance products. Our consumer segment continued to increase market penetration during fiscal 2010 at major retail accounts with various new product launches and broader channel penetration, while also maintaining a focus on our existing repair and maintenance oriented products.

Gross Profit Margin Our consolidated gross profit margin improved to 42.1% of net sales for fiscal 2010 from 40.2% of net sales for fiscal 2009. The year-over-year impact of lower raw material costs provided a benefit of approximately 180 basis points ("bps") to fiscal 2010 gross profit margin, reflecting year-over-year declines in energy costs and demand for raw materials. However, while these raw material costs were lower versus fiscal 2009, we experienced upward price pressure from several of our raw materials suppliers over the last half of fiscal 2010. We have faced historically higher petroleum-based input costs since 2005, which has in turn put sustained pressure on our gross margins. Historically higher material costs were driven by certain key factors, including greater divergence of natural gas versus oil prices that drove more refining of the comparatively lower cost natural gas, which in turn reduced the availability of certain oil-derived residual byproducts such as propylene monomer. In addition, the increased refinery use of cokers resulted in reduced availability of residual byproducts such as asphalt and some suppliers idled capacity to offset reduced demand. Other factors impacting our fiscal 2010 gross profit margin were pricing, which favorably impacted our gross profit margin by approximately 10 bps and a favorable mix of product sold versus fiscal 2009, which had an impact of approximately 10 bps.

SG&A Our consolidated SG&A of 32.5% of net sales for fiscal 2010 remained flat versus fiscal 2009 SG&A margin. Results for fiscal 2010 were favorably impacted by the absence of severance costs incurred during fiscal 2009 as part of a cost reduction program implemented during that year. The fiscal 2010 results also reflect the impact of lower warranty, distribution, workers compensation and environmental expenses. Those reductions were offset by higher employee compensation, benefits and advertising expenses incurred during fiscal 2010 versus fiscal 2009. Finally, there were certain direct costs related to acquisition activity that were required to be treated as expense under new accounting rules that took effect during fiscal 2010.

Our industrial segment SG&A margin decreased by approximately 70 bps to 33.5% of net sales for fiscal 2010 versus 34.2% of net sales for fiscal 2009. The industrial segment's SG&A margin improvement primarily reflects the continued benefits of cost reduction initiatives initiated during fiscal 2009, combined with lower distribution and warranty expense versus fiscal 2009. The favorable impact of the headcount reductions completed during the last half of fiscal 2009 was partially offset by higher employee compensation, commissions and benefits in fiscal 2010. This segment was also unfavorably impacted by the change in accounting for acquisition-related costs, as discussed above.

Our consumer segment SG&A margin as a percentage of net sales for fiscal 2010 decreased by 50 bps to 25.8% compared with 26.3% during fiscal 2009. However, as a result of higher sales, SG&A increased year-over-year by 6.5%, primarily reflecting higher bad debt, advertising, and compensation and benefits expenses.

SG&A expenses in our corporate/other category increased during fiscal 2010 to $46.1 million from $38.1 million during fiscal 2009. This $8.0 million increase reflects higher professional fees, pension and compensation expenses, including stock based compensation, versus fiscal 2009.

License fee and joint venture income of approximately $2.7 million and $3.1 million for each of the years ended May 31, 2010 and 2009, respectively, are reflected as reductions of consolidated SG&A expenses.

We recorded total net periodic pension and postretirement benefit costs of $30.1 million and $22.7 million for the years ended May 31, 2010 and 2009, respectively. This increased pension expense of $7.4 million was primarily the result of a $4.4 million decline in the expected return on plan assets, combined with approximately $3.5 million of additional net actuarial losses incurred during fiscal 2010 versus fiscal 2009. A decrease in service costs, offset by higher interest expense, favorably impacted fiscal 2010 pension expense by approximately $0.5 million. We expect that pension expense will fluctuate on a year-to-year basis, depending primarily upon the investment performance of plan assets and potential changes in interest rates, but such changes are not expected to be material to our consolidated financial results.

Interest Expense Interest expense was $59.3 million for fiscal 2010 versus $54.5 million during fiscal 2009. Higher average interest rates during fiscal 2010 of 6.24% compared to 5.20% during fiscal 2009, increased interest expense by $10.1 million, while lower average borrowings, net of additional borrowings for acquisitions, reduced interest expense during fiscal 2010 by approximately $5.3 million versus fiscal 2009.

Investment Expense (Income), Net Net investment income of $7.6 million for fiscal 2010 compares to fiscal 2009 net investment expense of $5.8 million. Net realized gains on the sales of investments resulted in a net gain of $2.2 million for fiscal 2010 versus a net gain of $1.6 million for fiscal 2009. Impairments recognized on securities that management has determined are other-than-temporary declines in value during fiscal 2010 totaled approximately $0.3 million versus declines in value of $15.1 million for fiscal 2009. Dividend and interest income totaling $5.7 million during fiscal 2010 compares with $7.7 million of income during fiscal 2009.

Net Loss Upon Deconsolidation of SPHC Fiscal 2010 includes the impact of the deconsolidation of SPHC of $7.9 million, which is more fully described in Note A(2).

IBT Our consolidated pretax income for fiscal 2010 of $268.5 million compares with fiscal 2009 pretax income of $180.9 million, for a margin on net sales of 7.9% versus 5.4% for fiscal 2009. The improvement in fiscal 2010 over fiscal 2009 was driven primarily by the combination of lower raw material costs, the favorable impact during fiscal 2010 of the fiscal 2009 cost reduction initiatives, and the fiscal 2009 goodwill and other intangible asset impairment charges, which did not recur in fiscal 2010.

Our industrial segment had IBT of $225.5 million for fiscal 2010 versus fiscal 2009 IBT of $180.4 million, principally reflecting the more benign raw material cost environment experienced during fiscal 2010 versus fiscal 2009. Industrial segment IBT for fiscal 2009 included goodwill and other intangible asset impairment charges of $15.5 million during the fourth quarter. Our consumer segment IBT improved to $147.0 million for fiscal 2010, from $97.3 million during fiscal 2009, resulting primarily from the 8.1% organic sales improvement over fiscal 2009, combined with more stable raw material costs and the benefit of leveraging plant overheads with higher sales volumes.

Income Tax Rate Our effective income tax rate of 32.5% for fiscal 2010 compared to an effective income tax rate of 33.9% for fiscal 2009.

For fiscal 2010 and, to a lesser extent, for fiscal 2009, the effective tax rate differed from the federal statutory rate due to decreases in the effective tax rate principally as a result of the impact of certain foreign operations on our U.S. taxes and lower effective tax rates in certain of our foreign jurisdictions.

For fiscal 2010 and fiscal 2009, the decreases in the effective tax rate were partially offset by valuation allowances associated with losses incurred by certain of our foreign businesses, valuation allowances associated with foreign tax credits, state and local income taxes, and other non-deductible business operating expenses. In addition, the decrease in the effective tax rate for fiscal 2009 was partially offset by the non-deductible impairment of goodwill, which impacted the tax provision by $5.2 million.

Net Income Net income of $181.1 million for fiscal 2010 compares to net income of $119.6 million during fiscal 2009, for a net margin on sales of 5.3% compared to the fiscal 2009 margin of 3.6%. The improved results for fiscal 2010 over fiscal 2009 reflect the benefit of higher gross margins attributable to fiscal 2009 cost reduction initiatives and more stable raw material comparisons. During fiscal 2010, we had net income from noncontrolling interests of $1.1 million, which increased in fiscal 2011 and we anticipate will continue to increase in fiscal 2012 and into the future as a result of our deconsolidation of SPHC.

Diluted earnings per share of common stock of $1.39 for fiscal 2010 compares with $0.93 per share for fiscal 2009.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Operating activities provided cash flow of $238.2 million for the fiscal year ended May 31, 2011 compared with $203.9 million during fiscal 2010.

The net increase in cash from operations includes the change in net income, which increased by $22.0 million during fiscal 2011 versus fiscal 2010; items adjusting net income for non-cash expenses and income, which decreased cash flows by approximately $33.3 million during fiscal 2011 versus fiscal 2010; and changes in working capital accounts and other accruals.

The current year increase in accounts receivable since May 31, 2010 represents a use of cash of $70.4 million versus the $17.7 million of cash used by accounts receivable during fiscal 2010, or approximately $52.7 million more cash used year-over-year. This resulted from the combination of unfavorable exchange rates, which accounted for nearly half of the current period use of cash, in addition to the timing of sales and collections on accounts outstanding, as many sales occurred late in May 2011 due to rainy weather conditions experienced throughout the early spring. Days sales outstanding at May 31, 2011 increased to 62.1 days from 59.7 days at May 31, 2010.

Inventory balances required the use of $71.5 million of cash during the current year, compared with a use of cash of $15.1 million last year, or $56.5 million more cash used year-over-year. Similar to accounts receivable, unfavorable foreign exchange rates accounted for nearly half of the current period use of cash related to inventories. Days of inventory outstanding at May 31, 2011 increased to 73.7 days from 70.0 days at May 31, 2010.

The current year change in accounts payable provided $36.3 million more cash during the current fiscal year compared to last year, resulting from a change in the timing of certain payments during the current period versus the same period a year ago, as well as the impact of foreign exchange rates, which had a favorable impact on accounts payable during the current period. Accrued compensation and benefits provided approximately $12.4 million more cash versus the prior year. Although there were higher bonus payments made during the current fiscal year versus the same period a year ago, there were fewer payments made for accrued vacation, severance and commissions. Other accruals, including those for other short-term and long-term items, provided $19.3 million less in cash versus last year, due to changes in the timing of such payments. Cash provided from operations, along with the use of available credit lines, as required, remain our primary sources of liquidity.

In addition, the year-over-year difference in cash from operations reflects $92.6 million in payments made for asbestos-related claims during fiscal 2010 versus no such payments made in fiscal 2011. As outlined in Note A(2) to our Consolidated Financial Statements, as a result of SPHC and Bondex's bankruptcy filing, all Bondex and SPHC asbestos personal injury lawsuits have been stayed due to the imposition of an automatic stay applicable in bankruptcy cases. In addition, at the request of SPHC and Bondex, the Bankruptcy Court has entered orders staying all claims against RPM International Inc. and its affiliates that are derivative of the asbestos claims against SPHC and Bondex. No such claims have been paid since the bankruptcy filing and it is not contemplated that any such claims will be paid until a plan of reorganization is confirmed and an asbestos trust is established and operating. See Note N to our Consolidated Financial Statements, "Reorganization Proceedings of Certain Subsidiaries," for additional information.

Investing Activities

Capital expenditures, other than for ordinary repairs and replacements, are made to accommodate our continued growth to achieve production and distribution efficiencies, to expand capacity and to enhance our administration capabilities. Capital expenditures of $39.8 million during the current fiscal year compare with depreciation of $52.4 million. We expect capital spending to begin to exceed depreciation expense beginning in fiscal 2012. At our current capacity, we believe there is adequate production capacity to meet our needs based on anticipated growth rates. Any additional capital expenditures made over the next few years likely will relate primarily to maintenance of existing facilities, certain capacity upgrades, and additional expenditures relating to new products and technology. Not reflected in our capital expenditures is the capacity added through our recent acquisitions of product lines and businesses, which totaled approximately $3.0 million during fiscal 2011. We presently anticipate that additional shifts at our production facilities, coupled with the capacity added through acquisition activity and our anticipated slight increase in future capital spending levels, will enable us to meet increased demand during the upcoming fiscal year.

Our captive insurance companies invest their excess cash in marketable securities in the ordinary course of conducting their operations, and this activity will continue. Differences in the amounts related to these activities on a year-over-year basis are primarily attributable to differences in the timing and performance of their investments balanced against amounts required to satisfy claims. At May 31, 2011, the fair value of our investments in marketable securities, including $35.8 million in securities held outside of our captives, totaled $149.6 million, of which investments with a fair value of $21.6 million were in an unrealized loss position. The fair value of our portfolio of marketable securities is based on quoted market prices for identical, or similar, instruments in active or non-active markets or model-derived-valuations with observable inputs. We have no marketable securities whose fair value is subject to unobservable inputs. At May 31, 2010, the fair value of our investments in marketable securities totaled $113.9 million, of which investments with a fair value of $31.2 million were in an unrealized loss position. Total pretax unrealized losses recorded in accumulated other comprehensive income at May 31, 2011 and May 31, 2010 were $1.5 million and $1.8 million, respectively.

We regularly review our marketable securities in unrealized loss positions in order to determine whether or not we have the ability and intent to hold these investments. That determination is based upon the severity and duration of the decline, in addition to our evaluation of the cash flow requirements of our businesses. Unrealized losses at May 31, 2011 were generally related to the normal volatility in valuations over the past several months for a portion of our portfolio of investments in marketable securities. The unrealized losses generally relate to investments whose fair values at May 31, 2011 were less than 15% below their original cost or that have been in a loss position for less than six consecutive months. Although we have begun to see some recovery in general economic conditions over the past year, if we were to experience continuing or significant unrealized losses within our portfolio of investments in marketable securities in the future, we may recognize additional other-than-temporary impairment losses. Such potential losses could have a material impact on our results of operations in any given reporting period. As such, we continue to closely evaluate the status of our investments and our ability and intent to hold these investments.

Financing Activities

As a result of the SPHC bankruptcy filing, our access to the cash flows of SPHC and its subsidiaries has been restricted. However, the bankruptcy filing has not resulted in any reductions in our credit ratings by Moody's Investor Service, Standard & Poors or Fitch Ratings. Therefore, we feel this has not adversely impacted our ability to gain access to capital.

Our available liquidity, including our cash and cash equivalents and amounts available under our committed credit facilities, stood at $887.4 million at May 31, 2011. Our debt-to-capital ratio was 46.7% at May 31, 2011, compared with 46.2% at May 31, 2010.

6.125% Notes due 2019

On October 9, 2009, we sold $300.0 million aggregate principal amount of 6.125% Notes due 2019 (the "Notes"). The net proceeds from the offering of the Notes were used to repay $163.7 million in principal amount of our unsecured notes due October 15, 2009, and approximately $120.0 million in principal amount of short-term borrowings outstanding under our accounts receivable securitization program. The balance of the net proceeds was used for general corporate purposes.

On May 27, 2011 we issued and sold an additional $150.0 million aggregate principal amount of the Notes. The offering was priced at 108.09% of the $150.0 million principal amount of Notes, together with accrued interest, but excluding the closing date, and at that price the Notes have a yield to maturity of 4.934%. Net proceeds of $162.1 million will be used for general corporate purposes, including working capital and potential acquisitions of complementary businesses or other assets.

6.50% Notes due 2018

On February 20, 2008, we issued and sold $250.0 million of 6.50% Notes due 2018. The proceeds were used to repay our $100.0 million Senior Unsecured Notes due March 1, 2008, the outstanding principal under our $125.0 million accounts receivable securitization program and $19.0 million in short-term borrowings under our revolving credit facility. This financing strengthened our credit profile and liquidity position, as well as lengthened the average maturity of our outstanding debt obligations.

Revolving Credit Agreement

On January 5, 2011, we established a new $400.0 million senior unsecured multi-currency revolving credit facility with a group of banks (the "New Credit Facility"). The New Credit Facility provides a $35.0 million sub-limit for swing loans (relatively short-term borrowings used for working capital purposes) and a $100.0 million sub-limit for the issuance of letters of credit. We have the option to increase the New Credit Facility by an aggregate principal amount not to exceed $100.0 million. The purpose of this New Credit Facility was to refinance our prior credit facility, and any borrowings from this New Credit Facility may be used for working capital, capital expenditures and general corporate purposes. The New Credit Facility matures four years from its closing date. The New Credit Facility requires us to comply with various customary affirmative and negative covenants, including a leverage covenant and interest coverage ratio. Under the terms of the leverage covenant, we may not permit our consolidated indebtedness as of any fiscal quarter end to exceed 60% of the sum of such indebtedness and our consolidated shareholders' equity on such date. The minimum required consolidated interest coverage ratio for EBITDA to interest expense is 3.50 to 1. The interest coverage ratio is calculated at the end of each fiscal quarter for the four fiscal quarters then ended.

As of May 31, 2011, we were in compliance with all covenants contained in our New Credit Facility, including the leverage and interest coverage ratio covenants. At that date, our leverage ratio was 47.9%, while our interest coverage ratio was 7.23 to 1.

Our access to funds under our New Credit Facility is dependent on the ability of the financial institutions that are parties to the New Credit Facility to meet their funding commitments. Those financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time. Moreover, the obligations of the financial institutions under our New Credit Facility are several and not joint and, as a result, a funding default by one or more institutions does not need to be made up by the others.

Accounts Receivable Securitization Program

On April 7, 2009, we replaced our existing $125.0 million accounts receivable securitization program, which was set to expire on May 7, 2009, with a new, three-year, $150.0 million accounts receivable securitization program (the "AR Program"). The AR program, which was established with two banks for certain of our subsidiaries ("originating subsidiaries"), contemplates that the originating subsidiaries will sell certain of their accounts receivable to RPM Funding Corporation, a wholly-owned special purpose entity ("SPE"), which will then transfer undivided interests in such receivables to the participating banks. Once transferred to the SPE, such receivables are owned in their entirety by the SPE and are not available to satisfy claims of our creditors or creditors of the originating subsidiaries until the obligations owing to the participating banks have been paid in full. The transactions contemplated by the AR program do not constitute a form of off-balance sheet financing and are, and will be, fully reflected in our financial statements. The entry into the new AR program increased our liquidity by $25.0 million, but also increased our financing costs due to higher market rates. The amounts available under the AR program are subject to changes in the credit ratings of our customers, customer concentration levels or certain characteristics of the underlying accounts receivable, and therefore at certain times we may not be able to fully access the $150.0 million of funding available under the AR program.

On May 28, 2010, we entered into an amendment to the AR Program whereby certain "Excluded Subsidiaries" would be excluded from the defined term, "Subsidiary" as used in the AR Program. Furthermore, the defined term "EBITDA" as used in the AR Program has been revised to add back non-cash charges or losses and subtract non-cash gains in each case related to, or resulting from, the bankruptcy filing of any Excluded Subsidiary.

On May 31, 2011, we entered into Amendment No. 5 to our Receivables Purchase Agreement, dated April 7, 2009. Amendment No. 5 extends the term of the AR Program to May 30, 2014, subject to possible earlier termination upon the occurrence of certain events. Pricing continues to be based on the Alternate Base Rate, a LIBOR market index rate or LIBOR for a specified tranche period plus a margin of 1.0%. This margin will increase to 1.25% if we do not maintain our public debt rating of at least BB+/Ba1/BB+ from any two of Standard & Poor's, Moody's or Fitch. In addition, a monthly unused fee is payable to the purchasers. Amendment No. 5 also modified or eliminated certain of the financial covenants under the AR Program. Under the terms of the amended AR Program, we may not permit our consolidated indebtedness calculated on the last day of each fiscal quarter to exceed 60% of the sum of such indebtedness and our consolidated shareholders' equity on such date. The interest coverage ratio covenant continues to require that we not permit the ratio, calculated at the end of each fiscal quarter for the four fiscal quarters then ended, of EBITDA to interest expense for such period to be less than 3.5 to 1. Finally, the fixed charge coverage ratio covenant under the pre-amended AR Program has been deleted. The financial tests that remain in the AR Program are substantially identical to the financial covenants contained in our New Credit Facility.

Our failure to comply with the covenants described above and other covenants contained in the New Credit Facility could result in an event of default under that agreement, entitling the lenders to, among other things, declare the entire amount outstanding under the New Credit Facility to be due and payable. The instruments governing our other outstanding indebtedness generally include cross-default provisions that provide that under certain circumstances, an event of default that results in acceleration of our indebtedness under the New Credit Facility will entitle the holders of such other indebtedness to declare amounts outstanding immediately due and payable.

We are exposed to market risk associated with interest rates. We do not use financial derivative instruments for trading purposes, nor do we engage in foreign currency, commodity or interest rate speculation. Concurrent with the issuance of our 6.7% Senior Unsecured Notes, RPM United Kingdom G.P. entered into a cross currency swap, which fixed the interest and principal payments in euros for the life of the 6.7% Senior Unsecured Notes and resulted in an effective euro fixed rate borrowing of 5.31%.

The following table summarizes our financial obligations and their expected maturities at May 31, 2011 and the effect such obligations are expected to have on our liquidity and cash flow in the periods indicated.

Contractual Obligations

(In thousands)	Total Contractual Payment Stream	Payments Due In 2012	2013-14	2015-16	After 2016
Long-term debt obligations	$ 1,108,853	$ 2,549	$ 202,009	$ 193,184	$ 711,111
Capital lease obligations	2,731	601	1,132	976	22
Operating lease obligations	157,422	36,701	48,663	27,946	44,112
Other long-term liabilities[1]:					
Interest payments on long-term debt obligations	422,265	65,873	119,246	101,965	135,181
Contributions to pension and postretirement plans[2]	279,000	14,300	68,200	64,200	132,300
Total	$ 1,970,271	$ 120,024	$ 439,250	$ 388,271	$ 1,022,726

(1) Excluded from other long-term liabilities are our gross long-term liabilities for unrecognized tax benefits, which totaled $4.8 million at May 31, 2011. Currently, we cannot predict with reasonable reliability the timing of cash settlements to the respective taxing authorities related to these liabilities. See Note F, "Income Taxes," to the Consolidated Financial Statements for further discussion.

(2) These amounts represent our estimated cash contributions to be made in the periods indicated for our pension and postretirement plans, assuming no actuarial gains or losses, assumption changes or plan changes occur in any period. The projection results assume the required minimum contribution will be contributed.

The U.S. dollar fluctuated throughout the year, and was moderately weaker against other major currencies where we conduct operations at the fiscal year end versus the previous year end, causing a favorable change in the accumulated other comprehensive income (loss) (refer to Note I to the Consolidated Financial Statements) component of stockholders' equity of $97.8 million this year versus an unfavorable change of $44.1 million last year. The change in fiscal 2011 was in addition to net changes of $6.6 million, $4.2 million and $5.3 million related to adjustments required for minimum pension and other postretirement liabilities, unrealized gains on derivatives and unrealized gains on securities, respectively.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet financings, other than the minimum operating lease commitments included in the above Contractual Obligations table and further described in Note K, "Leases," to the Consolidated Financial Statements. We have no subsidiaries that are not included in our financial statements, nor do we have any interests in, or relationships with, any special purpose entities that are not reflected in our financial statements. At the end of fiscal 2010, we deconsolidated our wholly owned subsidiary, SPHC, and its subsidiaries, from our balance sheet and eliminated the results of SPHC's operations from our operations beginning on May 31, 2010. We account for our investment in SPHC, which had no value at May 31, 2011 and 2010, under the cost method (refer to Note A(2), "Summary of Significant Accounting Policies," to the Consolidated Financial Statements).

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency exchange rates because we fund our operations through long- and short-term borrowings and denominate our business transactions in a variety of foreign currencies. We utilize a sensitivity analysis to measure the potential loss in earnings based on a hypothetical 1% increase in interest rates and a 10% change in foreign currency rates. A summary of our primary market risk exposures follows.

Interest Rate Risk

Our primary interest rate risk exposure results from our floating rate debt, including various revolving and other lines of credit (refer to Note E, "Borrowings," to the Consolidated Financial Statements). At May 31, 2011, approximately 4% of our debt was subject to floating interest rates.

If interest rates were to increase 100 bps from May 31, 2011 and, assuming no changes in debt from the May 31, 2011 levels, the additional annual interest expense would amount to approximately $0.5 million on a pretax basis. A similar increase in interest rates in fiscal 2010 would have resulted in approximately $0.2 million in additional interest expense.

All derivative instruments are recognized on the balance sheet and measured at fair value. Changes in the fair values of derivative instruments that do not qualify as hedges and/or any ineffective portion of hedges are recognized as a gain or loss in our Consolidated Statement of Income in the current period. Changes in the fair value of derivative instruments used effectively as fair value hedges are recognized in earnings (losses), along with the change in the value of the hedged item. Such derivative transactions are accounted for in accordance with ASC 815, "Derivatives and Hedging." We do not hold or issue derivative instruments for speculative purposes.

Foreign Currency Risk

Our foreign sales and results of operations are subject to the impact of foreign currency fluctuations (refer to Note A, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements). As most of our foreign operations are in countries with fairly stable currencies, such as Belgium, Canada, France, Germany, the Netherlands and the United Kingdom, this effect has not generally been material. In addition, foreign debt is denominated in the respective foreign currency, thereby eliminating any related translation impact on earnings.

If the U.S. dollar continues to weaken, our foreign results of operations will be positively impacted, but the effect is not expected to be material. A 10% change in foreign currency exchange rates would not have resulted in a material impact to net income for the years ended May 31, 2011 and 2010. We do not currently hedge against the risk of exchange rate fluctuations.

FORWARD-LOOKING STATEMENTS

The foregoing discussion includes forward-looking statements relating to our business. These forward-looking statements, or other statements made by us, are made based on our expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors (including those specified below), which are difficult to predict and, in many instances, are beyond our control. As a result, our actual results could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include (a) global markets and general economic conditions, including uncertainties surrounding the volatility in financial markets, the availability of capital and the effect of changes in interest rates, and the viability of banks and other financial institutions; (b) the prices, supply and capacity of raw materials, including assorted pigments, resins, solvents, and other natural gas- and oil-based materials; packaging, including plastic containers; and transportation services, including fuel surcharges; (c) continued growth in demand for our products; (d) legal, environmental and litigation risks inherent in our construction and chemicals businesses and risks related to the adequacy of our insurance coverage for such matters; (e) the effect of changes in interest rates; (f) the effect of fluctuations in currency exchange rates upon our foreign operations; (g) the effect of non-currency risks of investing in and conducting operations in foreign countries, including those relating to domestic and international political, social, economic and regulatory factors; (h) risks and uncertainties associated with our ongoing acquisition and divestiture activities; (i) risks related to the adequacy of our contingent liability reserves; (j) risks and uncertainties associated with the SPHC bankruptcy proceedings; and (k) other risks detailed in our filings with the Securities and Exchange Commission, including the risk factors set forth in our Annual Report on Form 10-K for the year ended May 31, 2011, as the same may be updated from time to time. We do not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the filing date of this document.

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

May 31,	2011	2010
Assets		
Current Assets		
Cash and cash equivalents	$ 435,011	$ 215,355
Trade accounts receivable (less allowances of $27,597 and $20,525, respectively)	712,863	633,910
Inventories	463,120	386,982
Deferred income taxes	17,764	19,788
Prepaid expenses and other current assets	239,212	194,126
Total current assets	1,867,970	1,450,161
Property, Plant and Equipment, at Cost	998,245	924,086
Allowance for depreciation and amortization	(608,218)	(541,559)
Property, plant and equipment, net	390,027	382,527
Other Assets		
Goodwill	831,489	768,244
Other intangible assets, net of amortization	312,867	303,159
Other	112,676	99,933
Total other assets	1,257,032	1,171,336
Total Assets	$ 3,515,029	$ 3,004,024
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	$ 358,790	$ 299,596
Current portion of long-term debt	2,549	4,307
Accrued compensation and benefits	156,981	136,908
Accrued loss reserves	57,645	65,813
Other accrued liabilities	159,324	124,870
Total current liabilities	735,289	631,494
Long-Term Liabilities		
Long-term debt, less current maturities	1,106,304	924,308
Other long-term liabilities	224,026	243,829
Deferred income taxes	62,042	43,152
Total long-term liabilities	1,392,372	1,211,289
Stockholders' Equity		
Preferred stock, par value $0.01; authorized 50,000 shares; none issued		
Common stock, par value $0.01; authorized 300,000 shares; issued 134,406 and outstanding 130,580 as of May 2011; issued 132,219 and outstanding 129,918 as of May 2010	1,306	1,299
Paid-in capital	735,245	724,089
Treasury stock, at cost	(62,495)	(40,686)
Accumulated other comprehensive income (loss)	6,073	(107,791)
Retained earnings	583,035	502,562
Total RPM International Inc. stockholders' equity	1,263,164	1,079,473
Noncontrolling interest	124,204	81,768
Total equity	1,387,368	1,161,241
Total Liabilities and Stockholders' Equity	$ 3,515,029	$ 3,004,024

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

Year Ended May 31,	2011	2010	2009
Net Sales	$ 3,381,841	$ 3,412,716	$ 3,368,167
Cost of Sales	1,980,974	1,977,341	2,015,078
Gross Profit	1,400,867	1,435,375	1,353,089
Selling, General and Administrative Expenses	1,056,069	1,107,278	1,096,505
Goodwill and Other Intangible Asset Impairments			15,462
Net Loss Upon Deconsolidation of SPHC		7,946	
Interest Expense	65,427	59,273	54,460
Investment (Income) Expense, Net	(15,682)	(7,576)	5,794
Income Before Income Taxes	295,053	268,454	180,868
Provision for Income Taxes	91,885	87,327	61,252
Net Income	203,168	181,127	119,616
Less: Net Income Attributable to Noncontrolling Interests	14,110	1,090	
Net Income Attributable to RPM International Inc. Stockholders	$ 189,058	$ 180,037	$ 119,616
Average Number of Shares of Common Stock Outstanding:			
Basic	127,403	127,047	126,373
Diluted	128,066	127,731	127,689
Earnings per Share of Common Stock Attributable to RPM International Inc. Stockholders:			
Basic	$ 1.46	$ 1.40	$ 0.93
Diluted	$ 1.45	$ 1.39	$ 0.93
Cash Dividends Declared per Share of Common Stock	$ 0.835	$ 0.815	$ 0.790

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Year Ended May 31,	2011	2010	2009
Cash Flows From Operating Activities:			
Net income	$ 203,168	$ 181,127	$ 119,616
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	52,385	61,823	62,379
Amortization	20,368	22,430	22,765
Net loss upon deconsolidation of SPHC		7,946	
Goodwill and other intangible asset impairments			15,462
Other-than-temporary impairments on marketable securities	693	260	15,062
Deferred income taxes	7,708	32,485	2,468
Stock-based compensation expense	12,282	10,030	8,008
Other	(1,086)	(1,768)	(1,316)
Changes in assets and liabilities, net of effect from purchases and sales of businesses:			
(Increase) decrease in receivables	(70,440)	(17,748)	181,617
(Increase) decrease in inventory	(71,523)	(15,059)	75,014
(Increase) decrease in prepaid expenses and other current and long-term assets	(22,645)	2,230	18,024
Increase (decrease) in accounts payable	55,896	19,638	(119,327)
Increase (decrease) in accrued compensation and benefits	19,564	7,206	(29,039)
(Decrease) increase in accrued loss reserves	(8,198)	(2,705)	5,167
Increase (decrease) in other accrued liabilities	28,235	42,079	(14,040)
Payments made for asbestos-related claims		(92,621)	(69,417)
Other	11,759	(53,417)	(25,448)
Cash From Operating Activities	238,166	203,936	266,995
Cash Flows From Investing Activities:			
Capital expenditures	(39,826)	(23,241)	(54,986)
Acquisition of businesses, net of cash acquired	(38,972)	(73,985)	(16,669)
Purchase of marketable securities	(92,060)	(105,364)	(75,410)
Proceeds from sales of marketable securities	77,035	93,972	65,862
Proceeds from sales of assets and businesses	1,301	1,892	852
Decrease in cash due to deconsolidation of SPHC		(18,568)	
Other	(13,418)	(1,659)	(1,196)
Cash (Used For) Investing Activities	(105,940)	(126,953)	(81,547)
Cash Flows From Financing Activities:			
Additions to long-term and short-term debt	200,499	314,059	56,816
Reductions of long-term and short-term debt	(24,502)	(319,642)	(51,412)
Cash dividends	(108,585)	(105,430)	(101,836)
Repurchase of stock	(21,811)		(45,360)
Exercise of stock options	12,116	14,667	3,188
Other		(2,283)	
Cash From (Used For) Financing Activities	57,717	(98,629)	(138,604)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	29,713	(16,386)	(24,708)
Net Change in Cash and Cash Equivalents	219,656	(38,032)	22,136
Cash and Cash Equivalents at Beginning of Period	215,355	253,387	231,251
Cash and Cash Equivalents at End of Period	$ 435,011	$ 215,355	$ 253,387
Supplemental Disclosures of Cash Flows Information:			
Cash paid during the year for:			
Interest	$ 62,892	$ 53,897	$ 51,316
Income taxes	$ 67,380	$ 45,090	$ 62,930
Supplemental Schedule of Non-Cash Investing and Financing Activities:			
Debt from business combinations	$ -	$ 2,991	$ 20
Issuance of stock for convertible-bond redemption	$ -	$ -	$ 150,612

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

	Common Stock		
	Number of Shares	Par/Stated Value	Paid-In Capital
Balance at May 31, 2008	122,189	$ 1,222	$ 627,915
Impact of adoption of ASC 715	-	-	-
Beginning Balance, as adjusted	122,189	1,222	627,915
Net income	-	-	-
Translation (loss) and other	-	-	-
Dividends paid	-	-	-
Issuance of stock for convertible bond redemption, including deferred tax benefit of $7,174	8,030	80	157,706
Shares repurchased	(2,355)	(24)	-
Stock option exercises, net	254	2	3,041
Stock based compensation expense	-	-	2,743
Restricted stock awards, net	383	5	5,036
Balance at May 31, 2009	128,501	1,285	796,441
Net income	-	-	-
Translation (loss) and other	-	-	-
Dividends paid	-	-	-
Deconsolidation of SPHC	-	-	(84,985)
Stock option exercises, net	981	10	12,341
Stock based compensation expense	-	-	3,852
Restricted stock awards, net	436	4	(3,560)
Balance at May 31, 2010	129,918	1,299	724,089
Net income	-	-	-
Translation gain and other	-	-	-
Dividends paid	-	-	-
Other noncontrolling interest activity	-	-	(13,233)
Shares repurchased	(1,036)	(10)	10
Stock option exercises, net	784	8	10,397
Stock based compensation expense	-	-	3,855
Restricted stock awards, net	914	9	10,127
Balance at May 31, 2011	130,580	$ 1,306	$ 735,245

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Treasury Stock	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings	Total RPM International Inc. Equity	Noncontrolling Interests	Total Equity	Total Comprehensive Income/(Loss)
$ (6,057)	$ 101,162	$ 412,314	$ 1,136,556	$ -	$ 1,136,556	
-	-	(2,139)	(2,139)	-	(2,139)	
(6,057)	101,162	410,175	1,134,417	-	1,134,417	
-	-	119,616	119,616	-	119,616	$ 119,616
-	(132,719)	-	(132,719)	-	(132,719)	(132,719)
-	-	(101,836)	(101,836)	-	(101,836)	
-	-	-	157,786	-	157,786	
(43,345)	-	-	(43,369)	-	(43,369)	
(82)	-	-	2,961	-	2,961	
-	-	-	2,743	-	2,743	
(969)	-	-	4,072	-	4,072	
(50,453)	(31,557)	427,955	1,143,671	-	1,143,671	(13,103)
-	-	180,037	180,037	1,090	181,127	181,127
-	(83,454)	-	(83,454)	-	(83,454)	(83,454)
-	-	(105,430)	(105,430)	-	(105,430)	
-	7,220	-	(77,765)	80,678	2,913	
-	-	-	12,351	-	12,351	
-	-	-	3,852	-	3,852	
9,767	-	-	6,211	-	6,211	
(40,686)	(107,791)	502,562	1,079,473	81,768	1,161,241	97,673
-	-	189,058	189,058	14,110	203,168	203,168
-	113,864	-	113,864	15,093	128,957	128,957
-	-	(108,585)	(108,585)	-	(108,585)	
-	-	-	(13,233)	13,233	-	
(17,948)	-	-	(17,948)	-	(17,948)	
(507)	-	-	9,898	-	9,898	
-	-	-	3,855	-	3,855	
(3,354)	-	-	6,782	-	6,782	
$ (62,495)	$ 6,073	$ 583,035	$ 1,263,164	$ 124,204	$ 1,387,368	$ 332,125

Notes to Consolidated Financial Statements
May 31, 2011, 2010, 2009

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1) Consolidation, Noncontrolling Interests and Basis of Presentation

Our financial statements include all of our majority-owned subsidiaries, except for certain subsidiaries that were deconsolidated on May 31, 2010 (please refer to Note A(2)). We account for our investments in less-than-majority-owned joint ventures under the equity method. Effects of transactions between related companies, except for certain subsidiaries that were deconsolidated, are eliminated in consolidation.

Noncontrolling interests are presented in our Consolidated Financial Statements as if parent company investors (controlling interests) and other minority investors (noncontrolling interests) in partially-owned subsidiaries have similar economic interests in a single entity. As a result, investments in noncontrolling interests are reported as equity in our Consolidated Financial Statements. Additionally, our Consolidated Financial Statements include 100% of a controlled subsidiary's earnings, rather than only our share. Transactions between the parent company and noncontrolling interests are reported in equity as transactions between stockholders, provided that these transactions do not create a change in control.

Our business is dependent on external weather factors. Historically, we have experienced strong sales and net income in our first, second and fourth fiscal quarters comprising the three-month periods ending August 31, November 30 and May 31, respectively, with weaker performance in our third fiscal quarter (December through February).

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

2) Deconsolidation of Specialty Products Holding Corp. ("SPHC")

On May 31, 2010, Bondex International, Inc. ("Bondex") and its parent, SPHC, filed Chapter 11 reorganization proceedings in the United States Bankruptcy Court for the District of Delaware. SPHC is our wholly owned subsidiary. In accordance with Accounting Standards Codification ("ASC") 810, when a subsidiary becomes subject to the control of a government, court, administrator, or regulator, deconsolidation of that subsidiary is generally required. We have therefore deconsolidated SPHC and its subsidiaries from our balance sheet as of May 31, 2010, and have eliminated the results of SPHC's operations from our results of operations beginning on that date. We believe we have no responsibility for liabilities of SPHC and Bondex. As a result of the Chapter 11 reorganization proceedings, on a prospective basis we will continue to account for our investment in SPHC under the cost method.

We had a net receivable from SPHC at May 31, 2010, that we expect will remain unchanged until the bankruptcy proceedings have been finalized. Included in this net amount are receivables and payables, which we concluded we have the right to report as a net amount based on several factors, including the fact that all amounts are determinable, the balances are due to and from our subsidiaries, and we have been given reasonable assurance that netting the applicable receivables and payables would remain legally enforceable. We analyzed our net investment in SPHC as of May 31, 2010, which included a review of our advances to SPHC, an assessment of the collectibility of our net receivables due from SPHC, and a computation of the gain to be recorded upon deconsolidation based on the carrying amount of our investment in SPHC. In accordance with GAAP, the gain on deconsolidation related to the carrying amount of net assets of SPHC at May 31, 2010, was calculated in accordance with ASC 810-10-40-5, as follows:

a) the aggregate of (1) the fair value of consideration received, (2) the fair value of any retained noncontrolling investment in the former subsidiary at the date the subsidiary is deconsolidated, and (3) the carrying amount of any noncontrolling interest in the former subsidiary; less

b) the carrying amount of the former subsidiary's assets and liabilities.

In determining the carrying value of any retained noncontrolling investment in SPHC at the date of deconsolidation we considered several factors, including analyses of cash flows combined with various assumptions relating to the future performance of this entity and a discounted value of SPHC's recorded asbestos-related contingent obligations based on information available to us as of the date of deconsolidation. The discounted cash flow approach relies primarily on Level 3 unobservable inputs, whereby expected future cash flows are discounted using a rate that includes assumptions regarding an entity's average cost of debt and equity, incorporates expected future cash flows based on internal business plans, and applies certain assumptions about risk and uncertainties due to the bankruptcy filing. Our estimates are based upon assumptions we believe to be reasonable, but which by nature are uncertain and unpredictable. As a result of this analysis, we determined that the carrying value of our retained interest in SPHC approximated zero.

As a result of the combined analyses of each of the components of our net investment in SPHC, we recorded a net loss of approximately $7.9 million during the fourth fiscal quarter of the year ended May 31, 2010. No changes have been made to these amounts through May 31, 2011.

3) Use of Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management has evaluated subsequent events through the date the Consolidated Financial Statements were filed with the Securities and Exchange Commission.

4) Acquisitions/Divestitures

We account for business combinations using the acquisition method of accounting and, accordingly, the assets and liabilities of the acquired entities are recorded at their estimated fair values at the acquisition date.

During the fiscal year ended May 31, 2011, we completed six acquisitions, all of which report through our industrial reportable segment. The acquired product lines and assets included the following: a supplier and installer of industrial flooring systems based in Norway; a product line that includes biodegradable modular systems for vegetated roofs; a manufacturer of polyurethane and epoxy coatings for waterproofing and industrial flooring based in Germany; a supplier of sealants, tapes and membranes for construction markets based in Turkey; a supplier of curb, bridge and channel drainage products for

construction and infrastructure markets based in the U.K.; and a manufacturer of synthetic fibers engineered for use as a secondary reinforcement in ready mix concrete and cement-based building products. During the fiscal year ended May 31, 2010, we completed seven acquisitions, the majority of which report through our industrial reportable segment. Our fiscal 2010 acquisitions included the following: a manufacturer and installer of expansion joints and waterproofing systems for bridge decks and parking structures based in the U.K.; a supplier and installer of polymer flooring systems based in Australia; a Dutch manufacturer of industrial cleaners and specialty coatings; a U.K.-based fiberglass safety products supplier; a manufacturer of specialty resin-flooring products based in Ireland; a majority interest in a corrosion-control coatings manufacturer in India; and certain assets, including intangibles, of a U.S. manufacturer of specialty corrosion control products. The purchase price for each acquisition has been allocated to the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition. These acquisitions have been aggregated by year of purchase in the following table:

	Fiscal 2011 Acquisitions		Fiscal 2010 Acquisitions	
(In thousands)	Weighted-Average Intangible Asset Amortization Life (In Years)	Total	Weighted-Average Intangible Asset Amortization Life (In Years)	Total
Current assets		$ 15,221		$ 34,446
Property, plant and equipment		3,016		11,378
Goodwill	N/A	16,265	N/A	43,007
Tradenames - indefinite lives	N/A	-	N/A	6,642
Other intangible assets	11	13,493	6	15,026
Other long-term assets		2		242
Total Assets Acquired		$ 47,997		$ 110,741
Liabilities assumed		(9,776)		(32,309)
Net Assets Acquired		$ 38,221(1)		$ 78,432(2)

(1) Figure includes cash acquired of $0.8 million.

(2) Figure includes cash acquired of $5.2 million and reductions to net assets acquired for $0.8 million for purchase accounting adjustments relating to prior period acquisitions.

Our Consolidated Financial Statements reflect the results of operations of acquired businesses as of their respective dates of acquisition. Pro-forma results of operations for the years ended May 31, 2011 and May 31, 2010 were not materially different from reported results and, consequently, are not presented.

5) Foreign Currency

The functional currency for each of our foreign subsidiaries is its local currency. Accordingly, for the periods presented, assets and liabilities have been translated using exchange rates at year end, while income and expense for the periods have been translated using a weighted-average exchange rate.

The resulting translation adjustments have been recorded in accumulated other comprehensive income (loss), a component of stockholders' equity, and will be included in net earnings only upon the sale or liquidation of the underlying foreign investment, neither of which is contemplated at this time. Transaction gains and losses have been immaterial during the past three fiscal years.

6) Cash and Cash Equivalents

For purposes of the statement of cash flows, we consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. We do not believe we are exposed to any significant credit risk on cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair value.

7) Property, Plant & Equipment

May 31,	2011	2010
(In thousands)		
Land	$ 35,481	$ 33,026
Buildings and leasehold improvements	277,268	257,554
Machinery and equipment	685,496	633,506
Total property, plant and equipment, at cost	998,245	924,086
Less: allowance for depreciation and amortization	608,218	541,559
Property, plant and equipment, net	$ 390,027	$ 382,527

We review long-lived assets for impairment when circumstances indicate that the carrying values of these assets may not be recoverable. For assets that are to be held and used, an impairment charge is recognized when the estimated undiscounted future cash flows associated with the asset or group of assets are less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded for the difference between the carrying value and the fair value. Fair values are determined based on quoted market values, discounted cash flows, internal appraisals or external appraisals, as applicable. Assets to be disposed of are carried at the lower of their carrying value or estimated net realizable value.

Depreciation is computed primarily using the straight-line method over the following ranges of useful lives:

Land improvements	3 to 25 years
Buildings and improvements	3 to 50 years
Machinery and equipment	1 to 25 years

Total depreciation expense for each fiscal period includes the charges to income that result from the amortization of assets recorded under capital leases.

8) Revenue Recognition

Revenues are recognized when realized or realizable, and when earned. In general, this is when title and risk of loss pass to the customer. Further, revenues are realizable when we have persuasive evidence of a sales arrangement, the product has been shipped or the services have been provided to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured. We reduce our revenues for estimated customer returns and allowances, certain rebates, sales incentives, and promotions in the same period the related sales are recorded.

We also record revenues generated under long-term construction contracts, mainly in connection with the installation of specialized roofing and flooring systems, and related services. Certain long-term construction contracts are accounted for under the percentage-of-completion method, and therefore we record contract revenues and related costs as our contracts progress. This method recognizes the economic results of contract performance on a timelier basis than does the completed-contract method; however, application of this method requires reasonably dependable estimates of progress toward completion, as well as other dependable estimates. When reasonably dependable estimates cannot be made, or if other factors make estimates doubtful, the completed contract method is applied. Under the completed contract method, billings and costs are accumulated on the balance sheet as the contract progresses, but no revenue is recognized until the contract is complete or substantially complete.

9) Shipping Costs

Shipping costs paid to third-party shippers for transporting products to customers are included in selling, general and administrative expenses. For the years ended May 31, 2011, 2010 and 2009, shipping costs were $103.0 million, $101.7 million and $108.8 million, respectively.

10) Inventories

Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out (FIFO) basis and market being determined on the basis of replacement cost or net realizable value. Inventory costs include raw materials, labor and manufacturing overhead. Inventories were composed of the following major classes:

May 31,	2011	2010
(In thousands)		
Raw material and supplies	$ 142,133	$ 123,144
Finished goods	320,987	263,838
Total Inventory	$ 463,120	$ 386,982

11) Goodwill and Other Intangible Assets

We account for goodwill and other intangible assets in accordance with the provisions of ASC 350 and account for business combinations using the acquisition method of accounting and accordingly, the assets and liabilities of the entities acquired are recorded at their estimated fair values at the acquisition date. Goodwill represents the excess of the purchase price paid over the fair value of net assets acquired, including the amount assigned to identifiable intangible assets.

We perform the required annual impairment assessments as of the first day of our fourth fiscal quarter, using a fair-value approach at the reporting unit level. Our reporting units have been identified at the component level, which is the operating segment level or one level below. The annual goodwill impairment assessment involves estimating the fair value of each reporting unit and comparing it with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, additional steps are followed to determine and recognize, if appropriate, an impairment loss. Calculating the fair value of the reporting units requires our significant use of estimates and assumptions. We estimate the fair values of our reporting units by applying a combination of third-party market-value indicators, when observable market data is available, and discounted future cash flows to each of our reporting unit's projected EBITDA. In applying this methodology, we rely on a number of factors, including actual and forecasted operating results and market data.

For the fiscal years ended May 31, 2011 and 2010, our fair value determinations did not indicate any impairment of our goodwill balances. However, for the fiscal year ended May 31, 2009, our fair value determinations indicated potential goodwill impairment for one of our reporting units. Therefore, our fiscal 2009 tests included the establishment of a fair value estimate of each tangible and intangible asset for that reporting unit. This process required our estimation of the discounted cash flows expected to be generated by each asset in addition to independent asset appraisals, as deemed appropriate. Our cash flow estimates were based on our historical experience and our internal business plans, and appropriate discount rates were applied. This testing resulted in an impairment charge related to a reduction of the carrying value of goodwill in the amount of $14.9 million at this reporting unit for the fiscal year ended May 31, 2009. The goodwill impairment resulted primarily from soft domestic commercial construction sales coupled with continued low cash flow projections for this reporting unit.

Additionally, we test all indefinite-lived intangible assets for impairment annually. We perform the required annual impairment assessments as of the first day of our fourth fiscal quarter. The annual impairment assessment involves estimating the fair value of each indefinite-lived asset and comparing it with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, we record an impairment loss equal to the difference. Calculating the fair value of the indefinite-lived assets requires our significant use of estimates and assumptions. We estimate the fair values of our intangible assets by applying a relief-from-royalty calculation, which includes discounted future cash flows related to each of our intangible asset's projected revenues. In applying this methodology, we rely on a number of factors, including actual and forecasted revenues and market data. The results of our annual impairment test for the fiscal years ended May 31, 2011 and 2010 did not result in any impairment; however, the tests performed during the fiscal year ended May 31, 2009 resulted in a reduction in the carrying value of certain indefinite-lived tradenames of $0.5 million. The impairment resulted from continued slow sales associated with the ongoing declines in residential housing construction during fiscal 2009.

Should the future earnings and cash flows at our reporting units decline and/or discount rates increase, future impairment charges to goodwill and other intangible assets may be required.

12) Advertising Costs

Advertising costs are charged to operations when incurred and are included in SG&A expenses. For the years ended May 31, 2011, 2010 and 2009, advertising costs were $33.3 million, $39.4 million and $36.2 million, respectively.

13) Research and Development

Research and development costs are charged to operations when incurred and are included in selling, general and administrative expenses. The amounts charged to expense for the years ended May 31, 2011, 2010 and 2009 were $40.9 million, $41.3 million and $40.1 million, respectively.

14) Cost Reduction Initiatives

During fiscal 2009, we undertook various actions to lower the fixed cost base of certain of our businesses in response to the volatile economic environment at that time. As a result of those cost reduction measures, which included personnel reductions, during fiscal 2009 we incurred employee separation costs of $20.3 million in pretax charges. Of the $20.3 million incurred, $14.6 million was related to our industrial reportable segment ("industrial segment") and $5.5 million was related to our consumer reportable segment ("consumer segment"), with the remainder recognized at the nonoperating level. These costs, all of which were cash costs, were reflected within SG&A expenses on our fiscal 2009 Consolidated Statements of Income. At May 31, 2009, the balance included in other accrued liabilities in our Consolidated Balance Sheets for these initiatives totaled approximately $5.2 million. We incurred an additional $5.2 million of various new cost reduction initiatives during fiscal 2010, and paid $4.5 million in cash for existing accruals, for an ending balance in this accrual of $5.9 million at May 31, 2010. There were no significant changes in these accounts during fiscal 2011.

15) Stock-Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to our employees and directors, which may include restricted stock, stock options and stock appreciation rights ("SARs"). We measure stock-based compensation cost at the date of grant, based on the estimated fair value of the award. We recognize the cost as expense on a straight-line basis (net of estimated forfeitures) over the related vesting period. Refer to Note H, "Stock-Based Compensation," for further information.

16) Investment (Income) Expense, Net

Investment (income) expense, net, consists of the following components:

Year Ended May 31,	2011	2010	2009
(In thousands)			
Interest (income)	$ (5,058)	$ (4,035)	$ (5,935)
(Gain) on sale of marketable securities	(9,675)	(2,160)	(1,577)
Other-than-temporary impairment on securities	693	260	15,062
Dividend (income)	(1,642)	(1,641)	(1,756)
Investment (income) expense, net	$ (15,682)	$ (7,576)	$ 5,794

17) Income Taxes

The provision for income taxes is calculated using the liability method. Under the liability method, deferred income taxes are recognized for the tax effect of temporary differences between the financial statement carrying amount of assets and liabilities and the amounts used for income tax purposes and for certain changes in valuation allowances. Valuation allowances are recorded to reduce certain deferred tax assets when, in our estimation, it is more likely than not that a tax benefit will not be realized.

We have not provided for U.S. income and foreign withholding taxes on approximately $978.0 million of foreign subsidiaries' undistributed earnings as of May 31, 2011, because such earnings have been retained and reinvested by the subsidiaries. Accordingly, no provision has been made for U.S. or foreign withholding taxes, which may become payable if undistributed earnings of foreign subsidiaries were paid to us as dividends. The additional income taxes and applicable withholding taxes that would result had such earnings actually been repatriated are not practically determinable.

18) Earnings Per Share of Common Stock

Earnings per share (EPS) is computed using the two-class method. The two-class method determines EPS for each class of common stock and participating securities according to dividends and dividend equivalents and their respective participation rights in undistributed earnings. Our unvested share-based payment awards that contain rights to receive non-forfeitable dividends are considered participating securities. Basic EPS of common stock is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS of common stock is computed on the basis of the weighted-average number of share of common stock plus the effect of dilutive potential shares of common stock outstanding during the period using the treasury stock method. Dilutive potential shares of common stock include outstanding stock options, stock awards and convertible notes. See Note J, "Earnings Per Share of Common Stock," for additional information.

NOTE B — GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill, by reportable segment, for the years ended May 31, 2011 and 2010, are as follows:

(In thousands)	Industrial Segment	Consumer Segment	Total
Balance as of June 1, 2009	$ 480,289	$ 375,877	$ 856,166
Acquisitions	33,545	9,462	43,007
Purchase accounting adjustments[1]	(2,641)		(2,641)
Translation adjustments	(14,838)	(9,945)	(24,783)
Adjustment resulting from deconsolidation of SPHC	(103,505)		(103,505)
Balance as of May 31, 2010	392,850	375,394	768,244
Acquisitions	16,265		16,265
Purchase accounting adjustments	1,586		1,586
Translation adjustments	35,055	10,339	45,394
Balance as of May 31, 2011	$ 445,756	$ 385,733	$ 831,489

(1) Relates primarily to other accruals and finalization of certain property, plant and equipment and intangibles valuations; and current year adjustments to purchase price contingencies.

Total accumulated impairment losses were $14.9 million at May 31, 2011 and 2010, which was recorded during the fiscal year ended May 31, 2009 by our industrial reportable segment, as previously discussed.

Other intangible assets consist of the following major classes:

(In thousands)	Amortization Period (In Years)	Gross Carrying Amount	Accumulated Amortization	Net Other Intangible Assets
As of May 31, 2011				
Amortized intangible assets				
Formulae	3 to 33	$ 172,536	$ 97,185	$ 75,351
Customer-related intangibles	3 to 33	115,810	45,696	70,114
Trademarks/names	4 to 40	27,961	10,591	17,370
Other	1 to 40	44,910	23,784	21,126
Total Amortized Intangibles		361,217	177,256	183,961
Indefinite-lived intangible assets				
Trademarks/names		128,906		128,906
Total Other Intangible Assets		$ 490,123	$ 177,256	$ 312,867
As of May 31, 2010				
Amortized intangible assets				
Formulae	4 to 33	$ 168,667	$ 88,789	$ 79,878
Customer-related intangibles	5 to 33	101,844	35,885	65,959
Trademarks/names	3 to 40	21,553	8,029	13,524
Other	1 to 40	41,661	19,719	21,942
Total Amortized Intangibles		333,725	152,422	181,303
Indefinite-lived intangible assets				
Trademarks/names		121,856		121,856
Total Other Intangible Assets		$ 455,581	$ 152,422	$ 303,159

The aggregate intangible asset amortization expense for the fiscal years ended May 31, 2011, 2010 and 2009 was $20.0 million, $22.2 million and $22.5 million, respectively. For the next five fiscal years, we estimate annual intangible asset amortization expense related to our existing intangible assets to approximate the following: 2012 — $20.5 million, 2013 — $19.2 million, 2014 — $17.7 million, 2015 — $16.9 million and 2016 — $16.4 million.

NOTE C — MARKETABLE SECURITIES

The following tables summarize marketable securities held at May 31, 2011 and 2010 by asset type:

	Available-For-Sale Securities			
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
May 31, 2011				
Equity securities:				
Stocks - foreign	$ 25,387	$ 12,162	$ -	$ 37,549
Stocks - domestic	28,044	4,222	(417)	31,849
Mutual funds - foreign	14,680	3,733	-	18,413
Mutual funds - domestic	30,565	2,246	(1,020)	31,791
Total equity securities	98,676	22,363	(1,437)	119,602
Fixed maturity:				
U.S. treasury and other government	25,916	643	(79)	26,480
Corporate bonds	2,729	301	(1)	3,029
Mortgage-backed securities	432	101	(1)	532
Total fixed maturity securities	29,077	1,045	(81)	30,041
Total	$ 127,753	$ 23,408	$ (1,518)	$ 149,643

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
	Available-For-Sale Securities			
May 31, 2010				
Equity securities:				
Stocks - foreign	$ 2,578	$ 379	$ (33)	$ 2,924
Stocks - domestic	43,610	10,547	(1,148)	53,009
Mutual funds - foreign	16,293	1,396	(459)	17,230
Mutual funds - domestic	7,875	2,001	(11)	9,865
Total equity securities	70,356	14,323	(1,651)	83,028
Fixed maturity:				
U.S. treasury and other government	19,730	412	(62)	20,080
Corporate bonds	7,921	507	(33)	8,395
State and municipal bonds	387	4	(3)	388
Foreign bonds	1,305	55	(8)	1,352
Mortgage-backed securities	491	178	(2)	667
Total fixed maturity securities	29,834	1,156	(108)	30,882
Total	$ 100,190	$ 15,479	$ (1,759)	$ 113,910

Marketable securities, included in other current and long-term assets, totaling $113.8 million and $35.8 million at May 31, 2011, respectively, and $91.7 million and $22.2 million at May 31, 2010, respectively, are composed of available-for-sale securities and are reported at fair value. Realized gains and losses on sales of investments are recognized in net income on the specific identification basis. Changes in the fair values of securities that are considered temporary are recorded as unrealized gains and losses, net of applicable taxes, in accumulated other comprehensive income (loss) within stockholders' equity. Other-than-temporary declines in market value from original cost are reflected in operating income in the period in which the unrealized losses are deemed other than temporary. In order to determine whether other-than-temporary declines in market value have occurred, the duration of the decline in value and our ability to hold the investment are considered in conjunction with an evaluation of the strength of the underlying collateral and the extent to which the investment's amortized cost or cost, as appropriate, exceeds its related market value.

Gross gains and losses realized on sales of investments were $13.3 million and $3.6 million, respectively, for the year ended May 31, 2011. Gross gains and losses realized on sales of investments were $7.9 million and $5.7 million, respectively, for the year ended May 31, 2010. During fiscal 2011 and fiscal 2010, we recognized losses of $0.7 million and $0.3 million, respectively, for securities deemed to have other-than-temporary impairments. These amounts are included in investment income (expense), net in the Consolidated Statements of Income.

Summarized below are the securities we held at May 31, 2011 and 2010 that were in an unrealized loss position and that were included in accumulated other comprehensive income, aggregated by the length of time the investments had been in that position:

(In thousands)	May 31, 2011 Fair Value	May 31, 2011 Gross Unrealized Losses	May 31, 2010 Fair Value Value	May 31, 2010 Gross Unrealized Losses
Total investments with unrealized losses	$ 21,612	$ (1,518)	$ 31,249	$ (1,759)
Unrealized losses with a loss position for less than 12 months	19,721	(1,301)	22,002	(1,385)
Unrealized losses with a loss position for more than 12 months	1,891	(217)	9,247	(374)

We have reviewed all of the securities included in the table above and have concluded that we have the ability and intent to hold these investments until their cost can be recovered, based upon the severity and duration of the decline. Therefore, we did not recognize any other-than-temporary impairment losses on these investments. Unrealized losses at May 31, 2011 were generally related to the volatility in valuations over the last several months for a portion of our portfolio of investments in marketable securities. The unrealized losses generally relate to investments whose fair values at May 31, 2011 were less than 15% below their original cost or have been in a loss position for less than six consecutive months. Although we have begun to see recovery in general economic conditions over the past year, if we were to experience continuing or significant unrealized losses within our portfolio of investments in marketable securities in the future, we may recognize additional other-than-temporary impairment losses. Such potential losses could have a material impact on our results of operations in any given reporting period. As such, we continue to closely evaluate the status of our investments and our ability and intent to hold these investments.

The net carrying values of debt securities at May 31, 2011, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

(In thousands)	Amortized Cost	Fair Value
Due:		
Less than one year	$ 3,941	$ 3,958
One year through five years	15,693	16,022
Six years through ten years	5,892	6,179
After ten years	3,551	3,882
	$ 29,077	$ 30,041

NOTE D — FAIR VALUE MEASUREMENTS

Financial instruments recorded on the balance sheet include cash and cash equivalents, trade accounts receivable, marketable securities, notes and accounts payable, and debt.

An allowance for anticipated uncollectible trade receivable amounts is established using a combination of specifically identified accounts to be reserved, and a reserve covering trends in collectibility. These estimates are based on an analysis of trends in collectibility, past experience, and individual account balances identified as doubtful based on specific facts and conditions. Receivable losses are charged against the allowance when we confirm uncollectibility.

All derivative instruments are recognized on our Consolidated Balance Sheet and measured at fair value. Changes in the fair values of derivative instruments that do not qualify as hedges and/or any ineffective portion of hedges are recognized as a gain or (loss) in our Consolidated Statement of Income in the current period. Changes in the fair value of derivative instruments used effectively as cash flow hedges are recognized in other comprehensive income (loss), along with the change in the value of the hedged item. We do not hold or issue derivative instruments for speculative purposes.

The valuation techniques utilized for establishing the fair values of assets and liabilities are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect management's market assumptions. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value, as follows:

Level 1 Inputs — Quoted prices for identical instruments in active markets.

Level 2 Inputs — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs — Instruments with primarily unobservable value drivers.

The following table presents our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2011
U.S. Treasury and other government	$ -	$ 26,480	$ -	$ 26,480
Mortgage-backed securities		532		532
Corporate bonds		3,029		3,029
Stocks - foreign	37,549			37,549
Stocks - domestic	31,849			31,849
Mutual funds - foreign		18,413		18,413
Mutual funds - domestic		31,791		31,791
Foreign currency forward contract		6,157		6,157
Cross-currency swap		(20,519)		(20,519)
Total	$ 69,398	$ 65,883	$ -	$ 135,281

(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2010
U.S. Treasury and other government	$ -	$ 20,080	$ -	$ 20,080
State and municipal bonds		388		388
Foreign bonds		1,352		1,352
Mortgage-backed securities		667		667
Corporate bonds		8,395		8,395
Stocks - foreign	2,924			2,924
Stocks - domestic	53,009			53,009
Mutual funds - foreign		17,230		17,230
Mutual funds - domestic		9,865		9,865
Cross-currency swap		(1,412)		(1,412)
Total	$ 55,933	$ 56,565	$ -	$ 112,498

Our marketable securities are composed of mainly available-for-sale securities, and are valued using a market approach based on quoted market prices for identical instruments. The availability of inputs observable in the market varies from instrument to instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded, and other characteristics particular to the transaction. For most of our financial instruments, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the valuation does not require significant management discretion. For other financial instruments, pricing inputs are less observable in the market and may require management judgment.

Our cross-currency swap is a liability that has a fair value of $20.5 million at May 31, 2011, that was originally designed to fix our interest and principal payments in euros for the life of our unsecured 6.70% senior notes due November 1, 2015, which resulted in an effective euro fixed-rate borrowing of 5.31%. The basis for determining the rates for this swap included three legs at the inception of the agreement: the U.S. dollar (USD) fixed rate to a USD floating rate; the euro floating to euro fixed rate; and the dollar to euro basis fixed rate at inception. Therefore, we essentially exchanged fixed payments denominated in USD for fixed payments denominated in euros, paying fixed euros at 5.31% and receiving fixed USD at 6.70%. The ultimate payments are based on the notional principal amounts of 150 million USD

and approximately 125 million euros. There will be an exchange of the notional amounts at maturity. The rates included in this swap are based upon observable market data, but are not quoted market prices, and therefore, the cross-currency swap is considered a Level 2 liability on the fair value hierarchy. Additionally, this cross-currency swap has been designated as a hedging instrument, and is classified as other long-term liabilities in our Consolidated Balance Sheets.

We have a foreign currency forward contract with a fair value of $6.2 million at May 31, 2011. This foreign currency forward contract, which has not been designated as a hedge, was designed to reduce our exposure to the changes in the cash flows of intercompany foreign-currency-denominated loans related to changes in foreign currency exchange rates by fixing the functional currency cash flows. Upon inception of the contract, we purchased 80.4 million USD and sold approximately 59.9 million euros. Changes in the USD/euro exchange rate will either increase or decrease our USD functional currency earnings, and will be reflected in selling, general and administrative expenses on our Consolidated Statements of Income. During the year ended May 31, 2011, we recognized a gain of approximately $6.2 million as a result of changes in the foreign exchange rates of this foreign currency forward contract. However, these gains were more than offset by the change in exchange rates associated with the related intercompany foreign currency denominated loans, for which we recognized a loss of approximately $6.4 million during the year ended May 31, 2011. The foreign currency forward contract matures on November 23, 2011, one year from the date of inception. There will be an exchange of the notional amounts at maturity. The foreign exchange rates included in this forward contract are based upon observable market data, but are not quoted market prices, and therefore, the forward currency forward contract is considered a Level 2 liability on the fair value hierarchy.

The carrying value of our current financial instruments, which include cash and cash equivalents, marketable securities, trade accounts receivable, accounts payable and short-term debt approximates fair value because of the short-term maturity of these financial instruments. At May 31, 2011 and May 31, 2010, the fair value of our long-term debt was estimated using active market quotes, based on our current incremental borrowing rates for similar types of borrowing arrangements, which are considered to be Level 2 inputs. Based on the analysis performed, the fair value and the carrying value of our financial instruments and long-term debt as of May 31, 2011 and May 31, 2010 are as follows:

	At May 31, 2011	
(In thousands)	Carrying Value	Fair Value
Cash and cash equivalents	$ 435,011	$ 435,011
Marketable equity securities	119,602	119,602
Marketable debt securities	30,041	30,041
Long-term debt, including current portion	1,108,853	1,203,016

	At May 31, 2010	
(In thousands)	Carrying Value	Fair Value
Cash and cash equivalents	$ 215,355	$ 215,355
Marketable equity securities	83,028	83,028
Marketable debt securities	30,882	30,882
Long-term debt, including current portion	928,615	1,000,128

NOTE E — BORROWINGS

A description of long-term debt follows:

May 31,	2011	2010
(In thousands)		
Unsecured 6.25% senior notes due December 15, 2013	$ 200,000	$ 200,000
Unsecured 6.50% senior notes due February 14, 2018[1]	247,522	247,153
Unsecured 6.125% senior note due October 15, 2019[2]	461,859	299,706
Unsecured 6.70% senior notes due November 1, 2015[3]	150,000	150,000
Revolving credit agreement for $400,000 with a syndicate of banks, through January 5, 2015. Interest, which is tied to euro LIBOR and prime rate, averaged 2.80% and 3.90%, respectively, for euro denominated debt at May 31, 2011.	40,943	
Revolving credit agreement for $400,000 with a syndicate of banks, through December 29, 2011. Interest, which is tied to LIBOR and prime rate, averaged 2.48% and 4.38%, respectively, for U.S. denominated debt at May 31, 2010.		22,520
Other obligations, including capital leases and unsecured notes payable at various rates of interest due in installments through 2016.	8,529	9,236
	1,108,853	928,615
Less: current portion	2,549	4,307
Total Long-Term Debt, Less Current Maturities	$ 1,106,304	$ 924,308

(1) The $250.0 million aggregate principal amount of the notes due 2018 is adjusted for the amortization of the original issue discount, which approximated $2.5 million and $2.8 million at May 31, 2011 and 2010, respectively. The original issue discount effectively reduced the ultimate proceeds from the financing. The effective interest rate on the notes, including the amortization of the discount, is 6.704% for both years presented.

(2) Includes the combination of the October 2009 initial issuance of $300.0 million aggregate principal amount and the May 2011 issuance of an additional $150.0 million aggregate principal amount of these notes. The $300.0 million aggregate principal amount of the notes due 2019 from the initial issuance is adjusted for the amortization of the original issue discount, which approximated $0.3 million at May 31, 2011 and 2010. The original issue discount effectively reduced the ultimate proceeds from the October 2009 financing. The effective interest rate on the notes issued in October 2009, including the amortization of the discount, is 6.139%. The additional $150.0 million aggregate principal amount of the notes due 2019 issued in May 2011 is adjusted for the unamortized premium received at issuance, which approximated $12.1 million at May 31, 2011. The premium effectively increased the proceeds from the financing. The effective interest rate on the $150.0 million notes issued in May 2011 is 4.934%.

(3) We entered into a cross-currency swap, which fixed the interest and principal payments in euros, resulting in an effective fixed-rate borrowing of 5.31%.

The aggregate maturities of long-term debt for the five years subsequent to May 31, 2011 are as follows: 2012 — $2.5 million; 2013 — $1.0 million; 2014 — $201.1 million; 2015 — $42.1 million; 2016 — $151.1 million; and thereafter $711.1 million. Additionally, at May 31, 2011, we had unused lines of credit totaling $452.4 million.

Our available liquidity, including our cash and cash equivalents and amounts available under our committed credit facilities, stood at $887.4 million at May 31, 2011. Our debt-to-capital ratio was 46.7% at May 31, 2011, compared with 46.2% at May 31, 2010.

6.125% Notes due 2019

On October 9, 2009, we sold $300.0 million aggregate principal amount of 6.125% Notes due 2019 (the "Notes"). The net proceeds from the offering of the Notes were used to repay $163.7 million in principal amount of our unsecured notes due October 15, 2009, and approximately $120.0 million in principal amount of short-term borrowings outstanding under our accounts receivable securitization program. The balance of the net proceeds was used for general corporate purposes.

On May 27, 2011 we issued and sold an additional $150.0 million aggregate principal amount of the Notes. The offering was priced at 108.09% of the $150.0 million principal amount of Notes, together with accrued interest, but excluding the closing date, and at that price the Notes have a yield to maturity of 4.934%. Net proceeds of $162.1 million will be used for general corporate purposes, including working capital and potential acquisitions of complementary businesses or other assets.

6.50% Notes due 2018

On February 20, 2008, we issued and sold $250.0 million of 6.50% Notes due 2018. The proceeds were used to repay our $100.0 million Senior Unsecured Notes due March 1, 2008, the outstanding principal under our $125.0 million accounts receivable securitization program and $19.0 million in short-term borrowings under our revolving credit facility. This financing strengthened our credit profile and liquidity position, as well as lengthened the average maturity of our outstanding debt obligations.

Revolving Credit Agreement

On January 5, 2011, we established a new $400.0 million senior unsecured multi-currency revolving credit facility with a group of banks (the "New Credit Facility"). The New Credit Facility provides a $35.0 million sub-limit for swing loans (relatively short-term borrowings used for working capital purposes) and a $100.0 million sub-limit for the issuance of letters of credit. We have the option to increase the New Credit Facility by an aggregate principal amount not to exceed $100.0 million. The purpose of this New Credit Facility was to refinance our prior credit facility, and any borrowings from this New Credit Facility may be used for working capital, capital expenditures and general corporate purposes. The New Credit Facility matures four years from its closing date. The New Credit Facility requires us to comply with various customary affirmative and negative covenants, including a leverage covenant and interest coverage ratio. Under the terms of the leverage covenant, we may not permit our consolidated indebtedness as of any fiscal quarter end to exceed 60% of the sum of such indebtedness and our consolidated shareholders' equity on such date. The minimum required consolidated interest coverage ratio for EBITDA to interest expense is 3.50 to 1. The interest coverage ratio is calculated at the end of each fiscal quarter for the four fiscal quarters then ended.

As of May 31, 2011, we were in compliance with all covenants contained in our New Credit Facility, including the leverage and interest coverage ratio covenants. At that date, our leverage ratio was 47.9%, while our interest coverage ratio was 7.23 to 1.

Our access to funds under our New Credit Facility is dependent on the ability of the financial institutions that are parties to the New Credit Facility to meet their funding commitments. Those financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time. Moreover, the obligations of the financial institutions under our New Credit Facility are several and not joint and, as a result, a funding default by one or more institutions does not need to be made up by the others.

Accounts Receivable Securitization Program

On April 7, 2009, we replaced our existing $125.0 million accounts receivable securitization program, which was set to expire on May 7, 2009, with a new, three-year, $150.0 million accounts receivable securitization program (the "AR Program"). The AR program, which was established with two banks for certain of our subsidiaries ("originating subsidiaries"), contemplates that the originating subsidiaries will sell certain of their accounts receivable to RPM Funding Corporation, a wholly-owned special purpose entity ("SPE"), which will then transfer undivided interests in such receivables to the participating banks. Once transferred to the SPE, such receivables are owned in their entirety by the SPE and are not available to satisfy claims of our creditors or creditors of the originating subsidiaries until the obligations owing to the participating banks have been paid in full. The transactions contemplated by the AR program do not constitute a form of off-balance sheet financing and are, and will be, fully reflected in our financial statements. The entry into the new AR program increased our liquidity by $25.0 million, but also increased our financing costs due to higher market rates. The amounts available under the AR program are subject to changes in the credit ratings of our customers, customer concentration levels or certain characteristics of the underlying accounts receivable, and therefore at certain times we may not be able to fully access the $150.0 million of funding available under the AR program.

On May 28, 2010, we entered into an amendment to the AR Program whereby certain "Excluded Subsidiaries" would be excluded from the defined term, "Subsidiary" as used in the AR Program. Furthermore, the defined term "EBITDA" as used in the AR Program has been revised to add back non-cash charges or losses and subtract non-cash gains in each case related to, or resulting from, the bankruptcy filing of any Excluded Subsidiary.

On May 31, 2011, we entered into Amendment No. 5 to our Receivables Purchase Agreement, dated April 7, 2009. Amendment No. 5 extends the term of the AR Program to May 30, 2014, subject to possible earlier termination upon the occurrence of certain events. Pricing continues to be based on the Alternate Base Rate, a LIBOR market index rate or LIBOR for a specified tranche period plus a margin of 1.0%. This margin will increase to 1.25% if we do not maintain our public debt rating of at least BB+/Ba1/BB+ from any two of Standard & Poor's, Moody's or Fitch. In addition, a monthly unused fee is payable to the purchasers. Amendment No. 5 also modified or eliminated certain of the financial covenants under the AR Program. Under the terms of the amended AR Program, we may not permit our consolidated indebtedness calculated on the last day of each fiscal quarter to exceed 60% of the sum of such indebtedness and our consolidated shareholders' equity on such date. The interest coverage ratio covenant continues to require

that we not permit the ratio, calculated at the end of each fiscal quarter for the four fiscal quarters then ended, of EBITDA to interest expense for such period to be less than 3.5 to 1. Finally, the fixed charge coverage ratio covenant under the pre-amended AR Program has been deleted. The financial tests that remain in the AR Program are substantially identical to the financial covenants contained in our New Credit Facility.

Our failure to comply with the covenants described above and other covenants contained in the New Credit Facility could result in an event of default under that agreement, entitling the lenders to, among other things, declare the entire amount outstanding under the New Credit Facility to be due and payable. The instruments governing our other outstanding indebtedness generally include cross-default provisions that provide that under certain circumstances, an event of default that results in acceleration of our indebtedness under the New Credit Facility will entitle the holders of such other indebtedness to declare amounts outstanding immediately due and payable.

We are exposed to market risk associated with interest rates. We do not use financial derivative instruments for trading purposes, nor do we engage in foreign currency, commodity or interest rate speculation. Concurrent with the issuance of our 6.7% Senior Unsecured Notes, RPM United Kingdom G.P. entered into a cross currency swap, which fixed the interest and principal payments in euros for the life of the 6.7% Senior Unsecured Notes and resulted in an effective euro fixed rate borrowing of 5.31%.

NOTE F — INCOME TAXES

The provision for income taxes is calculated in accordance with ASC 740, which requires the recognition of deferred income taxes using the liability method.

Income (loss) before income taxes as shown in the Consolidated Statements of Income is summarized below for the periods indicated. Certain foreign operations are branches of RPM International Inc.'s subsidiaries and are therefore subject to income taxes in both the United States and the respective foreign jurisdictions. Accordingly, the provision (benefit) for income taxes by jurisdiction and the income (loss) before income taxes by jurisdiction may not be directly related.

Year Ended May 31,	2011	2010	2009
(In thousands)			
United States	$ 217,427	$ 198,103	$ 90,425
Foreign	77,626	70,351	90,443
Income Before Income Taxes	$ 295,053	$ 268,454	$ 180,868

Provision (benefit) for income taxes consists of the following for the periods indicated:

Year Ended May 31,	2011	2010	2009
(In thousands)			
Current:			
U.S. Federal	$ 37,871	$ 8,407	$ 27,743
State and local	4,764	4,854	3,764
Foreign	41,542	41,581	27,277
Total Current	$ 84,177	$ 54,842	$ 58,784
Deferred:			
U.S. Federal	$ 8,186	$ 37,651	$ 3,347
State and local	2,200	1,235	(2,617)
Foreign	(2,678)	(6,401)	1,738
Total Deferred	7,708	32,485	2,468
Provision for Income Taxes	$ 91,885	$ 87,327	$ 61,252

The significant components of deferred income tax assets and liabilities as of May 31, 2011 and 2010 were as follows:

(In thousands)	2011	2010
Deferred income tax assets related to:		
Inventories	$ 8,726	$ 7,168
Allowance for losses	9,713	9,700
Accrued compensation and benefits	70,744	72,202
Accrued other expenses	5,397	7,391
Other long-term liabilities	19,345	23,393
Net operating loss and credit carryforwards	71,397	47,050
Total Deferred Income Tax Assets	185,322	166,904
Less: valuation allowances	(70,408)	(46,360)
Net Deferred Income Tax Assets	114,914	120,544
Deferred income tax (liabilities) related to:		
Depreciation	(46,807)	(44,969)
Pension and other postretirement benefits	(18,120)	(9,481)
Amortization of intangibles	(94,265)	(89,458)
Total Deferred Income Tax (Liabilities)	(159,192)	(143,908)
Deferred Income Tax Assets (Liabilities), Net	$ (44,278)	$ (23,364)

At May 31, 2011, we had U.S. federal foreign tax credit carryforwards of approximately $26.8 million, which expire starting in 2013. Additionally at May 31, 2011 we had approximately $4.2 million of state net operating loss carryforwards that expire at various dates beginning in 2012 and foreign net operating loss carryforwards of approximately $140.3 million, of which approximately $8.2 million will expire at various dates beginning in 2012 and approximately $132.2 million that have an indefinite carryforward period. These net operating loss and foreign tax credit carryforwards may be used to offset a portion of future taxable income and, thereby, reduce or eliminate our U.S. federal, state or foreign income taxes otherwise payable.

When evaluating the realizability of deferred income tax assets, we consider, amongst other items, whether a jurisdiction has experienced cumulative pretax losses and whether a jurisdiction will generate the appropriate character of income to recognize a deferred income tax asset. More specifically, if a jurisdiction experiences cumulative pretax losses for a period of three years, including the current fiscal year, or if a jurisdiction does not have sufficient income of the appropriate character in the relevant carryback or projected carryforward periods, we typically conclude that it is more likely than not that the respective deferred tax asset should not be realized unless factors such as expected operational changes, availability of prudent and feasible tax planning strategies, reversal of taxable temporary differences or other information exists that would lead us to conclude otherwise. If, after we have evaluated these factors, the deferred income tax assets are not expected to be realized within the carryforward or carryback periods allowed for that jurisdiction, we would conclude that a valuation allowance is required. To the extent that the deferred income tax asset is expected to be utilized within the carryback or carryforward periods, we would conclude that a valuation allowance would not be required.

In applying the above, we determined, based on the available evidence, that it is uncertain whether future taxable income of certain of our foreign subsidiaries, as well as anticipated foreign source income, will be significant enough to recognize certain of these deferred tax assets. As a result, we recorded net incremental valuation allowances of approximately $24.0 million in fiscal 2011, of which approximately $10.7 million is associated with foreign net operating losses, principally related to European entities, not expected to be utilized during the respective tax carryforward periods.

Total valuation allowances of approximately $70.4 million and $46.4 million have been recorded as of May 31, 2011 and 2010, respectively. The recorded valuation allowances relate to U.S. federal foreign tax credit carryforwards, certain foreign net operating losses and net foreign deferred tax assets. A portion of the valuation allowance is associated with deferred tax assets recorded in acquisition accounting. In accordance with ASC 805, any reversal of a valuation allowance that was recorded in acquisition accounting reduces income tax expense.

The following table reconciles income tax expense (benefit) computed by applying the U.S. statutory federal income tax rate against income (loss) before income taxes to the provision (benefit) for income taxes:

Year Ended May 31,	2011	2010	2009
(In thousands)			
Income tax expense (benefit) at the U.S. statutory federal income tax rate	$ 103,141	$ 93,959	$ 63,304
Impact of foreign operations	(39,932)	(32,529)	(11,285)
Nondeductible impairment of goodwill			5,230
State and local income taxes net of federal income tax benefit	4,527	3,958	746
Tax (benefits) from the domestic manufacturing deduction	(2,750)	(756)	(1,018)
Nondeductible business expense	1,404	1,560	1,490
Valuation allowance	24,994	18,107	3,252
Other	501	3,028	(467)
Provision (Benefit) for Income Tax Expense	$ 91,885	$ 87,327	$ 61,252
Effective Income Tax Rate	31.1%	32.5%	33.9%

Uncertain income tax positions are accounted for in accordance with ASC 740. The following table summarizes the activity related to unrecognized tax benefits:

(In millions)	2011	2010	2009
Balance at June 1	$ 2.7	$ 2.8	$ 3.2
Additions based on tax positions related to current year	0.3	0.3	
Additions for tax positions of prior years	3.9	1.2	
Reductions for tax positions of prior years	(0.5)	(0.2)	(0.2)
Settlements	-	(1.4)	(0.2)
Balance at May 31	$ 6.4	$ 2.7	$ 2.8

The total amount of unrecognized tax benefits that would impact the effective tax rate, if recognized, was $5.1 million at May 31, 2011, $1.8 million at May 31, 2010 and $2.0 million at May 31, 2009.

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. At May 31, 2011, 2010 and 2009, the accrual for interest and penalties was $1.6 million, $1.5 million and $1.6 million, respectively. Unrecognized tax benefits, including interest and penalties, have been classified as other long-term liabilities unless expected to be paid in one year.

We, or our subsidiaries, file income tax returns in the U.S. and in various state, local and foreign jurisdictions. As of May 31, 2011 we are subject to U.S. federal income tax examinations for the fiscal years 2007 through 2011. In addition, with limited exceptions, we, or our subsidiaries, are subject to state and local or non-U.S. income tax examinations by tax authorities for the fiscal years 2004 through 2011.

We include SPHC and its domestic subsidiaries (collectively, the "SPHC Group") in our consolidated federal income tax return. We entered into a tax-cooperation agreement (the "Agreement") with the SPHC Group, effective from June 1, 2010. Generally, the Agreement provides, amongst other items, that the federal income taxes of the SPHC Group are to be computed on a stand-alone separate return basis. The current portion of such income tax payable, if any, is due from the SPHC Group to us. Conversely, subject to the terms of the Agreement, income tax benefits associated with net operating loss or tax credit carryovers generated by the SPHC Group, if any, for the taxable year that benefits our consolidated income tax return for that taxable year are payable by us to the SPHC Group. Additionally, pursuant to the terms of the Agreement, a similar approach is applied to consolidated, combined or unitary state tax returns.

We are currently under examination, or have been notified of an upcoming tax examination for various Non-U.S. and U.S. jurisdictions including an ongoing Internal Revenue Service ("IRS") examination of the Company's U.S. income tax returns for the fiscal 2007 and 2008 tax years. During the fourth quarter of fiscal 2011, the IRS proposed adjustments relating to, amongst other items, the deductibility of certain of our expenditures and our research tax credit positions. We have evaluated the proposed adjustments for fiscal years 2007 and 2008 and have reached an informal agreement with the IRS. We expect to receive the final IRS assessment during fiscal 2012 and anticipate that an additional payment of approximately $1.4 million will be made in fiscal 2012. Accordingly, the potential payment related to these

uncertain tax benefits has been classified as a current liability. We do not expect the final resolution of this IRS examination to have a material impact on our financial statements.

Additionally, we are evaluating a tax assessment received from a Non-U.S. jurisdiction. Although we do not anticipate that final resolution of this matter would be material to our financial statements, it is possible that an additional payment of approximately $2.1 million could be made during fiscal 2012. Accordingly, the potential payment of this uncertain tax benefit has been classified as a current liability.

Other than the items described above, we do not anticipate any significant changes to the total unrecognized tax benefits within the next 12 months.

NOTE G — COMMON STOCK

On April 21, 2009, our board of directors adopted a new Stockholder Rights Plan to replace the rights plan that was originally adopted in 1999 and expired in May 2009. The new plan is substantively similar to its predecessor. Under the new plan, our board declared a dividend distribution of one right for each outstanding share of our common stock, payable May 11, 2009. The rights initially trade together with shares of our common stock and will not be exercisable. The rights generally will become exercisable and allow the holder to acquire shares of our common stock at a discounted price if a person or group acquires 15% or more of our outstanding shares. Rights held by persons who exceed the applicable threshold will be void. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price. Our board may, at its option, redeem all rights for $0.001 per right, generally at any time prior to the rights becoming exercisable. The rights will expire May 11, 2019, unless earlier redeemed, exchanged or amended by the board. The new plan specifically provides that our board will review the status of the new plan at the end of five years to determine if any such action should be taken.

On January 8, 2008, we announced our authorization of a stock repurchase program under which we may repurchase shares of our common stock at our discretion for general corporate purposes. Our intention with regard to this program is to limit our repurchases only to amounts required to offset dilution created by stock issued in connection with our equity-based compensation plans, or approximately one to two million shares per year. As a result of this authorization, we may repurchase shares from time to time in the open market or in private transactions at various times and in amounts and for prices that we deem appropriate, subject to insider trading rules and other securities law restrictions. The timing of our purchases has depended upon, and will continue to depend upon, prevailing market conditions, alternative uses of capital and other factors. We may limit or terminate the repurchase program at any time. During the fiscal year ended May 31, 2011, we repurchased approximately 1.0 million shares of our common stock at a cost of approximately $17.9 million, or an average cost of $17.33 per share, under this program. During the fiscal year ended May 31, 2009, we repurchased approximately 2.4 million shares of our common stock at a cost of approximately $43.4 million, or an average cost of $18.41 per share, under this program. There was no activity under this program during fiscal 2010.

NOTE H — STOCK-BASED COMPENSATION

Stock-based compensation represents the cost related to stock-based awards granted to our employees and directors; these awards include restricted stock, restricted stock units, stock options and SARs. We grant stock-based incentive awards to our employees and/or our directors under various share-based compensation plans. Plans that provide for stock option grants or share-based payment awards include the 1996 Key Employees Stock Option Plan (the "1996 Plan") and the Amended and Restated 2004 Omnibus Equity and Incentive Plan (the "Omnibus Plan"), which includes provisions for grants of restricted stock, restricted stock units, performance stock, performance stock units and SARs. Other plans, which provide for restricted stock grants only, include the 2003 Restricted Stock Plan for Directors (the "2003 Plan") and the 2007 Restricted Stock Plan (the "2007 Plan").

We measure stock-based compensation cost at the date of grant, based on the estimated fair value of the award. We recognize the cost as expense on a straight-line basis (net of estimated forfeitures) over the related vesting period.

The following table represents total stock-based compensation expense included in our Consolidated Statements of Income:

Year Ended May 31,	2011	2010	2009
(In thousands)			
Selling, general and administrative expense	$ 12,282	$ 10,030	$ 8,008
Income tax expense (benefit)	(4,337)	(3,538)	(2,622)
Total stock-based compensation cost	$ 7,945	$ 6,492	$ 5,386

Stock Option Plans

Stock options are awards that allow our employees to purchase shares of our common stock at a fixed price. We grant stock options at an exercise price equal to the stock price on the date of the grant. The fair value of SARs granted is estimated as of the date of grant using a Black-Scholes option-pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life of options granted is derived from the input of the option-pricing model and represents the period of time that options granted are expected to be outstanding. Expected volatility rates are based on historical volatility of shares of our common stock.

The following is a summary of our weighted-average assumptions related to grants made during the last three fiscal years:

Year Ended May 31,	2011	2010	2009
Risk-free interest rate	2.1%	3.2%	3.9%
Expected life of option	7.5 yrs	7.5 yrs	7.4 yrs
Expected dividend yield	4.1 %	4.3 %	5.7 %
Expected volatility rate	29.6 %	30.4 %	28.4 %

Compensation cost for awards under the 1996 Plan is recognized on a straight-line basis over the related vesting period. No shares vested during the year ended May 31, 2011. Shares of common stock under option are not eligible for dividend payments until the shares are exercised.

The Omnibus Plan was approved by our stockholders on October 8, 2004, and is intended to be the primary stock-based award program for covered employees. A wide variety of stock and stock-based awards, as well as dollar-denominated performance-based awards, may be granted under the Omnibus Plan. SARs are issued at fair value at the date of grant, have up to ten-year terms and have graded-vesting terms over four years. Compensation cost for these awards is recognized on a straight-line basis over the related vesting period. Currently all SARs outstanding are to be settled with stock. As of May 31, 2011, there were 2,895,500 SARs outstanding and 1,132,833 stock options outstanding.

The following table summarizes option and share-based payment activity (including SARs) under these plans during the fiscal year ended May 31, 2011:

Share-Based Payments	2011	
	Weighted Average Exercise Price	Number of Shares Under Option
(Shares in thousands)		
Balance at June 1	$ 16.68	4,262
Options granted	20.28	630
Options canceled/expired	14.09	(5)
Options exercised	13.43	(859)
Balance at May 31		4,028
Exercisable at May 31	$ 17.34	2,703

Stock Option Plans	2011	2010	2009
(In millions, except per share amounts)			
Weighted-average grant-date fair value per share	$ 3.97	$ 4.09	$ 2.40
Intrinsic value of options exercised	$ 7.7	$ 6.8	$ 1.6
Tax benefit from options exercised	$ 1.2	$ 2.4	$ 0.3
Fair value of SARS vested	$ 2.2	$ 1.9	$ 2.2

At May 31, 2011, the aggregate intrinsic value and weighted-average remaining contractual life of options outstanding was $22.4 million and 5.4 years respectively, while the aggregate intrinsic value and weighted-average remaining contractual life of options exercisable was $16.7 million and 4.1 years, respectively.

At May 31, 2011, the total unamortized stock-based compensation expense related to SARs that were previously granted was $3.7 million, which is expected to be recognized over 3.25 years. We anticipate that approximately 1.3 million shares at a weighted-average exercise price of $19.17 and a weighted-average remaining contractual term of 8.1 years will ultimately vest under these plans.

Restricted Stock Plans

We also grant stock-based awards, which may be made in the form of restricted stock, restricted stock units, performance stock and performance stock units. These awards are granted to eligible employees or directors, and entitle the holder to shares of our common stock as the award vests. The fair value of the awards is determined and fixed based on the stock price at the date of grant. A description of our restricted stock plans follows.

Under the Omnibus Plan, a total of 12,000,000 shares of our common stock may be subject to awards. Of the 12,000,000 shares of common stock issuable under the Omnibus Plan, up to 6,000,000 shares may be subject to "full-value" awards such as restricted stock, restricted stock unit, performance stock and performance stock unit awards.

The following table summarizes the share-based performance-earned restricted stock ("PERS") activity during the fiscal year ended May 31, 2011:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	2011
Balance at June 1	$ 18.22	850
Shares granted	19.31	566
Shares forfeited	17.94	(8)
Shares vested	22.45	(373)
Balance at May 31	$ 17.29	1,035

The weighted-average grant-date fair value was $19.31, $18.96 and $14.05 for the fiscal years ended May 31, 2011, 2010 and 2009, respectively. The restricted stock cliff vests after three years. Nonvested restricted shares of common stock under the Omnibus Plan are eligible for dividend payments. At May 31, 2011, unamortized deferred compensation expense of $8.8 million remained and is being amortized over the applicable vesting period for each participant.

In July 2007, performance-contingent restricted stock ("PCRS") awards were approved. PCRS awards were made pursuant to the Omnibus Plan and are contingent upon the level of attainment of performance goals for the three-year period from June 1, 2007 ending May 31, 2010. During the fiscal years ended May 31, 2010 and 2009, we did not grant any PCRS awards. Since the performance goals were not met, the 287,000 PCRS awards were forfeited on or prior to July 19, 2010. On October 7, 2010, our Compensation Committee approved contingent awards of PCRS, (the "2011 PCRS"), for certain executives. During October 2010, 680,000 shares were granted at a weighted-average grant-date price of $20.73. The awards are contingent upon the level of attainment of performance goals for the three-year and five-year periods from June 1, 2010 ending May 31, 2013, and from June 1, 2010 ending May 31, 2015, respectively. At May 31, 2011, we expect that up to 305,540 shares of stock may ultimately vest in relation to these awards. Compensation cost for these awards will be recognized on a straight-line basis over the related performance period, with consideration given to the probability of attaining the performance goals. As of May 31, 2011, there were 680,000 2011 PCRS shares outstanding and $5.5 million in total unamortized stock-based compensation expense.

The 2003 Plan was approved on October 10, 2003 by our stockholders, and was established primarily for the purpose of recruiting and retaining directors, and to align the interests of directors with the interests of our stockholders. Only directors who are not our employees are eligible to participate. Under the 2003 Plan, up to 500,000 shares of our common stock may be awarded, with awards cliff vesting over a three-year period. The following table summarizes the share-based activity under the 2003 Plan during fiscal 2011:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	2011
Balance at June 1	$ 17.96	90
Shares granted to Directors	20.73	46
Shares vested	22.88	(22)
Balance at May 31	$ 18.12	114

The weighted-average grant-date fair value was $20.73, $18.96 and $14.05 for the fiscal years ended May 31, 2011, 2010 and 2009, respectively. Unamortized deferred compensation expense relating to restricted stock grants for directors of $1.1 million at May 31, 2011, is being amortized over the applicable remaining vesting period for each director. Nonvested restricted shares of common stock under the 2003 Plan are eligible for dividend payments. As of May 31, 2011, there were 275,400 shares available for future grant.

Under the 2007 Plan, up to 1,000,000 shares may be awarded to certain employees, generally subject to forfeiture. The shares vest upon the latter of attainment of age 55 and the fifth anniversary of the May 31st immediately preceding the date of the grant. In addition, we also grant restricted stock units to certain employees under this plan. The following table sets forth awards and restricted stock units issued under the 2007 Plan for the years ended May 31, 2011:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	2011
Balance at June 1	$ 16.23	723
Shares granted	17.88	87
Shares vested	15.92	(119)
Balance at May 31	$ 16.49	691

The weighted-average grant-date fair value was $17.88, $14.66 and $20.26 for the fiscal years ended May 31, 2011, 2010 and 2009, respectively. As of May 31, 2011, 412,411 shares were available for future issuance under the 2007 Plan. At May 31, 2011, unamortized stock-based compensation expense of $4.0 million, $0.2 million and $1.3 million relating to the 2007 Plan, the 1997 Plan and the Restricted Stock Units, respectively, which are being amortized over the applicable vesting period associated with each participant.

The following table summarizes the activity for all nonvested restricted shares during the year ended May 31, 2011:

Nonvested Restricted Shares

(Shares in thousands)	Weighted Average Grant-Date Fair Value	Number of Shares
Balance at June 1	$ 18.24	1,950
Granted	19.97	1,378
Vested	20.97	(514)
Forfeited	23.33	(294)
Balance at May 31	$ 18.04	2,520

The remaining weighted-average contractual term of nonvested restricted shares at May 31, 2011 is the same as the period over which the remaining cost of the awards will be recognized, which is approximately 3.8 years. The fair value of the nonvested restricted share awards have been calculated using the market value of the shares on the date of issuance. For the years ended May 31, 2011, 2010 and 2009, the weighted-average grant-date fair value for restricted share grants was $19.97, $16.26 and $14.68, respectively. The total fair value of shares that vested during the years ended May 31, 2011, 2010 and 2009 was $10.8 million, $7.7 million and $5.8 million, respectively. We anticipate that approximately 2.1 million shares at a weighted-average grant-date fair value of $18.04 and a weighted-average remaining contractual term of 3.8 years will ultimately vest, based upon the unique terms and participants of each plan. Approximately 64,861 shares of restricted stock were vested at June 1, 2010, with 53,773 restricted shares vested as of May 31, 2011. The total intrinsic value of restricted shares converted during the years ended May 31, 2011, 2010 and 2009 was $0.6 million, $0.6 million and $0.09 million, respectively.

Total unrecognized compensation cost related to all nonvested awards of restricted shares of common stock was $20.9 million as of May 31, 2011. That cost is expected to be recognized over a weighted-average period of 3.8 years. We did not receive any cash from employees as a result of employee vesting and release of restricted shares for the year ended May 31, 2011.

NOTE I — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) consists of the following components:

(In thousands)	Foreign Currency Translation Adjustments	Pension and Other Postretirement Benefit Liability Adjustments, Net of Tax	Unrealized Gain (Loss) on Derivatives, Net of Tax	Unrealized Gain (Loss) on Securities, Net of Tax	Total
Balance at June 1, 2008	$ 126,856	$ (46,643)	$ 8,102	$ 12,847	$ 101,162
Reclassification adjustments for losses included in net income, net of tax of $3,989				9,682	9,682
Other comprehensive (loss)	(99,458)	(26,401)	(6,871)	(32,475)	(165,205)
Deferred taxes		9,842	2,283	10,679	22,804
Balance at May 31, 2009	27,398	(63,202)	3,514	733	(31,557)
Reclassification adjustments for gains included in net income, net of tax of $783				(1,399)	(1,399)
Other comprehensive income (loss)	(44,082)	(69,791)	(3,239)	17,574	(99,538)
Deferred taxes		22,442	1,072	(6,031)	17,483
Adjustment due to deconsolidation of SPHC	222	7,286	(288)		7,220
Balance at May 31, 2010	(16,462)	(103,265)	1,059	10,877	(107,791)
Reclassification adjustments for gains included in net income, net of tax of $2,791				(5,676)	(5,676)
Other comprehensive income	97,808	10,163	6,131	13,554	127,656
Deferred taxes		(3,603)	(1,923)	(2,590)	(8,116)
Balance at May 31, 2011	$ 81,346	$ (96,705)	$ 5,267	$ 16,165	$ 6,073

NOTE J — EARNINGS PER SHARE

The following table sets forth the reconciliation of the numerator and denominator of basic and diluted earnings per share, as calculated using the two-class method, for the year ended May 31, 2011, 2010 and 2009:

Year Ended May 31,	2011	2010	2009
(In thousands, except per share amounts)			
Numerator for earnings per share:			
Net income attributable to RPM International Inc. stockholders	$ 189,058	$ 180,037	$ 119,616
Less: Allocation of earnings and dividends to participating securities	(3,067)	(2,180)	(1,664)
Net income available to common shareholders - basic	185,991	177,857	117,952
Add: Undistributed earnings reallocated to unvested shareholders	7	6	2
Add: Income effect of contingently issuable shares			280
Net income available to common shareholders - diluted	$ 185,998	$ 177,863	$ 118,234
Denominator for basic and diluted earnings per share:			
Basic weighted average common shares	127,403	127,047	126,373
Average diluted options	663	684	474
Net issuable common share equivalents			842
Total shares for diluted earnings per share	128,066	127,731	127,689
Earnings Per Share of Common Stock Attributable to RPM International Inc. Stockholders:			
Basic Earnings Per Share of Common Stock	$ 1.46	$ 1.40	$ 0.93
Diluted Earnings Per Share of Common Stock	$ 1.45	$ 1.39	$ 0.93

For the years ended May 31, 2011, 2010 and 2009, approximately 2,157,000, 1,905,000, and 1,652,000 shares of stock, respectively, granted under stock-based compensation plans were excluded from the calculation of diluted EPS, as the effect would have been anti-dilutive.

NOTE K — LEASES

We lease certain property, plant and equipment under long-term operating lease agreements, some of which provide for increased rental payments based upon increases in the cost-of-living index. The following table illustrates our future minimum lease commitments under all non-cancelable lease agreements, for each of the next five years and in the aggregate, as of May 31, 2011:

May 31,	
(In thousands)	
2012	$ 37,302
2013	28,923
2014	20,872
2015	15,742
2016	13,180
Thereafter	44,134
Total Minimum Lease Commitments	$ 160,153

Total rental expense for all operating leases amounted to $41.4 million, $41.8 million and $40.4 million for the fiscal years ended May 31, 2011, 2010 and 2009, respectively.

NOTE L — PENSION PLANS

We sponsor several pension plans for our employees, including our principal plan (the "Retirement Plan"), which is a non-contributory defined benefit pension plan covering substantially all domestic non-union employees. Pension benefits are provided for certain domestic union employees through separate plans. Employees of our foreign subsidiaries receive pension coverage, to the extent deemed appropriate, through plans that are governed by local statutory requirements.

The Retirement Plan provides benefits that are based upon years of service and average compensation with accrued benefits vesting after five years. Benefits for union employees are generally based upon years of service, or a combination of years of service and average compensation. Our pension funding policy is to contribute an amount on an annual basis that can be deducted for federal income tax purposes, using a different actuarial cost method and different assumptions from those used for financial reporting. For the fiscal year ending May 31, 2012, we expect to contribute approximately $5.2 million to the retirement plans in the U.S. and approximately $8.0 million to our foreign plans.

Net periodic pension cost consisted of the following for the year ended May 31:

	U.S. Plans			Non-U.S. Plans		
(In thousands)	2011	2010	2009	2011	2010	2009
Service cost	$ 16,957	$ 14,020	$ 14,721	$ 3,535	$ 1,971	$ 3,033
Interest cost	13,738	13,499	11,907	7,622	7,352	7,655
Expected return on plan assets	(12,558)	(9,795)	(12,893)	(7,057)	(6,068)	(7,387)
Amortization of:						
Prior service cost	358	351	342	12	9	4
Net actuarial (gains) losses recognized	7,919	6,554	2,652	2,472	963	1,243
Curtailment/settlement (gains) losses	83			(26)	(76)	(119)
Net Pension Cost	$ 26,497	$ 24,629	$ 16,729	$ 6,558	$ 4,151	$ 4,429

The changes in benefit obligations and plan assets, as well as the funded status of our pension plans at May 31, 2011 and 2010, were as follows:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2011	2010	2011	2010
Benefit obligation at beginning of year	$ 258,755	$ 192,639	$ 137,821	$ 106,374
Service cost	16,957	14,020	3,535	1,971
Interest cost	13,738	13,499	7,622	7,352
Benefits paid	(15,915)	(13,070)	(5,844)	(5,851)
Participant contributions			1,007	941
Acquisitions			60	
Plan amendments	68		(9)	66
Actuarial losses	15,110	55,711	1,835	34,072
Settlements/Curtailments	(181)		(2,409)	
Premiums paid			(146)	(150)
Currency exchange rate changes			18,160	(6,954)
Adjustment for deconsolidation of SPHC		(4,044)		
Benefit Obligation at End of Year	$ 288,532	$ 258,755	$ 161,632	$ 137,821
Fair value of plan assets at beginning of year	$ 147,370	$ 112,678	$ 112,435	$ 98,299
Actual return on plan assets	30,536	18,546	11,655	14,035
Employer contributions	50,405	32,080	9,770	10,196
Participant contributions			1,007	941
Benefits paid	(15,915)	(13,070)	(5,844)	(5,851)
Premiums paid			(146)	(150)
Settlements/Curtailments	(181)		(2,409)	
Currency exchange rate changes			15,171	(5,035)
Adjustment for deconsolidation of SPHC		(2,864)		
Fair Value of Plan Assets at End of Year	$ 212,215	$ 147,370	$ 141,639	$ 112,435
(Deficit) of plan assets versus benefit obligations at end of year	$ (76,317)	$ (111,385)	$ (19,993)	$ (25,386)
Net Amount Recognized	$ (76,317)	$ (111,385)	$ (19,993)	$ (25,386)
Accumulated Benefit Obligation	$ 248,952	$ 213,984	$ 143,413	$ 123,460

The fair value of the assets held by our pension plans has increased at May 31, 2011 since our previous measurement date at May 31, 2010, due primarily to the combination of gains in the stock markets and our additional plan contributions. At the same time, plan liabilities have increased significantly due to decreases in discount rates. As such, we have increased our recorded liability for the net underfunded status of our pension plans. Due to our contributions to the plans near the end of fiscal 2011, we expect pension expense in fiscal 2012 to be flat or slightly below our fiscal 2011 expense level. Any future declines in the value of our pension plan assets or increases in our plan liabilities could require us to further increase our recorded liability for the net underfunded status of our pension plans and could also require accelerated and higher cash contributions to our pension plans.

Amounts recognized in the Consolidated Balance Sheets for the years ended May 31, 2011 and 2010 are as follows:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2011	2010	2011	2010
Current liabilities	$ (43)	$ (98)	$ (483)	$ (326)
Noncurrent liabilities	(76,274)	(111,287)	(19,510)	(25,060)
Net Amount Recognized	$ (76,317)	$ (111,385)	$ (19,993)	$ (25,386)

The following table summarizes the relationship between our plans' benefit obligations and assets:

	U.S. Plans			
	2011		2010	
(In thousands)	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with projected benefit obligation in excess of plan assets	$ 288,532	$ 212,215	$ 258,755	$ 147,370
Plans with accumulated benefit obligation in excess of plan assets	248,952	212,215	213,984	147,370

	Non-U.S. Plans			
	2011		2010	
(In thousands)	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with projected benefit obligation in excess of plan assets	$ 161,632	$ 141,639	$ 137,821	$ 112,435
Plans with accumulated benefit obligation in excess of plan assets	78,269	68,632	63,562	51,957
Plans with assets in excess of accumulated benefit obligations	65,144	73,007	59,898	60,478

The following table presents the pretax net actuarial loss, prior service (costs) and transition assets/(obligations) recognized in accumulated other comprehensive income (loss) not affecting retained earnings:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2011	2010	2011	2010
Net actuarial loss	$ (107,137)	$ (118,007)	$ (44,313)	$ (45,083)
Prior service (costs)	(2,031)	(2,321)	(120)	(121)
Total recognized in accumulated other comprehensive income not affecting retained earnings	$ (109,168)	$ (120,328)	$ (44,433)	$ (45,204)

The following table includes the changes recognized in other comprehensive income:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2011	2010	2011	2010
Changes in plan assets and benefit obligations recognized in other comprehensive income:				
Prior service cost	$ 68	$ -	$ (9)	$ 66
Net loss (gain) arising during the year*	(2,868)	46,961	(2,763)	26,105
Effect of exchange rates on amounts included in AOCI			4,459	(829)
Amounts recognized as a component of net periodic benefit cost:				
Amortization or curtailment recognition of prior service credit (cost)	(358)	(351)	(12)	(9)
Amortization or settlement recognition of net gain (loss)	(8,002)	(6,554)	(2,446)	(886)
Adjustment for deconsolidation of SPHC		(1,744)		
Total recognized in other comprehensive loss (income)	$ (11,160)	$ 38,312	$ (771)	$ 24,447

* Includes curtailment gains not recognized as a component of net periodic pension cost.

The following table presents the amounts in accumulated other comprehensive income (loss) as of May 31, 2011 that have not yet been recognized in net periodic pension cost, but will be recognized in our Consolidated Statements of Income during the fiscal year ending May 31, 2012:

(In thousands)	U.S. Plans	Non-U.S. Plans
Net actuarial loss	$ (7,366)	$ (2,238)
Prior service (costs)	$ (352)	$ (11)

In measuring the projected benefit obligation and net periodic pension cost for our plans, we utilize actuarial valuations. These valuations include specific information pertaining to individual plan participants, such as salary, age and years of service, along with certain assumptions. The most significant assumptions applied include discount rates, expected return on plan assets and rate of compensation increases. We evaluate these assumptions, at a minimum, on an annual basis, and make required changes, as applicable. In developing our expected long-term rate of return on pension plan assets, we consider the current and expected target asset allocations of the pension portfolio, as well as historical returns and future expectations for returns on various categories of plan assets. Expected return on assets is determined by using the weighted-average return on asset classes based on expected return for the target asset allocations of the principal asset categories held by each plan. In determining expected return, we consider both historical performance and an estimate of future long-term rates of return.

The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic pension cost under the plans:

	U.S. Plans		Non-U.S. Plans	
Year-End Benefit Obligations	2011	2010	2011	2010
Discount rate	5.25%	5.75%	5.14%	5.26%
Rate of compensation increase	3.15%	3.28%	3.83%	3.81%

	U.S. Plans			Non-U.S. Plans		
Net Periodic Pension Cost	2011	2010	2009	2011	2010	2009
Discount rate	5.75%	6.90%	6.50%	5.26%	6.96%	5.88%
Expected return on plan assets	8.75%	8.75%	8.75%	5.75%	5.94%	6.28%
Rate of compensation increase	3.28%	3.28%	3.78%	3.81%	3.76%	3.97%

The following tables illustrate the weighted-average actual and target allocation of plan assets:

U.S. Plans

		Actual Asset Allocation	
(Dollars in millions)	Target Allocation as of May 31, 2011	2011	2010
Equity securities	55%	$ 107.8	$ 95.3
Fixed income securities	25%	50.7	21.6
Cash		35.0	23.2
Other	20%	18.7	7.3
Total assets	100%	$ 212.2	$ 147.4

Non-U.S. Plans

		Actual Asset Allocation	
(Dollars in millions)	Target Allocation as of May 31, 2011	2011	2010
Equity securities	42%	$ 66.8	$ 48.3
Fixed income securities	51%	44.5	60.9
Cash	1%	0.4	0.2
Property and other	6%	30.0	3.0
Total assets	100%	$ 141.7	$ 112.4

The following tables present our pension plan assets as categorized using the fair value hierarchy at May 31, 2011 and 2010:

U.S. Plans

(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2011
U.S. Treasury and other government	$ -	$ 2,691	$ -	$ 2,691
State and municipal bonds		439		439
Foreign bonds		1,566		1,566
Mortgage-backed securities		6,531		6,531
Corporate bonds		12,653		12,653
Stocks - large cap	44,926			44,926
Stocks - mid cap	16,040			16,040
Stocks - small cap	4,754			4,754
Stocks - international	7,514			7,514
Mutual funds - equity		34,515		34,515
Mutual funds - fixed		26,873		26,873
Cash and cash equivalents	35,040			35,040
Limited partnerships			2,470	2,470
Common/collective trusts			16,203	16,203
Total	$ 108,274	$ 85,268	$ 18,673	$ 212,215

Non-U.S. Plans

(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2011
Pooled equities	$ -	$ 65,698	$ -	$ 65,698
Pooled fixed income		44,012		44,012
Foreign bonds		402		402
Insurance contracts			30,043	30,043
Mutual funds		1,110		1,110
Cash and cash equivalents	374			374
Total	$ 374	$ 111,222	$ 30,043	$ 141,639

U.S. Plans

(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2010
U.S. Treasury and other government	$ -	$ 3,086	$ -	$ 3,086
State and municipal bonds		107		107
Foreign bonds		1,514		1,514
Mortgage-backed securities		4,723		4,723
Corporate bonds		12,208		12,208
Stocks	54,987			54,987
Mutual funds		40,272		40,272
Cash and cash equivalents	23,166			23,166
Limited partnerships			7,307	7,307
Total	$ 78,153	$ 61,910	$ 7,307	$ 147,370

Non-U.S. Plans

(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2010
Pooled equities	$ -	$ 47,839	$ -	$ 47,839
Pooled fixed income		37,535		37,535
Foreign bonds		308		308
Insurance contracts			26,030	26,030
Mutual funds		507		507
Cash and cash equivalents	216			216
Total	$ 216	$ 86,189	$ 26,030	$ 112,435

The following table includes the activity that occurred during the year ended May 31, 2011 for our Level 3 assets:

(In thousands)	Balance at Beginning of Period	Actual Return on Plan Assets for: Assets Still Held at Reporting Date	Actual Return on Plan Assets for: Assets Sold During Year	Purchases, Sales and Settlements, net[1]	Transfers In/Out of Level 3	Balance at End of Period
Year ended May 31, 2011	$ 33,337	197	1,750	5,606	7,826	$ 48,716
Year ended May 31, 2010	35,430	1,497		(3,590)		33,337

(1) Includes the impact of exchange rate changes during the year.

The primary objective for the investments of the Retirement Plan is to provide for long-term growth of capital without undue exposure to risk. This objective is accomplished by utilizing a strategy of equities, fixed income securities and cash equivalents in a mix that is conducive to participation in a rising market, while allowing for adequate protection in a falling market. Our Investment Committee oversees the investment allocation process, which includes the selection and evaluation of investment managers, the determination of investment objectives and risk guidelines, and the monitoring of actual investment performance. In order to manage investment risk properly, Plan policy prohibits short selling, securities lending, financial futures, options and other specialized investments except for certain alternative investments specifically approved by the Investment Committee. The Investment Committee reviews, on a quarterly basis, reports of actual Plan investment performance provided by independent third parties, in addition to its review of the Plan investment policy on an annual basis. The investment objectives are similar for our plans outside of the U.S., subject to local regulations. In general, investments for all plans are managed by private investment managers, reporting to our Investment Committee on a regular basis.

The goals of the investment strategy for pension assets include: The total return of the funds shall, over an extended period of time, surpass an index composed of the Standard & Poor's 500 Stock Index (equity), the Barclays Aggregate Bond Index (fixed income), and 30-day Treasury Bills (cash); weighted appropriately to match the asset allocation of the plans.

The equity portion of the funds shall surpass the Standard & Poor's 500 Stock Index over a full market cycle, while the fixed income portion shall surpass Barclays Aggregate Bond Index over a full market cycle. The purpose of the core fixed income fund is to increase return in the form of cash flow, provide a hedge against inflation and to reduce the volatility of the fund overall. Therefore, the primary objective of the core fixed income portion is to match the Barclays Aggregate Bond Index. The purpose of including opportunistic fixed income assets such as, but not limited to, global and high yield securities in the portfolio is to enhance the overall risk-return characteristics of the Fund.

In addition to the defined benefit pension plans discussed above, we also sponsor employee savings plans under Section 401(k) of the Internal Revenue Code, which cover most of our employees in the U.S. We record expense for defined contribution plans for any employer matching contributions made in conjunction with services rendered by employees. The majority of our plans provide for matching contributions made in conjunction with services rendered by employees. Matching contributions are invested in the same manner that the participants invest their own contributions. Matching contributions charged to income were $10.9 million, $10.4 million and $10.7 million for the years ending May 31, 2011, 2010 and 2009, respectively.

We expect to pay the following estimated pension benefit payments in the next five years (in millions): $21.2 in 2012; $22.5 in 2013; $23.8 in 2014; $26.1 in 2015; and $27.3 in 2016. In the five years thereafter (2017-2021) we expect to pay $165.6 million.

NOTE M — POSTRETIREMENT BENEFITS

We sponsor several, unfunded-health-care-benefit plans for certain of our retired employees as well as post-retirement life insurance for certain key employees. Eligibility for these benefits is based upon various requirements. The following table illustrates the effect on operations of these plans for the three years ended May 31, 2011:

	U.S. Plans			Non-U.S. Plans		
(In thousands)	2011	2010	2009	2011	2010	2009
Service cost - Benefits earned during the period	$ 5	$ 3	$ 3	$ 736	$ 338	$ 358
Interest cost on the accumulated obligation	439	569	576	925	664	688
Amortization of:						
Prior service cost	(86)	(28)	(27)			
Unrecognized losses	(191)	(137)	(96)	89	(139)	
Net Periodic Postretirement Expense	$ 167	$ 407	$ 456	$ 1,750	$ 863	$ 1,046

The changes in benefit obligations of the plans at May 31, 2011 and 2010 were as follows:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2011	2010	2011	2010
Accumulated postretirement benefit obligation at beginning of year	$ 7,936	$ 8,584	$ 14,974	$ 8,133
Service cost	5	3	709	338
Interest cost	439	569	891	664
Benefit payments	(633)	(568)	(317)	(323)
Plan amendments		(592)		
Medicare subsidy received	97	104		
Actuarial (gains) losses	1,259	(164)	(33)	5,856
Currency exchange rate changes			1,333	306
Accumulated and accrued postretirement benefit obligation at end of year	$ 9,103	$ 7,936	$ 17,557	$ 14,974

In determining the postretirement benefit amounts outlined above, measurement dates as of May 31 for each period were applied.

Amounts recognized in the Consolidated Balance Sheets for the years ended May 31, 2011 and 2010 are as follows:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2011	2010	2011	2010
Current liabilities	$ (672)	$ (578)	$ (380)	$ (315)
Noncurrent liabilities	(8,431)	(7,358)	(17,177)	(14,659)
Net Amount Recognized	$ (9,103)	$ (7,936)	$ (17,557)	$ (14,974)

The following table presents the pretax net actuarial gain (loss) and prior service credits recognized in accumulated other comprehensive income (loss) not affecting retained earnings:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2011	2010	2011	2010
Net actuarial gain (loss)	$ 778	$ 2,227	$ (2,943)	$ (2,824)
Prior service credits	689	776		
Total recognized in accumulated other comprehensive income not affecting retained earnings	$ 1,467	$ 3,003	$ (2,943)	$ (2,824)

The following table includes the changes recognized in other comprehensive income:

(In thousands)	U.S. Plans 2011	U.S. Plans 2010	Non-U.S. Plans 2011	Non-U.S. Plans 2010
Changes in plan assets and benefit obligations recognized in other comprehensive income:				
Prior service cost	$ -	$ (592)	$ -	$ -
Net loss (gain) arising during the year*	1,259	(164)	(33)	5,799
Effect of exchange rates on amounts included in AOCI			241	(57)
Amounts recognized as a component of net periodic benefit cost:				
Amortization or curtailment recognition of prior service credit (cost)	86	26		
Amortization or settlement recognition of net gain (loss)	191	138	(89)	137
Total recognized in other comprehensive loss (income)	$ 1,536	$ (592)	$ 119	$ 5,879

* Includes curtailment gains not recognized as a component of net periodic pension cost.

The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic postretirement benefit costs under the plans:

Year-End Benefit Obligations	U.S. Plans 2011	U.S. Plans 2010	Non-U.S. Plans 2011	Non-U.S. Plans 2010
Discount rate	4.75%	5.75%	5.75%	5.75%
Current healthcare cost trend rate	7.87%	8.04%	7.00%	7.40%
Ultimate healthcare cost trend rate	4.50%	4.50%	4.50%	4.50%
Year ultimate healthcare cost trend rate will be realized	2029	2029	2030	2030

Net Periodic Pension Cost	U.S. Plans 2011	U.S. Plans 2010	U.S. Plans 2009	Non-U.S. Plans 2011	Non-U.S. Plans 2010	Non-U.S. Plans 2009
Discount rate	5.75%	6.90%	6.50%	5.75%	8.00%	6.50%
Healthcare cost trend rate	8.04%	8.60%	8.50%	7.40%	10.00%	6.50%
Ultimate healthcare cost trend rate	4.50%	4.50%	5.00%	4.50%	5.00%	4.50%
Year ultimate healthcare cost trend rate will be realized	2029	2029	2015	2030	2024	2012

Increasing or decreasing current healthcare cost trend rates by 1% would affect our accumulated postretirement benefit obligation and net postretirement expense by the following amounts for the years ended May 31, 2011 and 2010:

(In thousands)	U.S. Plans 2011	U.S. Plans 2010	Non-U.S. Plans 2011	Non-U.S. Plans 2010
1% Increase in trend rate				
Accumulated Benefit Obligation	$ 442	$ 380	$ 3,938	$ 3,231
Postretirement Cost	22	34	423	209
1% Decrease in trend rate				
Accumulated Benefit Obligation	$ (394)	$ (338)	$ (3,039)	$ (2,499)
Postretirement Cost	(19)	(30)	(320)	(161)

We expect to pay approximately $1.2 million in estimated postretirement benefits in each of the next five years. In the five years thereafter (2017-2021) we expect to pay a cumulative total of $7.8 million.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"), was signed into law on December 8, 2003. The Act provides for prescription drug benefits under Medicare Part D and contains a subsidy to plan sponsors who provide "actuarially equivalent" prescription drug plans. Our actuary has determined that the prescription drug benefit provided by our postretirement plan is considered to be actuarially equivalent to the benefits provided under the Act for all years since inception.

We have included the impact of our portion of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 subsidy in the determination of accumulated postretirement benefit obligation for the U.S. nonpension postretirement benefit plan for the periods ended May 31, 2010. For the fiscal years ended May 31, 2011 and 2010, we received reimbursements from Medicare related to this law amounting to approximately $100,000 each year.

NOTE N — REORGANIZATION PROCEEDINGS OF CERTAIN SUBSIDIARIES

General — Bondex and SPHC are defendants in various asbestos-related bodily injury lawsuits filed in various state courts. These cases generally seek unspecified damages for asbestos-related diseases based on alleged exposures to asbestos-containing products.

On May 31, 2010, Bondex and its parent, SPHC, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. SPHC is the parent company of Bondex and is also the parent company for various operating companies that are not part of the reorganization filing, including Chemical Specialties Manufacturing Corp.; Day-Glo Color Corp.; Dryvit Holdings, Inc.; Guardian Protection Products Inc.; Kop-Coat Inc.; TCI, Inc. and RPM Wood Finishes Group, Inc. SPHC and Bondex (the "filing entities") took this action to permanently and comprehensively resolve all pending and future asbestos-related liability claims associated with Bondex and SPHC-related products. As a result of the filing, all Bondex and SPHC asbestos personal injury lawsuits have been stayed due to the imposition of an automatic stay applicable in bankruptcy cases. In addition, at the request of SPHC and Bondex, the bankruptcy court has entered orders staying all claims against RPM International Inc. and its affiliates that are derivative of the asbestos claims against SPHC and Bondex. Through the Chapter 11 proceedings, the filing entities intend ultimately to establish a trust in accordance with section 524(g) of the Bankruptcy Code and seek the imposition of a channeling injunction that will direct all future SPHC-related and Bondex-related claims to the trust. It is anticipated that the trust will compensate claims at appropriate values established by the trust documents and approved by the bankruptcy court. At this time, it is not possible to predict how long the proceedings will last, the form of any ultimate resolution or when an ultimate resolution might occur.

Prior to the bankruptcy filing, the filing entities had engaged in a strategy of litigating asbestos-related products liability claims brought against them. Claims paid during the year ended May 31, 2010, prior to the bankruptcy filing, were $92.6 million, which included defense-related payments during the year of $42.6 million. No claims have been paid since the bankruptcy filing and it is not contemplated that any claims will be paid until a plan of reorganization is confirmed and an asbestos trust is established and operating.

Prior to the Chapter 11 bankruptcy filing, we recorded asbestos-related contingent liabilities that included estimations of future costs, which by nature are subject to many uncertainties that may change over time, including (i) the ultimate number of claims filed; (ii) the amounts required to resolve both currently known and future unknown claims; (iii) the amount of insurance, if any, available to cover such claims, including the outcome of coverage litigation against the filing entities' third-party insurers; (iv) future earnings and cash flow of the filing entities; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on the filing entities under certain state liability laws; (vi) the unpredictable aspects of the litigation process including a changing trial docket and the jurisdictions in which trials are scheduled; (vii) the outcome of any such trials including judgments or jury verdicts, as a result of our more aggressive defense posture, which included taking selective cases to verdict; (viii) the lack of specific information in many cases concerning exposure to products for which one of our subsidiaries is responsible and the claimants' diseases; (ix) potential changes in applicable federal and/or state law; and (x) the potential impact of various proposed structured settlement transactions or subsidiary bankruptcies by other companies, some of which are the subject of federal appellate court review, the outcome of which could have materially affected future asbestos-related liability estimates.

Historical Asbestos Liability Reserve — In fiscal 2006, management retained Crawford & Winiarski ("C&W"), an independent, third-party consulting firm with expertise in the area of asbestos valuation work, to assist it in calculating an estimate of Bondex's liability for unasserted-potential-future-asbestos-related claims. C&W's methodology to project Bondex's liability for unasserted-potential-future-asbestos-related claims included an analysis of: (a) a widely accepted forecast of the population likely to have been exposed to asbestos; (b) epidemiological studies estimating the number of people likely to develop asbestos-related diseases; (c) the historical rate at which mesothelioma incidences resulted in the payment of claims by Bondex; (d) the historical settlement averages to value the projected number of future compensable mesothelioma claims; (e) the historical ratio of mesothelioma-related indemnity payments to non-mesothelioma indemnity payments; and (f) the historical defense costs and their relationship with total indemnity payments. Based upon the results of this analysis, Bondex recorded an accrued liability for asbestos claims through 2016 as of May 31, 2006 of $421.3 million. This amount was calculated on a pretax basis and was not discounted for the time value of money.

During the fiscal year ended May 31, 2008, the ten-year asbestos liability established as of May 31, 2006 was reviewed and evaluated. As part of that process, the credibility of epidemiological studies of Bondex's mesothelioma claims, first introduced to management by C&W some two-and-one-half years earlier, was validated. At the core of the evaluation process, and the basis of C&W's actuarial work on behalf of Bondex, is the Nicholson Study. The Nicholson Study is the most widely recognized reference in bankruptcy trust valuations, global settlement negotiations and the Congressional Budget Office's work done on the proposed FAIR Act in 2006. Based on our ongoing comparison of the Nicholson Study projections and Bondex's specific actual experience, which at that time continued to bear an extremely close correlation to the study's projections, the asbestos liability projection was extended out to the year 2028. C&W assisted in calculating an estimate of our liability for unasserted-potential-future-asbestos-related claims out to 2028. C&W projected that the cost of extending the asbestos liability to 2028, coupled with an updated evaluation of Bondex's current known claims to reflect its most recent actual experience, would be $288.1 million. Therefore, management added $288.1 million to the existing asbestos liability, which brought Bondex's total asbestos-related balance sheet liabilities at May 31, 2008 to $559.7 million. On May 30, 2010, the day prior to the bankruptcy filing, Bondex had recorded an asbestos related product liability of $397.7 million.

The table below illustrates movements in the Bondex asbestos liability for fiscal 2009 and 2010:

Asbestos Liability Movement (Current and Long-Term)

(In thousands)	Balance at Beginning of Period	Additions to Asbestos Charge	Deductions[1]	Impact of Deconsolidation of SPHC[2]	Balance at End of Period
Year Ended May 31, 2010	$ 490,328	$ -	$ 92,621	$ (397,707)	$ -
Year Ended May 31, 2009	559,745		69,417		490,328

(1) Deductions include payments for defense-related costs and amounts paid to settle claims.

(2) During the year ended May 31, 2010, SPHC and Bondex filed Chapter 11 reorganization proceedings in the U.S. Bankruptcy Court for the District of Delaware, and as a result, were deconsolidated from our results, as required. Refer to Note A(2) for further information.

This liability, as a result of the accounting for the deconsolidation of SPHC and its subsidiaries set forth in Note A(2), is no longer included in RPM International Inc.'s Consolidated Balance Sheet, effective May 31, 2010.

Insurance Coverage Litigation — During calendar year 2003, the filing entities' third-party insurers claimed exhaustion of coverage. On July 3, 2003, certain of our subsidiaries, including the filing entities, filed the case of Bondex International, Inc. et al. v. Hartford Accident and Indemnity Company et al., Case No. 1:03-cv-1322, in the United States District Court for the Northern District of Ohio, for declaratory judgment, breach of contract and bad faith against the named third-party insurers, challenging their assertion that their policies covering asbestos-related claims had been exhausted. On December 1, 2008, the trial court denied the plaintiffs' motions for partial summary judgment and granted the defendants' motions for summary judgment against plaintiffs, including the filing entities, and entered judgment on all remaining claims and counterclaims, and dismissed the action. Plaintiffs, including the filing entities, appealed the trial court's decision to the U.S. Court of Appeals for the Sixth Circuit, which appeal is currently pending. The Sixth Circuit had initially stayed the appeal as a result of the bankruptcy filing, but has since lifted the stay and the appeal process has resumed. Plaintiffs' brief was filed on March 30, 2011, and the defendants' reply briefs were filed on May 31, 2011. Bondex has not included any potential benefits from the ongoing insurance coverage litigation in calculating its asbestos liability. RPM International Inc. is not a party to this insurance litigation.

Debtor-in-Possession ("DIP") Financing — In connection with the bankruptcy filing, SPHC, Bondex and certain of SPHC's subsidiaries entered into a three-year, $40.0 million DIP Credit facility (the "DIP Credit Facility") with Wachovia Capital Finance Corporation (New England). The Bankruptcy Court approved this facility, and granted Wachovia a super priority administrative expense claim for all amounts owed under the facility. The facility is secured by security interests and liens in virtually all of the real and personal property and assets of Bondex, SPHC and certain of SPHC's subsidiaries. The DIP Credit Facility generally permits borrowings for working capital, capital expenditures and other general corporate purposes. The DIP Credit Facility also imposes certain financial and non-financial covenants on SPHC and its subsidiaries. RPM International Inc. is not a party to the DIP Credit Facility and it has not guaranteed obligations under such facility.

Financial Results and Reorganization Items — The SPHC condensed consolidated financial statements set forth below have been prepared in conformity with ASC 852, Reorganizations ("ASC 852").

Specialty Products Holding Corp.
Consolidated Statements of Income

(In thousands)

Year Ended May 31,	2010	2009
Net sales	$ 301,142	$ 314,038
Net sales to RPM	18,431	15,084
Total net sales	319,573	329,122
Cost of sales	203,082	213,310
Gross profit	116,491	115,812
Selling, general & administrative expenses	100,080	99,991
Interest expense	22	9
Investment (income), net	(266)	(415)
Income before income taxes	16,655	16,227
Provision for income taxes	5,520	5,528
Net income	$ 11,135	$ 10,699

Specialty Products Holding Corp.
Condensed Consolidated Balance Sheet

(In thousands)	May 31, 2010
Current Assets	$ 130,155
Property, Plant and Equipment, Net	45,839
Other Assets	299,779
Total Assets	$ 475,773
Other Current Liabilities	$ 38,810
Asbestos-Related Liabilities, Current	20,000
Other Long-Term Liabilities	31,310
Due to RPM, Net[1]	122,275
Asbestos-Related Liabilities, Long-Term	377,707
Total Stockholders' Equity (Deficit)	(114,329)
Total Liabilities and Stockholders' Equity	$ 475,773

(1) As of May 30, 2010, the day prior to the bankruptcy filing, SPHC and its subsidiaries had intercompany payables of approximately $209.6 million and intercompany receivables to and from other entities within the RPM group of companies (other than subsidiaries of SPHC) of approximately $87.3 million.

SPHC and its subsidiaries routinely engage in intercompany transactions with other entities within RPM in the ordinary course of business, including services provided by RPM International Inc. to SPHC and its subsidiaries under an administrative services agreement. These services include risk management and insurance services, benefits administration, IT services, legal services, environmental, health and safety compliance management, tax planning and compliance services, treasury and cash management, various accounting services, including preparation of accounting books and financial statement preparation, internal audit services, benefits associated with group purchasing of various supplies and equipment, and consulting services associated with various business development activities. The Bankruptcy Court has approved this administrative services agreement.

As a result of their bankruptcy filing, SPHC and Bondex are precluded from paying dividends to shareholders and from making payments on any pre-bankruptcy filing accounts or notes payable that are due and owing to any other entity within the RPM group of companies (the "Pre-Petition Intercompany Payables") or other pre-petition creditors during the pendency of the bankruptcy case, without the Bankruptcy Court's approval. Moreover, no assurances can be given that any of the Pre-Petition Intercompany Payables will ever be paid or otherwise satisfied.

When SPHC emerges from the jurisdiction of the Bankruptcy Court, the subsequent accounting will be determined based upon the applicable circumstances and facts at such time, including the terms of any plan of reorganization.

SPHC has assessed its liquidity position as a result of the bankruptcy filing and believes that it can continue to fund its and its subsidiaries' operating activities and meet its debt and capital requirements for the foreseeable future. The SPHC condensed consolidated financial information set forth above has been prepared on a going concern basis, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the ordinary course of business.

NOTE O — CONTINGENCIES AND OTHER ACCRUED LOSSES

Accrued loss reserves consist of the following:

May 31,	2011	2010
(In thousands)		
Accrued product liability reserves	$ 37,941	$ 47,811
Accrued warranty reserves	15,347	14,918
Accrued environmental reserves	4,357	3,084
Total accrued loss reserves - Current	$ 57,645	$ 65,813
Accrued product liability reserves - noncurrent	$ 2,905	$ 4,331
Accrued warranty liability - noncurrent	1,849	2,684
Accrued environmental reserves - noncurrent	4,693	4,408
Total accrued loss reserves - Noncurrent	$ 9,447	$ 11,423

We provide, through our wholly-owned insurance subsidiaries, certain insurance coverage, primarily product liability coverage, to our other subsidiaries. Excess coverage is provided by third-party insurers. Our reserves provide for these potential losses as well as other uninsured claims.

We also offer warranty programs at several of our industrial businesses and have established a product warranty liability. We review this liability for adequacy on a quarterly basis and adjust it as necessary. The primary factors that could affect this liability may include changes in the historical system performance rate as well as the costs of replacement. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted, as required, to reflect actual experience. It is probable that we will incur future losses related to warranty claims we have received but that have not been fully investigated and related to claims not yet received, which are not currently estimable due to the significant number of variables contributing to the extent of any necessary remediation. While our warranty liability represents our best estimate at May 31, 2011, we can provide no assurances that we will not experience material claims in the future or that we will not incur significant costs to resolve such claims beyond the amounts accrued or beyond what we may recover from our suppliers. Product warranty expense is recorded within selling, general and administrative expense.

The following table includes the changes in our accrued warranty balances:

Year Ended May 31,	2011	2010	2009
(In thousands)			
Beginning Balance	$ 17,602	$ 18,993	$ 8,055
Deductions[1]	(20,335)	(23,209)	(16,215)
Provision charged to SG&A expense	19,899	24,897	27,153
Acquisitions	30	46	
Impact of deconsolidation of SPHC		(3,125)	
Ending Balance	$ 17,196	$ 17,602	$ 18,993

(1) Primarily claims paid during the year.

In addition, like other companies participating in similar lines of business, some of our subsidiaries are involved in several proceedings relating to environmental matters. It is our policy to accrue remediation costs when it is probable that such efforts will be required and the related costs can be reasonably estimated. These liabilities are undiscounted.

NOTE P — SEGMENT INFORMATION

We operate a portfolio of businesses and product lines that manufacture and sell a variety of specialty paints, protective coatings and roofing systems, sealants and adhesives. We manage our portfolio by organizing our businesses and product lines into two reportable segments: the industrial reportable segment and the consumer reportable segment. Within each reportable segment, we aggregate several operating segments that consist of individual groups of companies and product lines, which generally address common markets, share similar economic characteristics, utilize similar technologies and can share manufacturing or distribution capabilities. Our five operating segments represent components of our business for which separate financial information is available that is utilized on a regular basis by our chief executive officer in determining how to allocate the assets of the company and evaluate performance. These five operating segments are each managed by an operating segment manager, who is responsible for the day-to-day operating decisions and performance evaluation of the operating segment's underlying businesses.

Our industrial reportable segment products are sold throughout North America and also account for the majority of our international sales. Our industrial product lines are sold directly to contractors, distributors and end-users, such as industrial manufacturing facilities, public institutions and other commercial customers. This reportable segment comprises three separate operating segments — Building Solutions Group, Performance Coatings Group and RPM2 Group. Products and services within this reportable segment include construction chemicals; roofing systems; weatherproofing and other sealants; polymer flooring; edible coatings and specialty glazes for pharmaceutical, cosmetic and food industries; and other specialty chemicals.

Our consumer reportable segment manufactures and markets professional use and do-it-yourself ("DIY") products for a variety of mainly consumer applications, including home improvement and personal leisure activities. Our consumer segment's major manufacturing and distribution operations are located primarily in North America, along with a few locations in Europe. Consumer segment products are sold directly to mass merchandisers, home improvement centers, hardware stores, paint stores, craft shops and to other smaller customers through distributors. This reportable segment comprises two operating segments — DAP Group and Rust-Oleum Group. Products within this reportable segment include specialty, hobby and professional paints; caulks; adhesives; silicone sealants and wood stains.

In addition to our two reportable segments, there is a category of certain business activities and expenses, referred to as corporate/other, that does not constitute an operating segment. This category includes our corporate headquarters and related administrative expenses, results of our captive insurance companies, gains or losses on the sales of certain assets and other expenses not directly associated with either reportable segment. Assets related to the corporate/other category consist primarily of investments, prepaid expenses, deferred pension assets, and headquarters' property and equipment. These corporate and other assets and expenses reconcile reportable segment data to total consolidated income before income taxes, identifiable assets, capital expenditures, and depreciation and amortization.

We reflect income from our joint ventures on the equity method, and receive royalties from our licensees. Total income from royalties and joint ventures amounted to approximately $2.3 million, $2.7 million and $3.1 million for the years ended May 31, 2011, 2010 and 2009, respectively, and are therefore included as an offset to selling, general and administrative expenses.

The following tables reflect the results of our reportable segments consistent with our management philosophy, and represent the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of businesses.

Year Ended May 31,	2011	2010	2009
(In thousands)			
Net Sales			
Industrial	$ 2,259,809	$ 2,328,194	$ 2,367,401
Consumer	1,122,032	1,084,522	1,000,766
Total	$ 3,381,841	$ 3,412,716	$ 3,368,167
Income (Loss) Before Income Taxes			
Industrial[d]			
Income Before Income Taxes[a]	$ 232,544	$ 225,528	$ 180,395
Interest (Expense), Net[b]	(3,304)	(1,709)	(582)
EBIT[c]	$ 235,848	$ 227,237	$ 180,977
Consumer			
Income Before Income Taxes[a]	$ 146,035	$ 147,019	$ 97,279
Interest (Expense), Net[b]	63	37	(4,623)
EBIT[c]	$ 145,972	$ 146,982	$ 101,902
Corporate/Other			
Income Before Income Taxes[a]	$ (83,526)	$ (104,093)	$ (96,806)
Interest (Expense), Net[b]	(46,504)	(50,025)	(55,049)
EBIT[c]	$ (37,022)	$ (54,068)	$ (41,757)
Consolidated			
Income Before Income Taxes[a]	$ 295,053	$ 268,454	$ 180,868
Interest (Expense), Net[b]	(49,745)	(51,697)	(60,254)
EBIT[c]	$ 344,798	$ 320,151	$ 241,122
Identifiable Assets			
Industrial	$ 1,992,143	$ 1,666,005	$ 1,778,526
Consumer	1,195,849	1,135,211	1,187,633
Corporate/Other	327,037	202,808	443,762
Total	$ 3,515,029	$ 3,004,024	$ 3,409,921
Capital Expenditures			
Industrial	$ 29,687	$ 17,887	$ 34,603
Consumer	9,665	4,400	19,828
Corporate/Other	474	954	555
Total	$ 39,826	$ 23,241	$ 54,986
Depreciation and Amortization			
Industrial	$ 46,352	$ 56,104	$ 55,793
Consumer	24,954	26,771	27,996
Corporate/Other	1,447	1,378	1,355
Total	$ 72,753	$ 84,253	$ 85,144

(a) The presentation includes a reconciliation of Income (Loss) Before Income Taxes, a measure defined by Generally Accepted Accounting Principles (GAAP) in the United States, to EBIT.

(b) Interest (expense), net includes the combination of interest expense and investment expense (income), net.

(c) EBIT is defined as earnings (loss) before interest and taxes. We evaluate the profit performance of our segments based on income before income taxes, but also look to EBIT as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations. For that reason, we believe EBIT is also useful to investors as a metric in their investment decisions. EBIT should not be considered an alternative to, or more meaningful than, operating income as determined in accordance with GAAP, since EBIT omits the impact of interest and taxes in determining operating performance, which represent items necessary to our continued operations, given our level of indebtedness and ongoing tax obligations. Nonetheless, EBIT is a key measure expected by and useful to our fixed income investors, rating agencies and the banking community, all of whom believe, and we concur, that this measure is critical to the capital markets' analysis of our segments' core operating performance. We also evaluate EBIT because it is clear that movements in EBIT impact our ability to attract financing. Our underwriters and bankers consistently require inclusion of this measure in offering memoranda in conjunction with any debt underwriting or bank financing. EBIT may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.

(d) Our industrial reportable segment results for fiscal 2009 reflect the impact of impairment losses resulting from the reduction in carrying values of goodwill and other intangible assets, totaling $15.5 million (see Note B to the Consolidated Financial Statements).

Year Ended May 31,	2011	2010	2009
(In thousands)			
Net Sales			
United States	$ 1,983,238	$ 2,148,893	$ 2,161,494
Foreign			
Canada	330,613	308,395	260,928
Europe	812,735	728,118	734,853
Other Foreign	255,255	227,310	210,892
Total Foreign	1,398,603	1,263,823	1,206,673
Total	$ 3,381,841	$ 3,412,716	$ 3,368,167
Long-Lived Assets[(a)]			
United States	$ 965,235	$ 966,453	$ 1,171,288
Foreign			
Canada	137,380	127,672	128,888
Europe	497,091	415,411	424,119
Other Foreign	47,353	44,327	40,210
Total Foreign	681,824	587,410	593,217
Total	$ 1,647,059	$ 1,553,863	$ 1,764,505

(a) Long-lived assets include all non-current assets, excluding non-current deferred income taxes.

NOTE Q — QUARTERLY INFORMATION (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended May 31, 2011 and 2010:

	For Quarter Ended			
(In thousands, except per share amounts)	August 31	November 30	February 28	May 31
2011				
Net Sales	$ 894,810	$ 826,343	$ 678,920	$ 981,768
Gross Profit	$ 375,426	$ 339,497	$ 269,518	$ 416,426
Net Income Attributable to RPM International Inc. Stockholders	$ 68,996	$ 48,791	$ 1,097	$ 70,174
Basic Earnings Per Share	$ 0.53	$ 0.38	$ 0.01	$ 0.54
Diluted Earnings Per Share	$ 0.53	$ 0.38	$ 0.01[(a)]	$ 0.54
Dividends Per Share	$ 0.205	$ 0.210	$ 0.210	$ 0.210

(In thousands, except per share amounts)	August 31	November 30	February 28	May 31
2010				
Net Sales	$ 915,953	$ 858,658	$ 666,594	$ 971,511
Gross Profit	$ 393,830	$ 363,211	$ 259,832	$ 418,502
Net Income Attributable to RPM International Inc. Stockholders	$ 73,025	$ 55,893	$ (9,400)	$ 60,519
Basic Earnings Per Share	$ 0.57	$ 0.44	$ (0.07)	$ 0.47
Diluted Earnings Per Share	$ 0.57	$ 0.43[(a)]	$ (0.07)[(a)]	$ 0.47
Dividends Per Share	$ 0.200	$ 0.205	$ 0.205	$ 0.205

(a) For the quarters ended November 30, 2009, February 28, 2010 and February 28, 2011, the treasury stock method was utilized for the purpose of computing diluted earnings per share, as the result under the two-class method would have been less dilutive.

Quarterly earnings per share may not total to the yearly earnings per share due to the weighted-average number of shares outstanding in each quarter.

Quarterly Stock Price and Dividend Information

Shares of our common stock are traded on the New York Stock Exchange under the symbol RPM. The high and low sales prices for the shares of common stock, and the cash dividends paid on the common stock, for each quarter of the two most recent fiscal years are set forth in the table below.

Range of Sales Prices and Dividends Paid

Fiscal 2011	High	Low	Dividends paid per share
First Quarter	$ 19.90	$ 16.07	$ 0.205
Second Quarter	$ 21.93	$ 17.09	$ 0.210
Third Quarter	$ 24.68	$ 19.86	$ 0.210
Fourth Quarter	$ 26.00	$ 21.88	$ 0.210

Fiscal 2010	High	Low	Dividends paid per share
First Quarter	$ 17.03	$ 13.08	$ 0.200
Second Quarter	$ 20.35	$ 15.85	$ 0.205
Third Quarter	$ 21.49	$ 18.05	$ 0.205
Fourth Quarter	$ 22.90	$ 18.41	$ 0.205

Source: New York Stock Exchange

Cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are approximately the last day of July, October, January and April.

The number of holders of record of our common stock as of July 15, 2011 was approximately 26,758, in addition to 59,074 beneficial holders.

Management's Report on Internal Control Over Financial Reporting

The management of RPM International Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. RPM's internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may be inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of RPM's internal control over financial reporting as of May 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on this assessment, management concluded that, as of May 31, 2011, RPM's internal control over financial reporting is effective.

The independent registered public accounting firm Ernst & Young LLP, has also audited the Company's internal control over financial reporting as of May 31, 2011 and their report thereon is included on page 66 of this report.





Frank C. Sullivan
Chairman and Chief Executive Officer

Robert L. Matejka
Senior Vice President and Chief Financial Officer

July 27, 2011

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

RPM International Inc. and Subsidiaries
Medina, Ohio

We have audited the accompanying consolidated balance sheets of RPM International Inc. and Subsidiaries ("RPM" or "the Company") as of May 31, 2011 and 2010 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended May 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RPM at May 31, 2011 and 2010 and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of RPM's internal control over financial reporting as of May 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 27, 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP

Cleveland, Ohio
July 27, 2011

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

RPM International Inc. and Subsidiaries
Medina, Ohio

We have audited RPM International Inc. and Subsidiaries' ("RPM" or "the Company") internal control over financial reporting as of May 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). RPM's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, RPM maintained, in all material respects, effective internal control over financial reporting as of May 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of RPM as of May 31, 2011 and 2010 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended May 31, 2011 and our report dated July 27, 2011 expressed an unqualified opinion thereon.



Cleveland, Ohio
July 27, 2011

Stockholder Information

World Headquarters

RPM International Inc.
2628 Pearl Road
P.O. Box 777
Medina, OH 44258
Telephone: 330-273-5090 or 800-776-4488
Fax: 330-225-8743
Web site: www.rpminc.com
E-mail: info@rpminc.com

Annual Meeting

RPM stockholders are invited to attend RPM's Annual Meeting, which will be held at the Holiday Inn Select, 15471 Royalton Road, Strongsville, Ohio, at 2:00 p.m. Thursday, October 6, 2011. Directions can be found on the RPM web site.

Form 10-K and Other Financial Information

Investors may obtain, at no charge, a copy of the RPM Annual Report to the Securities and Exchange Commission on Form 10-K, a corporate video and other investor information by writing, e-mailing or calling Kathie M. Rogers, Manager of Investor Relations, at RPM International Inc.

Form 10-K, other public financial reports and news releases may also be obtained electronically through our web site, www.rpminc.com, under "Investor Information."

Corporate Governance

Copies of the RPM Board of Directors Corporate Governance Guidelines, as well as the Charters of the committees of the Board and RPM's Code of Conduct, are available on the company's web site at www.rpminc.com, under "Investor Information/Corporate Governance." Copies of these materials are also available, without charge, upon written request to the Secretary of RPM.

Institutional Investor and Security Analyst Inquiries

Security analysts and investment professionals with questions regarding RPM should contact Robert L. Matejka, Senior Vice President and Chief Financial Officer, at 330-273-5090.

Dividend Payments

Common stock cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are typically the 31st of July, October and January and the 30th of April. RPM has increased the cash dividend payments to its stockholders for 37 consecutive years.

Stock Transfer Agent, Registrar and Dividend Disbursing Agent

Wells Fargo Bank, N.A. maintains RPM's stockholder records and is responsible for disbursing dividend checks. Questions concerning your account, change of address, transfer of ownership, lost certificates, safekeeping of stock certificates, dividend payments, direct deposit of dividends and other related items should be directed to:

Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
Telephone: 800-988-5238 or
651-450-4064 (outside the United States)
Fax: 651-450-4085
Web site: www.shareowneronline.com

Certified/Overnight Mail:
Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139

Internet Account Access

Stockholders of record may access their accounts via the internet to view their account holdings, change address, complete certain transactions and get answers to other stock-related inquires through Wells Fargo Shareowner Online at www.shareowneronline.com.

Direct Stock Purchase and Dividend Reinvestment Plan

RPM offers a direct stock purchase and dividend reinvestment plan administered by Wells Fargo Bank, N.A. The plan allows new investors to purchase RPM common stock directly, and existing stockholders to increase their holdings. There is no commission cost for shares purchased. The minimum initial investment is $200. Additional cash investments must be at least $25 and not more than $5,000 per month. For more details on the plan or questions concerning existing Dividend Reinvestment accounts, please contact:

Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, MN 55164-0856
Telephone: 800-988-5238
Web site: www.shareowneronline.com

Independent Registered Public Accounting Firm

Ernst & Young LLP, Cleveland, Ohio

Counsel

Calfee, Halter & Griswold LLP, Cleveland, Ohio

Stock Exchange Listing



RPM International Inc. is listed on the New York Stock Exchange (ticker symbol "RPM").

Global Operations

Operating in global markets of approximately $170 billion for its coatings, sealants and building materials, the growth opportunities for RPM are vast. As the tables below indicate, the company continues to seize upon these opportunities, both domestically and abroad.

Behind organic sales efforts, as well as through acquisitions, RPM continues to expand its global footprint – particularly in established European economies, but also in high-growth emerging markets such as Latin America, India and China. During its fiscal 2011 year, approximately 57% of RPM's sales came from the U.S. with the remaining 43% being generated internationally.

RPM delivers to these markets through its approximately 9,025 dedicated employees around the world who operate its 78 manufacturing facilities in 18 countries.

Industrial Segment Plant Locations

Argentina
Belgium
Canada
Chile
Colombia
France
Germany
India
Italy
Malaysia
Mexico
The Netherlands
Norway
South Africa
Sweden
United Arab Emirates
United Kingdom
United States

Consumer Segment Plant Locations

Belgium
Canada
The Netherlands
United Kingdom
United States

North America

Sales	$ 2,278,213
Assets*	$ 1,102,615
Employees	5,462
Square feet of operations	6,504,977

Europe

Sales	$ 767,541
Assets*	$ 497,091
Employees	2,422
Square feet of operations	2,083,007

South/Latin America

Sales	$ 110,753
Assets*	$ 12,188
Employees	511
Square feet of operations	275,335

Africa/Middle East

Sales	$ 117,634
Assets*	$ 19,267
Employees	485
Square feet of operations	298,175

Asia/Pacific

Sales	$ 107,700
Assets*	$ 15,898
Employees	145
Square feet of operations	160,746

* Assets are long lived and include all non-current assets, excluding non-current deferred income taxes.

Board of Directors



left to right
Gen. John P. Abizaid
Bruce A. Carbonari
David A. Daberko



left to right
James A. Karman
Donald K. Miller
Frederick R. Nance
William A. Papenbrock
Charles A. Ratner



left to right
Frank C. Sullivan
Thomas C. Sullivan
William B. Summers, Jr.
Dr. Jerry Sue Thornton
Joseph P. Viviano

Gen. John P. Abizaid (Retired) (3)
Elected 2008; Senior Partner, JPA Partners LLC (a Nevada-based strategic and analytic consulting firm) and a retired four-star General in the U.S. Army and former commander of the U.S. Central Command

Bruce A. Carbonari (4)
Elected 2002; Chairman and Chief Executive Officer, Fortune Brands, Inc., Deerfield, Illinois (a leading consumer brands company)

David A. Daberko (3)
Elected 2007; retired Chairman and Chief Executive Officer, National City Corporation, Cleveland, Ohio, now part of PNC Financial Services Group, Inc. (a financial holding company)

James A. Karman (2)
Elected 1963; retired Vice Chairman, RPM International Inc.

Donald K. Miller (2)
Elected 1972; Chairman, Axiom International Investors LLC, Greenwich, Connecticut (an international equity asset management firm)

Frederick R. Nance (4)
Elected 2007; Regional Managing Partner, Squire, Sanders & Dempsey LLP, Cleveland, Ohio (attorneys at law)

William A. Papenbrock (2), (3**), (4)
Elected 1972; retired Partner and past Vice Chairman of the Executive Committee, Calfee, Halter & Griswold LLP, Cleveland, Ohio (attorneys at law)

Charles A. Ratner (1), (3*)
Elected 2005; Chairman, Forest City Enterprises, Inc., Cleveland, Ohio (a diversified real estate development corporation)

Frank C. Sullivan (1*)
Elected 1995; Chairman and Chief Executive Officer, RPM International Inc.

Thomas C. Sullivan (1)
Elected 1963; Chairman Emeritus and retired Chief Executive Officer, RPM International Inc.

William B. Summers, Jr. (1), (2*)
Elected 2004; retired Chairman and Chief Executive Officer, McDonald Investments Inc., Cleveland, Ohio, now part of KeyBanc Capital Markets Inc. (an investment banking and securities firm)

Dr. Jerry Sue Thornton (1), (3), (4**)
Elected 1999; President of Cuyahoga Community College, Cleveland, Ohio

Joseph P. Viviano (4*)
Elected 2001; retired Vice Chairman, Hershey Foods Corporation, Hershey, Pennsylvania

(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee
(4) Governance & Nominating Committee
* Chairman of the Committee
** Alternate member of the Committee

Officers

Frank C. Sullivan
Chairman and
Chief Executive Officer

Ronald A. Rice
President and
Chief Operating Officer

Paul G. P. Hoogenboom
Senior Vice President —
Manufacturing and Operations
and Chief Information Officer

Robert L. Matejka
Senior Vice President and
Chief Financial Officer

Edward W. Moore
Vice President, General Counsel
and Chief Compliance Officer

Lonny R. DiRusso
Vice President —
Information Technology

Russell L. Gordon
Vice President —
Corporate Planning

Janeen B. Kastner
Vice President —
Corporate Benefits
and Risk Management

John F. Kramer
Vice President —
Corporate Development

Randell McShepard
Vice President —
Public Affairs

Matthew T. Ratajczak
Vice President —
Global Taxes

Barry M. Slifstein
Vice President
and Controller

Keith R. Smiley
Vice President
and Treasurer

Thomas C. Sullivan, Jr.
Vice President —
Corporate Development

back cover

During fiscal 2012, **RPM** will launch an advertising program to strengthen its already large base of individual retail investors. Key messages include the company's strong brands and dividend performance.

These Brands Pay Dividends

4% approximate current dividend yield

21% 25-year dividend yield on original investment

37 consecutive years of cash dividend increases



For up-to-date information on the RPM dividend, including the present yield, simply use your smart phone to scan the QR code above.



RPM International Inc.

2628 Pearl Road P.O. Box 777 Medina, Ohio 44258 Phone 330-273-5090 Fax 330-225-8743 E-mail info@rpminc.com Web www.rpminc.com

